[GRAPHIC OMITTED][GRAPHIC OMITTED]

--------------------------------------------------------------------------------

1 CORPORATE WAY, LANSING, MI 48951
P.O. BOX 24068 (48909-4068)
PHONE (517) 367-3835  FAX (517) 706-5517




DATE:   September 25, 2008

TO:     Ellen J. Sazzman
        SENIOR COUNSEL
        U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:   Anthony L. Dowling
        ASSOCIATE GENERAL COUNSEL

RE:  Response  to  Comments  for  both  Post-Effective   Amendment  No.  54  for
     Perspective II (File Nos. 333-70472 and 811-08664) and Post-Effective Amendment No. 30 for NY Perspective II (File Nos. 333-70384 and 811-08664)

--------------------------------------------------------------------------------

This memorandum and the materials supplied are in response to the comments you provided me via telephone on August 14, 2008, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold), including references to the corresponding Prospectus pages of Perspective II (File Number 333-70472) provided electronically and in hard copy. Please provide us guidance if we misinterpreted the substance of your comments.

1.   CONTRACT NAME

     Please confirm to Commission Staff that the contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

     RESPONSE: THE CONTRACT NAME IS AND WILL CONTINUE TO BE THE SAME AS THE CLASS IDENTIFIER FOUND ON EDGAR THAT IS ASSOCIATED WITH THE CONTRACT.

2.   PROSPECTUS

     Please confirm to Commission Staff that investors receive prospectuses that contain only the riders that have been or are being offered to them.

     RESPONSE: AS A GENERAL MATTER, INVESTORS RECEIVE PROSPECTUSES THAT DESCRIBE ONLY THE RIDERS THAT HAVE BEEN OR ARE BEING OFFERED TO THEM. AS A RESULT OF THE FREQUENCY OF STATE VARIATIONS IN THE DETAILS OF AN OPTIONAL FEATURE, THE TIMING AND STANDARDS OF INDIVIDUAL STATE APPROVAL PROCESSES, AND BROKER-DEALER PREFERENCES, THESE NUMEROUS DIFFERENCES COULD POTENTIALLY REQUIRE AS FEW AS FIVE AND POTENTIALLY FIFTY DIFFERING PROSPECTUSES. AS ILLUSTRATED BY THE FOLLOWING DISCLOSURE ON THE COVER PAGE OF THE
     PROSPECTUS, JACKSON GENERALLY ADDRESSES THE AVAILABILITY OF OPTIONAL BENEFITS AS FOLLOWS:

Ms. Ellen J. Sazzman
September 25, 2008
Page 2 of 22



     The representative assisting you will advise you whether an optional benefit is available and which one remains available to you. You or your representative may contact our Annuity Service Center to see whether and which new optional benefits have been approved for sale in your state.

     IN ADDITION, IN THE COURSE OF RESPONDING TO THIS COMMENT, WE DETERMINED THAT IT IS APPROPRIATE TO REVISE THE KEY FACTS OF THE PROSPECTUS (PAGE 3 OF THE ACCOMPANYING COURTESY COPY) TO ADD THE FOLLOWING ITEM.

--------------------------------------------------------------------------------
     OPTIONAL ENDORSEMENTS

                    Not all optional endorsements are available in all states or through all broker-dealers. The availability of optional endorsements may reflect state prohibitions and variations, Jackson's reservation of the right not to offer certain optional endorsements, and broker-dealer selections. The representative assisting you will advise you whether an optional benefit is available and of any variations.

--------------------------------------------------------------------------------

3. FEES AND EXPENSES TABLES - PERIODIC EXPENSES (PP. 6 -17 OF THE ACCOMPANYING COURTESY COPY)

     a. In the table, "FutureGuard 6" has a listed maximum annual charge of 0.87% but corresponding footnote number 14 lists a different charge with a different charge base. Please clarify.

          RESPONSE: THE MAXIMUM ANNUAL CHARGE FOR FUTUREGUARD 6 IS 0.87%, AS LISTED IN THE TABLE AND IN THE 6TH PARAGRAPH OF FOOTNOTE 14. TO ADD CLARITY FOR THE READER, WE HAVE MOVED THE STATEMENT OF THE MAXIMUM CHARGE TO THE FIRST PARAGRAPH OF THE FOOTNOTE, AS REFLECTED IN THE FOLLOWING EXCERPT.



          (14) The current and maximum charge is 0.2125% of the GMIB Benefit Base each calendar quarter (0.85% annually). For Contracts purchased IN WASHINGTON STATE, you currently pay the maximum charge of 0.0725% of the GMIB Benefit Base each Contract Month (0.87% annually, as used in the table). The GMIB Benefit Base for FutureGuard 6 is the greater of (a) or (b), where:


          (a) Generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 6% until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB; and

          (b) Generally equals the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday, subject to certain adjustments after that Contract Anniversary.

          At issue, the Step-Up Date is the Issue Date, and the Step-Up Value is generally equal to the initial premium paid plus any Contract Enhancement credited. After issue, the Step-Up Date is the Contract Anniversary on which the Owner elects to step up to the Contract Value, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

          For more information about how the endorsement works, including more details regarding the GMIB Benefit Base, please see "FutureGuard 6 Guaranteed Minimum Income Benefit" beginning on page 251.

          For Contracts with FutureGuard 6 purchased BEFORE OCTOBER 6, 2008, the charge is 0.20% of the GMIB Benefit Base each calendar quarter (0.80% annually). For Contracts purchased IN WASHINGTON STATE BEFORE OCTOBER 6, 2008, you pay 0.07% of the GMIB Benefit Base each Contract Month (0.84% annually).

          We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "FutureGuard 6 Guaranteed Minimum Income Benefit Charge" beginning on page 43.

     b. Where applicable in the footnotes, please briefly describe the GMIB Benefit Base, the GMDB Benefit Base and any other base referenced.

          RESPONSE: PURSUANT TO YOUR COMMENT, THE APPROPRIATE DESCRIPTIONS HAVE BEEN INSERTED IN THE FOOTNOTES.

     c. Please also clarify the difference between average account value and average daily net asset value

          RESPONSE: FOR CLARITY AND CONSISTENCY, WE HAVE REPLACED THE PHRASE "AVERAGE ACCOUNT VALUE" WITH "AVERAGE DAILY NET ASSET VALUE".

     d. The fee table lists multiple riders with different bases and the pre-amble entitled "Optional Endorsements", which is found on page 6, is difficult to follow. For clarity, please list first those groups of benefits based on average account value followed by groups based on a different base, with a preamble for each. Regarding the optional death benefits, which contain both riders based on average account values and a GMDB Benefit Base, respectively; present that grouping into subsets.

          RESPONSE: WE HAVE RE-FORMATTED THE "OPTIONAL ENDORSEMENTS" SUBSECTION UNDER THE FEES AND EXPENSES TABLES.


4. FEES AND EXPENSES TABLES - PERIODIC EXPENSES (PP. 16 AND 17 OF THE ACCOMPANYING COURTESY COPY)

     a. In footnotes 35, 38, 40 and 41, please clarify that the first charge listed in each footnote is the current charge.

          RESPONSE: PURSUANT TO YOUR COMMENT, WE HAVE MADE THE REQUESTED CHANGE IN THE IDENTIFIED FOOTNOTES.

     b. In footnotes 35, 38, 40, 41 and 43, please clarify that the maximum annual charge listed in each footnote is based on the respective benefit base.

          RESPONSE: PURSUANT TO YOUR COMMENT, WE HAVE MADE THE REQUESTED CHANGE IN THE IDENTIFIED FOOTNOTES.

     c. In addition, please clarify in footnote 43 that the charge for the LifeGuard Freedom DB is the maximum annual charge.

          RESPONSE: PURSUANT TO YOUR COMMENT, WE HAVE CLARIFIED THAT THE CHARGE LISTED FOR THE LIFEGUARD FREEDOM DB IS THE MAXIMUM ANNUAL CHARGE.


5.   FEES AND EXPENSES TABLES - PERIODIC EXPENSES

     Consider describing in the footnotes the relationship between the average account value and any applicable benefit base if a rider is selected at the time the contract is issued.

     RESPONSE: THE AVERAGE ACCOUNT VALUE AND APPLICABLE BENEFIT BASES ARE SEPARATELY CALCULATED VALUES. THERE IS NO RELATIONSHIP THAT CAN BE DESCRIBED IN A FOOTNOTE. THE BODY OF THE PROSPECTUS FULLY DESCRIBES THE TWO CALCULATIONS. IF REQUESTED, WE CAN ADD A FOOTNOTE THAT REFERS THE READER TO THE PAGES WHERE THE VALUES ARE DESCRIBED.


6. FEES AND EXPENSES TABLES - TOTAL ANNUAL FUND OPERATING EXPENSES (PP. 17-20 OF THE ACCOMPANYING COURTESY COPY)

     Please provide the Commission Staff an updated fund table for review.

     RESPONSE: FOLLOWING IS THE TEXT OF THE UPDATED FUND TABLE PORTION OF THE FEES AND EXPENSE TABLES THAT WILL BE INCLUDED IN THE FINAL VERSION OF THE PROSPECTUS, WHICH WILL BE FILED UPON APPROVAL OF THESE RESPONSES.

                      TOTAL ANNUAL FUND OPERATING EXPENSES

     (Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

                 ---------------------------------------------

                                Minimum: 0.58%

                                Maximum: 2.22%

                 ---------------------------------------------

MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS BELOW. BUT PLEASE REFER TO THE FUNDS' PROSPECTUSES FOR EVEN MORE INFORMATION, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE, AND INFORMATION ABOUT JACKSON NATIONAL ASSET MANAGEMENT, LLC(R), THE FUNDS' ADVISER AND ADMINISTRATOR, AS WELL AS THE SUB-ADVISERS.


                       FUND OPERATING EXPENSES
  (AS AN ANNUAL PERCENTAGE OF THE FUND'S AVERAGE DAILY NET
                           ASSETS)                                                                          ACQUIRED
                                                                MANAGEMENT                                  FUND FEES      ANNUAL
                                                                    and        SERVICE        OTHER         AND            OPERATING
                          FUND NAME                             ADMIN FEE A    (12B-1) FEE    EXPENSES B    EXPENSES C     EXPENSES
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM International Growth                                     0.82%           0.20%         0.01%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Large Cap Growth F                                       0.77%           0.20%         0.01%          0.00%          0.98%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Global Real Estate F                                     0.86%           0.20%         0.01%          0.01%          1.08%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Small Cap Growth                                         0.95%           0.20%         0.00%          0.01%          1.16%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian Global Balanced F                           0.80%           0.20%         0.01%          0.00%          1.01%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian Global Diversified Research                 0.90%           0.20%         0.00%          0.01%          1.11%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian International Small Cap                     1.10%           0.20%         0.00%          0.04%          1.34%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian U.S. Growth Equity                          0.80%           0.20%         0.00%          0.00%          1.00%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Credit Suisse Global Natural Resources                       0.85%           0.20%         0.00%          0.01%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Credit Suisse Long/Short F                                   0.95%           0.20%         1.06% D        0.01%          2.22%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Eagle Core Equity                                            0.73%           0.20%         0.01%          0.01%          0.95%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Eagle SmallCap Equity                                        0.83%           0.20%         0.00%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Founding Strategy                         0.05%           0.00%         0.00%          1.06% E        1.11%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Global Growth                             0.90%           0.20%         0.00%          0.00%          1.10%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Income                                    0.82%           0.20%         0.00%          0.00%          1.02%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Mutual Shares                             0.85%           0.20%         0.02% D        0.00%          1.07%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Small Cap Value                           0.95%           0.20%         0.01%          0.01%          1.17%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Core Plus Bond                                 0.70%           0.20%         0.01%          0.01%          0.92%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Emerging Markets Debt                          0.90%           0.20%         0.01%          0.00%          1.11%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Mid Cap Value                                  0.82%           0.20%         0.01%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Short Duration Bond                            0.54%           0.20%         0.01%          0.00%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan International Value                                 0.80%           0.20%         0.01%          0.00%          1.01%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan MidCap Growth                                       0.80%           0.20%         0.01%          0.01%          1.02%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan U.S. Government & Quality Bond                      0.58%           0.20%         0.00%          0.01%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Emerging Markets                                      1.09%           0.20%         0.00%          0.02%          1.31%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Mid Cap Equity F                                      0.81%           0.20%         0.01%          0.01%          1.03%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Small Cap Equity                                      0.85%           0.20%         0.01%          0.01%          1.07%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/M&G Global Basics                                            1.00%           0.20%         0.01%          0.00%          1.21%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/M&G Global Leaders                                           1.00%           0.20%         0.01%          0.00%          1.21%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management European 30                        0.57%           0.20%         0.01%          0.00%          0.78%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Pacific Rim 30                     0.57%           0.20%         0.01%          0.00%          0.78%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P 500 Index                      0.38%           0.20%         0.01%          0.01%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P 400 MidCap Index               0.39%           0.20%         0.01%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Small Cap Index                    0.39%           0.20%         0.01%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management International Index                0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Bond Index                         0.40%           0.20%         0.00%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index       0.58%           0.20%         0.01%           0.01%         0.80%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Index 5                            0.05%           0.00%         0.01%          0.61% E        0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management 10 x 10                            0.05%           0.00%         0.01%          0.63% E        0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Oppenheimer Global Growth                                    0.84%           0.20%         0.01%          0.00%          1.05%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PAM Asia ex-Japan F                                          1.05%           0.20%         0.00%          0.08%          1.33%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PAM China-India F                                            1.10%           0.20%         0.00%          0.08%          1.38%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PIMCO Real Return                                            0.60%           0.20%         0.00%          0.00%          0.80%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PIMCO Total Return Bond                                      0.60%           0.20%         0.00%          0.01%          0.81%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Core Equity F                                    0.75%           0.20%         0.01%          0.00%          0.96%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America High Yield Bond F                                0.57%           0.20%         0.00%          0.01%          0.78%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Mid Cap Value                                    0.85%           0.20%         0.01%          0.00%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Small Cap Value                                  0.85%           0.20%         0.01%          0.00%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Value Equity                                     0.65%           0.20%         0.01%          0.00%          0.86%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Red Rocks Listed Private Equity                              1.00%           0.20%         0.01%          0.00%          1.21%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Balanced                                              0.58%           0.20%         0.00%          0.01%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Money Market                                          0.38%           0.20%         0.00%          0.00%          0.58%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Value                                                 0.63%           0.20%         0.00%          0.00%          0.83%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Established Growth                             0.68%           0.20%         0.00%          0.01%          0.89%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Mid-Cap Growth                                 0.81%           0.20%         0.01%          0.02%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Value                                          0.75%           0.20%         0.00%          0.01%          0.96%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Conservative                                     0.18%           0.00%         0.00%          0.88% E        1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Moderate                                         0.18%           0.00%         0.01%          0.91% E        1.10%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Moderate Growth                                  0.15%           0.00%         0.01%          0.96% E        1.12%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Growth                                           0.15%           0.00%         0.00%          0.98% E        1.13%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Aggressive Growth                                0.17%           0.00%         0.00%          1.02% E        1.19%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement Income                                        0.18%           0.00%         0.00%          0.90% E        1.08%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2015                                          0.18%           0.00%         0.00%          1.01% E        1.19%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2020                                          0.18%           0.00%         0.00%          1.02% E        1.20%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2025                                          0.18%           0.00%         0.00%          1.04% E        1.22%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Moderate                                     0.18%           0.00%         0.00%          0.69% E        0.87%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Moderate Growth                              0.18%           0.00%         0.00%          0.71% E        0.89%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Growth                                       0.18%           0.00%         0.01%          0.67% E        0.86%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Competitive Advantage                                    0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Dividend Income & Growth                                 0.50%           0.20%         0.00%          0.05%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Intrinsic Value                                          0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Total Yield                                              0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P 4                                                        0.05%           0.00%         0.00%          0.74% E        0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management DowSM 10                           0.44%           0.20%         0.02%          0.00%          0.66%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) 10                          0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Global 15                          0.48%           0.20%         0.01%          0.00%          0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Nasdaq(R) 25                       0.50%           0.20%         0.04%          0.00%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Value Line(R) 30                   0.43%           0.20%         0.16%          0.00%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management DowSM Dividend                     0.45%           0.20%         0.02%          0.00%          0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) 24                          0.52%           0.20%         0.01%          0.00%          0.73%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management 25                                 0.44%           0.20%         0.00%          0.00%          0.64%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Select Small-Cap                   0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management JNL 5                              0.42%           0.20%         0.02%          0.00%          0.64%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management VIP                                0.44%           0.20%         0.05%          0.00%          0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management JNL Optimized 5                    0.46%           0.20%         0.05%          0.00%          0.71%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) SMid 60                     0.52%           0.20%         0.01%          0.01%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management NYSE(R) International 25           0.57%           0.20%         0.04%          0.01%          0.82%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Communications Sector              0.49%           0.20%         0.03%          0.00%          0.72%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Consumer Brands Sector             0.52%           0.20%         0.03%          0.00%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Financial Sector                   0.51%           0.20%         0.03%          0.00%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Healthcare Sector                  0.49%           0.20%         0.03%          0.00%          0.72%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Oil & Gas Sector                   0.44%           0.20%         0.03%          0.00%          0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Technology Sector                  0.50%           0.20%         0.03%          0.00%          0.73%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------

A    Certain   Funds  pay  Jackson   National   Asset   Management,   LLC,   the
     Administrator, an administrative fee for certain services provided to the Fund by the Administrator.

     The JNL/AIM Global Real Estate Fund, the JNL/AIM International Growth Fund, the JNL/Capital Guardian International Small Cap Fund, the JNL/Capital Guardian Global Diversified Research Fund, the JNL/Capital Guardian Global Balanced Fund, the JNL/Credit Suisse Global Natural Resources Fund, the JNL/Credit Suisse Long/Short Fund, the JNL/Franklin Templeton Global Growth Fund, the JNL/Goldman Sachs Emerging Markets Debt Fund, the JNL/JPMorgan International Value Fund, the JNL/Lazard Emerging Markets Fund, the JNL/M&G Global Basics Fund, the JNL/M&G Global Leaders Fund, the JNL/Oppenheimer Global Growth Fund, the JNL/PAM Asia Ex-Japan Fund, the JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds EXCEPT the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management Small Cap Index Fund, the JNL/Mellon Capital Management Bond Index Fund, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, and the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, and the JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.

     The JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, the JNL/Mellon Capital Management Pacific Rim 30 Fund, and the JNL/PAM China-India Fund pay an administrative fee of 0.20%.

     The JNL/Franklin Templeton Founding Strategy Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, and all of the JNL/S&P Funds EXCEPT the JNL/S&P Competitive Advantage Fund, the JNL/S&P Dividend Income & Growth Fund, the JNL/S&P Intrinsic Value Fund, and the JNL/S&P Total Yield Fund pay an administrative fee of 0.05%.

     All other Funds pay an administrative fee of 0.10%.

     The Management and  Administrative  Fee and the Annual  Operating  Expenses
     columns  in  this  table   reflect   the   inclusion   of  the   applicable
     administrative fee.

B Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C ACQUIRED FUND FEES AND EXPENSES. The expenses shown represent the Funds' pro rata share of fees and expenses of investing in mutual funds, including money market funds used for purposes of investing available cash balances.

D Amount includes the costs associated with the Fund's short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the Fund incurs fees in connection with the borrowing of securities related to short sale transactions. For December 31, 2007, total cost of short sales transactions to the JNL/Credit Suisse Long/Short Fund, and JNL/Franklin Templeton Mutual Shares Fund was 1.06% and 0.01%, respectively.

E Amounts are based on the allocations to underlying funds during the period ended December 31, 2007. Current allocations may be different, and therefore, actual amounts for subsequent periods may be higher or lower than those shown above.

F The management/administrative fee has been restated to reflect a contract amendment; the fee was adjusted to the level shown in the table above.


7. TOTAL ANNUAL FUND OPERATING EXPENSES (PP. 18 AND 19 OF THE ACCOMPANYING COURTESY COPY)

     Please confirm to Commission Staff that the range of total annual fund operating expenses includes expenses for Fund of Funds, pursuant to Form N-1A, Item 3, Instruction 3(f).

     RESPONSE: THIS IS TO CONFIRM THAT THE RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES INCLUDES EXPENSES FOR FUND OF FUNDS.


8. TOTAL ANNUAL FUND OPERATING EXPENSES (PP. 18 AND 19 OF THE ACCOMPANYING COURTESY COPY)

     Please  confirm to  Commission  Staff that the range of total  annual  fund
     operating   expenses   does  not  reflect   any  waiver  or   reimbursement
     arrangements.

     RESPONSE: THIS IS TO CONFIRM THAT THE RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES DOES NOT REFLECT ANY WAIVER OR REIMBURSEMENT ARRANGEMENTS.


9.   EXAMPLE (PP. 20 AND 21 OF THE ACCOMPANYING COURTESY COPY)

     Please provide the Commission Staff an updated example for review and confirm that the example reflects the most expensive contract options and does not reflect fee waivers or reimbursements.

     RESPONSE: THIS IS TO CONFIRM THAT THE EXAMPLE REFLECTS THE MOST EXPENSIVE CONTRACT OPTIONS AND DOES NOT REFLECT FEE WAIVERS OR REIMBURSEMENTS. FOLLOWING IS THE TEXT OF THE UPDATED EXAMPLE PORTION OF THE FEES AND EXPENSE TABLES THAT WILL BE INCLUDED IN THE FINAL VERSION OF THE PROSPECTUS, WHICH WILL BE FILED UPON APPROVAL OF THESE RESPONSES.

                                     EXAMPLE

     The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

     (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

     The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

     The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the 5% Contract Enhancement, the most expensive Optional Death Benefit Endorsement, the Five-year Withdrawal Schedule and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

     If you surrender your Contract at the end of the applicable time period:

         1 YEAR              3 YEARS           5 YEARS           10 YEARS
         $2,136              $3,489            $4,524            $7,417

     If you annuitize at the end of the applicable time period:

         1 YEAR *            3 YEARS          5 YEARS            10 YEARS
         $2,136              $3,489           $4,524             $7,417

     * Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

     If you do NOT surrender your Contract:

         1 YEAR             3 YEARS            5 YEARS           10 YEARS
         $886               $2,564             $4,124            $7,417

     THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.


10. GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGES - CONVERSIONS (PP. 44-62 OF THE ACCOMPANYING COURTESY COPY)

     Please clarify the reference to "conversion" in each charge subsection or, in the alternative, additionally reference the pages containing the applicable explanation of each conversion.

     RESPONSE: PURSUANT TO YOUR REQUEST, WE HAVE REFERENCED THE PAGES CONTAINING THE APPLICABLE EXPLANATION OF EACH CONVERSION, AS REFLECTED IN THE EXCERPT BELOW.


     Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 106.)



11.  DEATH BENEFIT CHARGES (PP. 62-64 OF THE ACCOMPANYING COURTESY COPY)

     a. In each newly added optional death benefit subsection, clarify the following sentence: "With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value."

          RESPONSE: WE HAVE CLARIFIED THE SENTENCE ADDRESSED IN YOUR COMMENT, AS REFLECTED IN THE FOLLOWING EXCERPT.


          If you select the 5% ROLL-UP DEATH BENEFIT, you will pay 0.15% of the GMDB Benefit Base for this benefit each Contract Quarter (0.60% ANNUALLY), subject to a maximum quarterly charge of 0.30% (1.20% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.



     b. In each newly added optional death benefit subsection, clarify the following sentence: "While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMDB Benefit Base."
          Explain in each subsection the GMDB Benefit Base or, in the alternative, reference the pages containing the applicable explanation the GMDB Benefit Base.

          RESPONSE:   WE  RESPECTFULLY  SUBMIT  THAT  THE  PROSPECTUS  CURRENTLY
          REFERENCES THE PAGES CONTAINING THE APPLICABLE EXPLANATION OF THE GMDB BENEFIT BASE IN THE LAST SENTENCE OF THE EXCERPT BELOW.

          If you select the 5% ROLL-UP DEATH BENEFIT, you will pay 0.15% of the GMDB Benefit Base for this benefit each Contract Quarter (0.60% ANNUALLY), subject to a maximum quarterly charge of 0.30% (1.20% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "5% Roll-up Death Benefit" under "Optional Death Benefits", beginning on page 257.

     c. The disclosure in the subsection describing the charge for the "LifeGuard Freedom DB" (on page 64) states that this optional death benefit is only available in conjunction with the purchase of the LifeGuard Freedom GMWB and that: "THE CHARGE FOR LIFEGUARD FREEDOM DB IS IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB." Please provide an example of how the charge for the LifeGuard Freedom DB optional death benefit would be added to the charge for the LifeGuard Freedom GMWB or, in the alternative, clarify how the one charge is "in addition to" the other.

          RESPONSE: THE CHARGE FOR EACH BENEFIT IS STATED TO BE INDEPENDENT OF EACH OTHER BECAUSE THEY ARE RESPECTIVELY CALCULATED BY REFERENCE TO TWO DIFFERING AND INDEPENDENT BASES. AS STATED WITHIN THE ABOVE-REFERENCED DISCLOSURE REGARDING THE LIFEGUARD FREEDOM DB CHARGE, THAT CHARGE IS BASED ON A PERCENTAGE OF THE GMWB DEATH BENEFIT; WHEREAS, AS DISCLOSED IN THE APPLICABLE SECTION WITHIN THE PROSPECTUS, THE LIFEGUARD FREEDOM GMWB CHARGE IS BASED ON A PERCENTAGE OF THE GUARANTEED WITHDRAWAL BALANCE. THE STATEMENT THAT IS THE SUBJECT OF YOUR COMMENT IS ALERTING THE INVESTOR THAT, WHILE THE LIFEGUARD FREEDOM DB MAY ONLY BE PURCHASED WITH THE LIFEGUARD FREEDOM GMWB, THE CHARGE LISTED FOR THE LIFEGUARD FREEDOM DB IS A SEPARATE AND ADDITIONAL CHARGE, INDEPENDENT FROM THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB. WE HAVE REVISED THE APPLICABLE DISCLOSURE TO CLARIFY THIS POINT, AS REFLECTED IN THE EXCERPT BELOW.


          If you select the LIFEGUARD FREEDOM DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom GMWB, you will pay two separate charges for the combined benefit. For LifeGuard Freedom DB, you will pay 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% ANNUALLY). THE CHARGE FOR LIFEGUARD FREEDOM DB, WHICH IS BASED ON A PERCENTAGE OF THE GMWB DEATH BENEFIT, IS SEPARATE FROM AND IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB, WHICH IS BASED ON A PERCENTAGE OF THE GUARANTEED WITHDRAWAL BALANCE (GWB) AND PAID EACH CONTRACT QUARTER AT THE RATE OF 0.95% ANNUALLY. For more information about the GMWB Death Benefit, please see "LifeGuard Freedom DB" under "Optional Death Benefits", beginning on page 262. For more information about the charges for LifeGuard Freedom GMWB, please see page 55, and for benefit information, including the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 174.


          We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed
          Account. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMWB Death Benefit. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.


12. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - CONVERSIONS (PP. 88-247 OF THE ACCOMPANYING COURTESY COPY)

     a. The prospectus states that: "Conversion is permitted on any Contract Anniversary before December 6, 2009." Confirm supplementally to the Commission Staff that this statement reflects what is intended.

          RESPONSE: THIS IS TO CONFIRM THAT THIS STATEMENT STATES EXACTLY WHAT IS INTENDED.


     b. In each GMWB subsection, clarify the apparent inconsistency regarding the dates found within the following passage: "Conversion is permitted on any Contract Anniversary before December 6, 2009. (The date by which conversion is required may vary by state but will never be before December 6, 2009. . . .)"

          RESPONSE: WE HAVE REVISED THE PASSAGE ADDRESSED IN YOUR COMMENT, AS REFLECTED IN THE FOLLOWING EXCERPT, TO CLARIFY OUR INTENTION TO CONVEY THAT IT COULD BE LATER THAN DECEMBER 6, 2009, THUS ELIMINATING ANY PERCEIVED INCONSISTENCY.


          For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. (The date by which conversion is required may vary by state and could be later than December 6, 2009. Please contact us at the Annuity Service Center or contact your representative to obtain conversion date information specific to your state. Our contact information is on the cover page of this prospectus.)



13. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - CONVERSION (PP. 88-247 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY, P. 106)

     The disclosure in the second paragraph of the subsection entitled "Conversion" states the following: "Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion." Please cite supplementally to the Commission Staff the requisite exemptive relief obtained for the recapture referenced in the passage above and state specifically the language of any notice or order allowing such recapture.

     RESPONSE: THE FOLLOWING IS AN EXCERPT FROM THE NOTICE OF THE APPLICATION RELATING TO THE CALCULATION OF THE GWB(1) (EMPHASIS SUPPLIED).

     12. In addition to the Earnings Protection Benefit, GMIB, and optional death benefit endorsements described above and the optional contract enhancement endorsements described below, additional optional endorsements are offered with the Contracts, several of which relate to withdrawals: (i) an endorsement that expands the percentage of premiums (that remain subject to a withdrawal charge) that may be withdrawn in a contract year with no withdrawal charge imposed from 10% to 20%; (ii) an endorsement that reduces the withdrawal charges applicable under the Contract and shortens the period for which withdrawal charges are imposed from seven years to five years or four years; and (iii) eight different Guaranteed Minimum Withdrawal Benefit ("GMWB") endorsements. Three variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the income date that, in total, equal the amount of net premium payments made (IF ELECTED AFTER ISSUE, THE CONTRACT VALUE, LESS ANY RECAPTURE CHARGES WILT BE USED INSTEAD OF THE NET PREMIUM PAYMENT AT ISSUE). The guarantee is effective if gross partial withdrawals taken within any one contract year do not exceed a specified percentage of net premium payments.

     THE FOLLOWING ARE EXCERPTS FROM AMENDMENT NO. 1 TO THE APPLICATION (THE "AMENDED APPLICATION") AT PAGE 4 AND 15, RESPECTIVELY (FILE NO. 812-13320) (EMPHASIS SUPPLIED).

     (3)Jackson National and the JNL Separate Account filed on June 23, 2006 an amendment to the registration statement on Form N-4 under the 1933 Act relating to the Contracts (File No. 333-70472). Jackson National also filed on June 30, 2006 a request under Rule 485(b)(1)(vii) requesting approval to use the disclosure in the amendment to the registration statement filed for File No. 333-70472 as the basis for effectiveness upon filing pursuant to Rule 485(b) for four other offerings by the same registrant (File Nos. 333-70472, 333118368, 333-132128 and 333-119656). The filed amendment and the Rule 485(b)(1)(vii) submission referenced above are both pending SEC Staff approval. Applicants, as authorized by Rule 0-4 under the Act, incorporate that filing by reference, including any amendments thereto, to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

     (10) This charge is deducted each calendar quarter and upon termination of the GMWB from the Investment Divisions and the Guaranteed Fixed Accounts on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of the unit value calculations but rather is normally deducted by means of a cancellation of units. Net premium paid is used as a basis for determining the GWB. The GWB will not include any Contract Enhancement. AFTER THE ISSUE DATE, TO DETERMINE THE GWB, THE CONTRACT VALUE IS USED LESS ANY RECAPTURE CHARGES THAT WOULD BE PAID WERE A FULL WITHDRAWAL TO BE MADE ON THE DATE THE ENDORSEMENT IS ADDED. IN DETERMINING THE GWB, A RECAPTURE CHARGE ASSOCIATED WITH ANY CONTRACT ENHANCEMENT WILL REDUCE THE GWB BELOW THE CONTRACT VALUE. The GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal taken. Once the GWB has been determined, the Guaranteed Annual Withdrawal Amount (GAWA) is calculated. The GAWA is the maximum annual partial withdrawal amount. Any time a subsequent premium payment is made, the GWB and GAWA is recalculated. If the total of partial withdrawals made in the current contract year is greater than the GAWA, the GWB and the GAWA are recalculated and both may be lower in the future. In addition, recalculation of the GWB and GAWA may result in reducing or extending the payout period.


14. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - CONVERSIONS (PP. 88-247 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY, P. 107)

     Please bold the following statement located toward the end of the second paragraph of the subsection entitled "Conversion": "The charge of the new benefit will be higher than that currently charged for this 6% GMWB With Annual Step-Up."

     RESPONSE: THE STATEMENT NOTED ABOVE IN YOUR COMMENT WILL BE BOLDED.


15. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - CONVERSIONS (PP. 88-247 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY, P. 107)

     Within the third paragraph of the subsection entitled "Conversion", if possible, describe in plain English when it would be in an investor's best interest to convert (i.e., at a particular age).

     RESPONSE: WE RESPECTFULLY SUBMIT THAT THE SUBSECTIONS ENTITLED "CONVERSION" ALREADY DISCLOSE GENERALLY THE ADVANTAGES AND DISADVANTAGES OF CONVERTING AND THAT ANY FURTHER DETERMINATION OF WHEN A CONVERSION WOULD BE IN THE BEST INTEREST OF THE INVESTOR IS DEPENDENT ON HIS OR HER INDIVIDUAL NEEDS, WHICH CANNOT BE ADEQUATELY ADDRESSED IN THIS PROSPECTUS. WE HAVE, HOWEVER, REVISED THE TEXT CURRENTLY READING: "PLEASE CONSULT YOUR REPRESENTATIVE TO BE SURE WHETHER A CONVERSION IS RIGHT FOR YOU." THE TEXT NOW READS IN BOLDED LANGUAGE: "PLEASE CONSULT YOUR REPRESENTATIVE TO SEE WHETHER A CONVERSION, GIVEN YOUR INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY."


16. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - CONVERSIONS (PP. 88-247 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY, P. 107)

     Please add an example to Appendix E that demonstrates the affect of conversion where the guaranteed withdrawal balance has been augmented by a step-up and is higher than the current contract value. Reference this example in bold within the second to last paragraph of the subsection entitled "Conversion".

     RESPONSE: PURSUANT TO YOUR COMMENT, WE HAVE REVISED EXAMPLE 1 IN APPENDIX E, AS REFLECTED IN THE EXCERPT BELOW. WE HAVE ALSO REFERENCED THE EXAMPLE IN BOLD IN THE SUBSECTIONS ENTITLED "CONVERSION".

     EXAMPLE 1: AT ELECTION, YOUR GWB IS SET AND YOUR GAWA IS DETERMINED BASED ON THAT VALUE.

     |X|  Example  1a: If the GMWB is  elected  at issue:

          Your initial GWB is $100,000, which is your initial Premium payment.

          Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

     |X| Example 1b: If the GMWB is elected after issue when the Contract Value is $105,000:

          Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.

          Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

     |X| Example 1c: If the GMWB is elected after issue or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

          Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement. If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

          Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).


17. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT (PP. 180-181 AND 193-194 OF THE ACCOMPANYING COURTESY COPY)

     Please confirm to Commission Staff that there is no charge for the Guaranteed Withdrawal Balance Adjustment and that it is issued automatically within the "LifeGuard Freedom GMWB" and the "LifeGuard Freedom GMWB With Joint Option" endorsements.

     RESPONSE: THIS IS TO CONFIRM THAT THERE IS NO ADDITIONAL CHARGE FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND IT IS ISSUED AUTOMATICALLY WITHIN THE "LIFEGUARD FREEDOM GMWB" AND THE "LIFEGUARD FREEDOM GMWB WITH JOINT OPTION" ENDORSEMENTS.


18. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - STEP-UP (PP. 181-183 AND 194-196 OF THE ACCOMPANYING COURTESY COPY)

     Please confirm to Commission Staff that there is no charge for the Benefit Determination Baseline Step-Up feature and that it is issued automatically within the "LifeGuard Freedom GMWB" and the "LifeGuard Freedom GMWB With Joint Option" endorsements.

     RESPONSE: THIS IS TO CONFIRM THAT THERE IS NO ADDITIONAL CHARGE FOR THE BENEFIT DETERMINATION BASELINE STEP-UP FEATURE AND IT IS ISSUED
     AUTOMATICALLY WITHIN THE "LIFEGUARD FREEDOM GMWB" AND THE "LIFEGUARD FREEDOM GMWB WITH JOINT OPTION" ENDORSEMENTS.


19. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - STEP-UP (PP. 181-183 AND 194-196 OF THE ACCOMPANYING COURTESY COPY)

     The disclosure in the second paragraph of the subsection entitled "Step-Up" states the following: "The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue." Please cite supplementally to the Commission Staff the requisite exemptive relief obtained for the recapture referenced in the passage above and state specifically the language of any notice or order allowing such recapture.

     RESPONSE: THE LANGUAGE PROVIDED IN RESPONSE TO COMMENT NO. 13 IS APPLICABLE HERE AS WELL. IN ADDITION, THE AMENDED APPLICATION AT PAGE 10 STATES (EMPHASIS SUPPLIED):

     Five variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the Income Date for the longer of the duration of the owner's life or until total periodic withdrawals equals
     (i) the total net premium payments if elected at issue or (ii) contract value net of any recapture charges if elected after issue. Specifics such as the withdrawal percentages and conditions, the step-up provisions and the spousal continuation features vary with the endorsement elected. EACH OF THE FOREGOING WITHDRAWAL PROVISIONS IS CALCULATED AS FULLY DESCRIBED IN THE JACKSON NATIONAL CONTRACT AND THE PROSPECTUS. JACKSON NATIONAL MAY ALSO OFFER OTHER WITHDRAWAL OPTIONS.


20. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - STEP-UP (PP. 181-183 AND 194-196 OF THE ACCOMPANYING COURTESY COPY)

     Clarify the operation and purpose of the BDB. For example, what is the relationship between the BDB and the GAWA percentage? How does a contract owner benefit from the BDB?

     RESPONSE: PLEASE SEE THE EXCERPT BELOW FOR REVISIONS MADE TO ADDRESS YOUR COMMENTS CONCERNING THE BDB.

     STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

     If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008, then, in addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.


     Upon Step-Up, if the highest quarterly Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the Owner is age 76, a Step-Up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

     Upon Step-Up, if the highest quarterly Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

     In the event that the highest quarterly Contract Value is greater than the BDB, the BDB is set equal to the highest quarterly Contract Value.


     Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

----------------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008 and the highest quarterly Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the Owner.

          * If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

     The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.


21. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - STEP-UP (PP. 181-183 AND 194-196 OF THE ACCOMPANYING COURTESY COPY)

     Clarify the following passage found on both pages 181 and 193 and provide an example: "THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. HOWEVER, FOR CONTRACTS TO WHICH THIS GMWB WAS ADDED ON OR AFTER OCTOBER 6, 2008, AUTOMATIC STEP-UPS STILL OCCUR EVEN WHEN THE GWB IS AT THE MAXIMUM OF $5 MILLION IF THE HIGHEST QUARTERLY CONTRACT VALUE IS GREATER THAN THE BDB AND THE GAWA PERCENTAGE WOULD INCREASE."

     RESPONSE: PLEASE SEE THE EXCERPT BELOW FOR REVISIONS MADE TO ADDRESS YOUR COMMENTS.


     THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the highest quarterly Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the highest quarterly Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the Owner's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million). .



22. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY)

     Please confirm to Commission Staff that there is no charge for GMWB bonus feature and that it is issued automatically within the "LifeGuard Freedom GMWB" and the "LifeGuard Freedom GMWB With Joint Option" endorsements.

     RESPONSE: THIS IS TO CONFIRM THAT THERE IS NO ADDITIONAL CHARGE FOR THE GMWB BONUS FEATURE AND IT IS ISSUED AUTOMATICALLY WITHIN THE "LIFEGUARD FREEDOM GMWB" AND THE "LIFEGUARD FREEDOM GMWB WITH JOINT OPTION" ENDORSEMENTS.


23. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY)

     Please confirm to Commission Staff that the GMWB bonus "re-start" does not involve any bonus recapture.

     RESPONSE: THIS IS TO CONFIRM THAT tHE GMWB BONUS "RE-START" DOES NOT INVOLVE ANY BONUS RECAPTURE.


24. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY)

     Please clarify at the beginning of the "Bonus" subsection the purpose and operation of the bonus feature. For example, disclose whether the bonus feature potentially increases the GWB and disclose when the bonus and bonus base are recalculated. Also provide examples illustrating the bonus or reference existing examples.

     RESPONSE: SET FORTH BELOW IS A "BONUS" SUBSECTION EXCERPT THAT CONTAINS THE REVISIONS THAT WE HAVE MADE IN RESPONSE TO COMMENTS, 24, 25, 26, 27 AND 28. THE REVISIONS IN THE FIRST PARAGRAPH BELOW ARE IN RESPONSE TO COMMENT 24.


     BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The box below has more information about the bonus, including:



     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------


     The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.

--------------------------------------------------------------------------------

          * WHEN THIS GMWB IS ADDED TO THE CONTRACT, the Bonus Base equals the GWB.

          * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

                    * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

                    * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.


          * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.


          * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

          THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.


          The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

          When the bonus is applied:

          *    The GWB is recalculated, increasing by 7% of the Bonus Base.

          * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

          Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

          The Bonus is only available during the Bonus Period. If this GMWB is added to the Contract ON OR AFTER OCTOBER 6, 2008, the Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. (See example below.)


          The Bonus Period ends on the earlier of:


          * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or


          *    The date the Contract Value is zero.



          The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

          The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix E for more information regarding the re-start provision.)


          If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, The Bonus Period runs from the date this GMWB was added to the Contract through the earliest of:

          * The tenth Contract Anniversary after the effective date of the endorsement;

          * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

          *    The date Contract Value is zero.


          If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, There is no provision allowing the Bonus Period to restart.


          Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
--------------------------------------------------------------------------------


25. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY)

     It is unclear how often the bonus is credited or even to what value the bonus is credited. Please clarify.

     RESPONSE: WE HAVE CLARIFIED THE DISCLOSURE CONCERNING THE MECHANICS OF THE BONUS, AS SET FORTH UNDER COMMENT 24 ABOVE.


26. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY)

     It is unclear the impact on the amount of the bonus credited to the GWB of a withdrawal that, in the aggregate, exceeds the GAWA. Please provide an example clarifying how the bonus is affected by such a withdrawal.

     RESPONSE: NO BONUS IS CREDITED WHEN THERE IS A WITHDRAWAL OF ANY KIND. UNDER COMMENT 24 ABOVE, WE HAVE BOLDED THE APPROPRIATE DISCLOSURE.


27. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY P. 183)

     In the first sentence appearing within the bonus box, clarify that the bonus is a percentage of the "Bonus Base".

     RESPONSE: WE HAVE CLARIFIED THE LANGUAGE IN QUESTION, AS SET FORTH UNDER COMMENT 24 ABOVE.


28. GUARANTEED MINIMUM WITHDRAWAL BENEFITS - BONUS (PP. 186-188 AND 199-201 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY P. 184)

     a. The second full paragraph within the bonus box describes the bonus period. Please re-organize the paragraph so that it reads in plain English. For example, do not describe when the bonus re-starts before describing when the bonus terminates.

          RESPONSE: WE RESPECTFULLY SUBMIT THAT THE CURRENT ORGANIZATION REGARDING THE BONUS PERIOD IS APPROPRIATE BECAUSE IT IS POSSIBLE FOR THE BONUS PERIOD TO RE-START BEFORE THE BONUS PERIOD TERMINATES. HOWEVER, IN THE COURSE OF RESPONDING TO THIS COMMENT, WE DETERMINED THAT IT IS APPROPRIATE TO REVISE THE LANGUAGE ADDRESSING THE BONUS PERIOD, AS SET FORTH UNDER COMMENT 24 ABOVE.

     b. Under the first bullet after the second full paragraph within the bonus box, clarify the phrase "Bonus Base Step-Up".

          RESPONSE: FOR CLARITY, WE HAVE ELIMINATED USE OF THE PHRASE "BONUS BASE STEP-UP".

     c. Under the clear bullet after the second full paragraph within the bonus box, clarify how the Bonus Period re-starts at a later date if the Bonus Base increases due to a Step-Up".

          RESPONSE: WE HAVE CLARIFIED THE LANGUAGE IN QUESTION AND PROVIDED THE REQUESTED EXAMPLES, AS SET FORTH UNDER COMMENT 24 ABOVE.

     d. Give examples of how the bonus re-start will operate and highlight any adverse consequences.

          RESPONSE: WE HAVE ADDED AN EXAMPLE AND REFERENCED OTHER EXISTING EXAMPLES, AS SET FORTH UNDER COMMENT 24 ABOVE. WE DO NOT PERCEIVE ANY ADVERSE CONSEQUENCES REGARDING THE RE-START PROVISION.


29. OPTIONAL DEATH BENEFITS (PP. 259-266 OF THE ACCOMPANYING COURTESY COPY; SPECIFICALLY, P. 262)

     Under the subsection entitled "Highest Quarterly Anniversary Value Death Benefit", clarify how withdrawals affect the Contract Value, as referenced in the second bullet after the first full paragraph. Also apply this comment to the subsections entitled "Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit" and "Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit", respectively.

     RESPONSE: WE HAVE CLARIFIED HOW WITHDRAWALS AFFECT THE CONTRACT VALUE, AS REFLECTED IN THE EXCERPT BELOW.

     Each adjusted quarterly Contract Value is equal to:

     *    The   Contract   Value  on  the  Issue  Date  or  Contract   Quarterly
          Anniversary, as applicable,

     * Less any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),

     * Plus any premium paid (net of any applicable premium taxes) subsequent to that date.


30. OPTIONAL DEATH BENEFITS - LIFEGUARD FREEDOM DB (P. 265 OF THE ACCOMPANYING COURTESY COPY)

     The disclosure in the first full paragraph of the subsection entitled "LifeGuard Freedom DB" states the following: "At election, the GMWB Death Benefit equals the LifeGuard Freedom GMWB Guaranteed Withdrawal Balance
     (GWB). If you select the LifeGuard Freedom GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of any applicable premium taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals." Please cite supplementally to the Commission Staff the requisite exemptive relief obtained for the recapture referenced in the passage above and state specifically the language of any notice or order allowing such recapture.

     RESPONSE: THE LANGUAGE PROVIDED IN RESPONSE TO COMMENTS NO. 13 AND 19 ARE APPLICABLE HERE AS WELL.


31. OPTIONAL DEATH BENEFITS - LIFEGUARD FREEDOM DB (PP. 265-266 OF THE ACCOMPANYING COURTESY COPY)

     The following statement appears in the second full paragraph of the subsection entitled "LifeGuard Freedom DB": "If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of the total amount of the current partial withdrawal or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal." Please clarify the use of the phrase "current partial withdrawal" (i.e., current as of what date?).

     RESPONSE: TO CLARIFY THE MEANING OF THE PASSAGE, WE HAVE DELETED THE WORD CURRENT, AS REFLECTED IN THE EXCERPT BELOW.


     At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.



32. OPTIONAL DEATH BENEFITS - LIFEGUARD FREEDOM DB (PP. 265-266 OF THE ACCOMPANYING COURTESY COPY)

     Please bold the following sentence, which is the last sentence of the second-to-last paragraph within the subsection entitled "LifeGuard Freedom DB": "The GMWB Death Benefit will terminate on the date the Contract Value equals zero."

     RESPONSE: THE STATEMENT NOTED ABOVE IN YOUR COMMENT WILL BE BOLDED.


33.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     Any financial statements, exhibits, and other required disclosure not included in this post-effective amendment must be included in another post-effective amendment.

     RESPONSE: ANY FINANCIAL STATEMENTS, EXHIBITS AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN POST-EFFECTIVE AMENDMENTS NOS. 54 AND 30 WILL BE FILED WITH THE NEXT POST-EFFECTIVE AMENDMENTS.


34.  THIRD-PARTY AGREEMENTS

     Disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the variable annuity contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

     RESPONSE: THE COMPANY WILL BE SOLELY RESPONSIBLE FOR PAYING OUT ANY GUARANTEES ASSOCIATED WITH THE VARIABLE ANNUITY CONTRACT FROM ITS GENERAL ACCOUNT ASSETS, WHICH MAY INCLUDE PAYMENTS RECEIVED UNDER STANDARD REINSURANCE AGREEMENTS. THERE ARE NO GUARANTEE OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACT.


35.  TANDY REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Commission Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in conjunction with this post-effective amendment, the registrant should furnish a letter acknowledging that:

     o should the Commission or the Commission Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

     RESPONSE: WE WILL FURNISH THE APPLICABLE TANDY REPRESENTATION, AS WELL AS OUR ASSERTION THAT WE KNOW OF NO IMPENDING ENFORCEMENT ACTION OR SUBSTANTIVE DISAGREEMENT WITH THE COMMISSION STAFF THAT WOULD MAKE A TANDY REPRESENTATION APPROPRIATE.

--------
(1) Release No. IC-27603; File No. 812-13320; December 19, 2006. Jackson National Life Insurance Company, etaL

                                PERSPECTIVE II(R)

              FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
         JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(R) THROUGH
                            JNLNY SEPARATE ACCOUNT I

THE DATE OF THIS PROSPECTUS IS OCTOBER 6, 2008, which states the information about the Separate Account, the Contract, and Jackson National Life Insurance Company of New York ("Jackson of NYSM") you should know before investing. THIS PROSPECTUS PROVIDES A DESCRIPTION OF THE MATERIAL RIGHTS AND OBLIGATIONS UNDER THE CONTRACT. YOUR CONTRACT AND ANY ENDORSEMENTS ARE THE FORMAL CONTRACTUAL AGREEMENT BETWEEN YOU AND THE COMPANY. IT IS IMPORTANT THAT YOU READ THE CONTRACT AND ENDORSEMENTS. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the Separate Account can be found in the statement of additional information ("SAI") dated October 6, 2008 that is available upon request without charge. To obtain a copy, contact us at our:

                             JACKSON OF NY SERVICE CENTER
                             P.O. BOX 378004
                             DENVER, COLORADO 80237-9701
                             1-800-599-5651
                             CONTACTUS@JNLNY.COM
                             WWW.JACKSON.COM

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.


The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 225. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission ("SEC") about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.


--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS IS NOT PERMITTED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value o Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE CONTRACT MAKES AVAILABLE FOR INVESTMENT FIXED AND VARIABLE INVESTMENT OPTIONS. THE VARIABLE OPTIONS ARE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT, EACH OF WHICH INVESTS IN ONE OF THE FOLLOWING FUNDS - ALL CLASS A SHARES (THE "FUNDS"):

JNL SERIES TRUST

JNL/AIM INTERNATIONAL GROWTH FUND
   (FORMERLY, JNL/JPMORGAN INTERNATIONAL EQUITY FUND)
JNL/AIM Large Cap Growth Fund

JNL/AIM GLOBAL REAL ESTATE FUND
   (FORMERLY, JNL/AIM REAL ESTATE FUND)

JNL/AIM Small Cap Growth Fund
JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND
   (FORMERLY, JNL/FI BALANCED FUND)
JNL/CAPITAL GUARDIAN GLOBAL DIVERSIFIED RESEARCH FUND
   (FORMERLY, JNL/SELECT GLOBAL GROWTH FUND)
JNL/CAPITAL GUARDIAN INTERNATIONAL SMALL CAP FUND
JNL/CAPITAL GUARDIAN U.S. GROWTH EQUITY FUND

   (FORMERLY, JNL/SELECT LARGE CAP GROWTH FUND)
JNL/Credit Suisse Global Natural Resources Fund
JNL/Credit Suisse Long/Short Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond
JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs Short Duration Bond Fund
JNL/JPMorgan International Value Fund
JNL/JPMORGAN MIDCAP GROWTH FUND

   (FORMERLY, JNL/FI MID-CAP EQUITY FUND)
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/LAZARD MID CAP EQUITY FUND
   (FORMERLY, JNL/LAZARD MID CAP VALUE FUND)
JNL/LAZARD SMALL CAP EQUITY FUND

   (FORMERLY, JNL/LAZARD SMALL CAP VALUE FUND)
JNL/M&G GLOBAL BASICS FUND
JNL/M&G GLOBAL LEADERS FUND
JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND
JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund

JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM ASIA EX-JAPAN FUND
JNL/PAM CHINA-INDIA FUND
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM AMERICA CORE EQUITY FUND

   (FORMERLY, JNL/PUTNAM EQUITY FUND)
JNL/PPM America High Yield Bond Fund
JNL/PPM AMERICA MID CAP VALUE FUND
JNL/PPM AMERICA SMALL CAP VALUE FUND
JNL/PPM America Value Equity Fund
JNL/RED ROCKS LISTED PRIVATE EQUITY FUND
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Retirement Income Fund
JNL/S&P Retirement 2015 Fund
JNL/S&P Retirement 2020 Fund
JNL/S&P Retirement 2025 Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund
JNL/S&P COMPETITIVE ADVANTAGE FUND
JNL/S&P DIVIDEND INCOME & GROWTH FUND
JNL/S&P INTRINSIC VALUE FUND
JNL/S&P TOTAL YIELD FUND
JNL/S&P 4 FUND


JNL VARIABLE FUND LLC

JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 25 FUND
   (FORMERLY, JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND)
JNL/MELLON CAPITAL MANAGEMENT VALUE LINE(R) 30 FUND
   (FORMERLY, JNL/MELLON CAPITAL MANAGEMENT VALUE LINE(R) 25 FUND) JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P(R) 24 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management
JNL Optimized 5 Fund
JNL/Mellon Capital Management S&P(R) SMid 60 Fund
JNL/Mellon Capital Management NYSE(R) International 25 Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

UNDERSCORED ARE THE FUNDS THAT ARE NEWLY AVAILABLE, RECENTLY UNDERWENT NAME CHANGES, OR WERE SUBJECT TO A MERGER, AS MAY BE EXPLAINED IN THE ACCOMPANYING PARENTHETICAL. THE FUNDS ARE NOT THE SAME MUTUAL FUNDS THAT YOU WOULD BUY THROUGH YOUR STOCKBROKER OR A RETAIL MUTUAL FUND. THE PROSPECTUSES FOR THE FUNDS ARE ATTACHED TO THIS PROSPECTUS.

                                          TABLE OF CONTENTS

GLOSSARY.....................................................................2


KEY FACTS....................................................................3

FEES AND EXPENSES TABLES.....................................................4

EXAMPLE......................................................................17

THE ANNUITY CONTRACT.........................................................18

JACKSON OF NY................................................................19

THE FIXED ACCOUNT............................................................19

THE SEPARATE ACCOUNT.........................................................21

INVESTMENT DIVISIONS.........................................................21

CONTRACT CHARGES.............................................................35

DISTRIBUTION OF CONTRACTS....................................................55

PURCHASES....................................................................57

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS.................................61

TELEPHONE AND INTERNET TRANSACTIONS..........................................62

ACCESS TO YOUR MONEY.........................................................63

INCOME PAYMENTS (THE INCOME PHASE)...........................................201

DEATH BENEFIT................................................................209

TAXES........................................................................213

OTHER INFORMATION............................................................217

PRIVACY POLICY...............................................................219

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.................225


APPENDIX A (about Dow Jones).................................................A-1

APPENDIX B (Contract Enhancement Recapture Charges)..........................B-1

APPENDIX C (Broker-Dealer Support)...........................................C-1

APPENDIX D (GMWB Prospectus Examples)........................................D-1

APPENDIX E (FutureGuard 6 GMIB Prospectus Examples) .........................E-1


APPENDIX F (Accumulation Unit Values)........................................F-1

                                    GLOSSARY

THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.

COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment.

CONTRACT - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT ENHANCEMENT - a credit that we will make to each the prospectus.) premium payment you make during the first Contract Year.

CONTRACT MONTH - the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

CONTRACT QUARTERLY ANNIVERSARY - each three-month anniversary of the Contract's Issue Date.

CONTRACT VALUE - the sum of your allocations between the Contract's Fixed Account and Investment Divisions.

CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.

FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INTEREST RATE ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

JACKSON OF NY, JNLNY, WE, OUR, OR US - Jackson National Life Insurance Company of New York. (We do not capitalize "we," "our," or "us" in the prospectus.)

OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint owners. (We do not capitalize "you" or "your" in Any reference to the Owner includes any joint Owner.

SEPARATE ACCOUNT - JNLNY Separate Account I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

                                    KEY FACTS

THE IMMEDIATELY FOLLOWING TWO SECTIONS BRIEFLY INTRODUCE THE CONTRACT (AND ITS BENEFITS AND FEATURES) AND ITS COSTS; HOWEVER, PLEASE CAREFULLY READ THE WHOLE PROSPECTUS AND ANY RELATED DOCUMENTS BEFORE PURCHASING THE CONTRACT TO BE SURE THAT IT WILL MEET YOUR NEEDS.

---------- -------------------------- ------------------------------------------

               ALLOCATION OPTIONS

               The Contract makes available a Fixed Account and Investment Divisions for allocation of your premium payments and Contract Value. For more information about the fixed options, please see "THE FIXED ACCOUNT" beginning on page 19. For more information about the Investment Divisions, please see "INVESTMENT DIVISIONS" beginning on page 21.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               INVESTMENT PURPOSE

               The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see "TAXES" beginning on page 213.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               FREE LOOK

               If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations, including time limitations. For more information, please see "FREE LOOK" beginning on page 218.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               PURCHASES

               There are minimum and maximum premium requirements. You may elect to receive a credit on your premium payments during the first Contract Year, subject to fees, conditions and limitations. The Contract also has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 57.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               WITHDRAWALS

               Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care. For more information, please see "ACCESS TO YOUR MONEY" beginning on page 63.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               INCOME PAYMENTS

               There are a number of income options available, including an optional, guaranteed minimum income benefit. For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 201.

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

---------- -------------------------- ------------------------------------------
---------- -------------------------- ------------------------------------------

               DEATH BENEFIT

               The Contract has a death benefit that becomes payable if you die before the Income Date. Optional death benefits are also available. For more information, please see "DEATH BENEFIT" beginning on page 209.

---------- -------------------------- ------------------------------------------

                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

-------------------------------------------------------------------------------------------------------------------

                                             OWNER TRANSACTION EXPENSES

                            Front-end Sales Load None
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Withdrawal Charge (1) -
             PERCENTAGE OF PREMIUM WITHDRAWN, IF APPLICABLE                                                7%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Contract Enhancement Recapture Charge 2 -
             PERCENTAGE OF THE CORRESPONDING FIRST YEAR PREMIUMS WITHDRAWN WITH A CONTRACT ENHANCEMENT     4%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Premium Taxes 3 -
             PERCENTAGE OF EACH PREMIUM                                                                    2%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Transfer Charge (4) -
             PER TRANSFER AFTER 15 IN A CONTRACT YEAR                                                      $25
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Expedited Delivery Charge (5)                                                                        $22.50
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

----- ---------------------------------------------------------------------------------------------------- --------

(1) There may be a withdrawal charge on these withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distribution of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within thirteen months of the Issue Date. The withdrawal charge is a schedule lasting seven Completed Years, and there are two optional withdrawal charge schedules (that are shorter) available:

                       Completed Years Since Receipt Of Premium -
                       0         1         2         3         4         5         6         7+
       --------------- --------- --------- --------- --------- --------- --------- --------- ---------
       --------------- --------- --------- --------- --------- --------- --------- --------- ---------
       Base            7%        6%        5%        4%        3%        2%        1%        0
           Schedule
       --------------- --------- --------- --------- --------- --------- --------- --------- ---------
       --------------- --------- --------- --------- --------- --------- --------- --------- ---------
       Five-year       6.5%      5%        3%        2%        1%        0         0         0
           Schedule
       --------------- --------- --------- --------- --------- --------- --------- --------- ---------
       Three-year      6%        4.5%      2%        0         0         0         0         0
           Schedule

(2) Contract Enhancements (C.E.) are subject to recapture charges in addition to asset-based charges for specified periods. There may be a recapture charge on these withdrawals of Contract Value with a Contract Enhancement if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the required minimum distribution of the Internal Revenue Code; and a total withdrawal. The recapture charge schedule is based on Completed Years and depends on your Contract Enhancement:

                                   Completed Years Since Receipt Of Premium -
                                   0        1        2        3        4       5        6        7+
       --------------------------- -------- -------- -------- -------- ------- -------- -------- -----
       --------------------------- -------- -------- -------- -------- ------- -------- -------- -----
       2% C.E.                     2%       2%       1.25%    1.25%    0.5%    0        0        0
       --------------------------- -------- -------- -------- -------- ------- -------- -------- -----
       --------------------------- -------- -------- -------- -------- ------- -------- -------- -----
       3% C.E.                     3%       3%       2%       2%       2%      1%       1%       0
       --------------------------- -------- -------- -------- -------- ------- -------- -------- -----
       --------------------------- -------- -------- -------- -------- ------- -------- -------- ------
       4% C.E.                     3%       3%       2%       2%       2%      1%       1%       0

     For Contracts with Issue Dates BETWEEN SEPTEMBER 22, 2003 AND OCTOBER 3, 2004, the 4% Contract Enhancement was not available. For Contracts with Issue Dates BEFORE SEPTEMBER 22, 2003, the recapture charges over the same completed years since receipt of premium were: 4%; 4%; 2.5%; 2.5%; 2.5%; 1.25%; and 1.25%.

(3)  Currently, premium taxes do not apply.

(4) We do not count transfers in conjunction with dollar cost averaging, earnings sweep, and automatic rebalancing.

(5) For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

THE NEXT TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.

-------------------------------------------------------------------------------------------------------------------

                                                  PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (6)                                                               $30

      Separate Account Annual Expenses
              ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS                     1.35%

      Mortality And Expense Risk Charge (7)                                                       1.20%

      Administration Charge (8)                                                                   0.15%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------
      Total Separate Account Annual Expenses for Base Contract                                             1.35%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

----- ---------------------------------------------------------------------------------------------------- --------

----- ------------------------------------------------------------------------------------------------------------


      OPTIONAL ENDORSEMENTS - A VARIETY OF OPTIONAL ENDORSEMENTS TO THE CONTRACT
      ARE AVAILABLE. PLEASE SEE THE FOOTNOTES FOR ADDITIONAL INFORMATION ON THE
      VARIOUS OPTIONAL ENDORSEMENT CHARGES.

      ------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------

      THE FOLLOWING OPTIONAL ENDORSEMENT CHARGES ARE BASED ON AVERAGE DAILY NET
      ASSET VALUE. YOU MAY SELECT ONE FROM EACH GROUPING BELOW(9):


        ------------------------------------------------------------------------------------------ ---------

        4% Contract Enhancement Maximum Annual Charge (10)                                         0.56%
        3% Contract Enhancement Maximum Annual Charge (10)                                         0.42%
        2% Contract Enhancement Maximum Annual Charge (11)                                         0.395%

        ------------------------------------------------------------------------------------------ ---------
        ------------------------------------------------------------------------------------------ ---------

        Five-year Withdrawal Schedule Maximum Annual Charge                                        0.30%
        Three-year Withdrawal Schedule Maximum Annual Charge (no longer offered as of May 1,       0.45%
        2006)

        ------------------------------------------------------------------------------------------ ---------
        ------------------------------------------------------------------------------------------ ---------

        20% Additional Free Withdrawal Maximum Annual Charge                                       0.30%

      ------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------

      THE FOLLOWING OPTIONAL DEATH BENEFIT ENDORSEMENT CHARGES ARE BASED ON
      EITHER AVERAGE DAILY NET ASSET VALUE OR ON A BENEFIT BASE AND ARE
      INDICATED AS SUCH. PLEASE SEE THE FOOTNOTES FOR ADDITIONAL INFORMATION ON
      THE VARIOUS OPTIONAL DEATH BENEFIT ENDORSEMENT CHARGES. YOU MAY SELECT ONE
      OF THE AVAILABLE BENEFITS LISTED BELOW(9):

                                 AVERAGE DAILY NET ASSET VALUE BASED CHARGES

      Highest Anniversary Value Death Benefit Maximum Annual Charge (12)                                  0.40%

                                            BENEFIT BASED CHARGES

      LifeGuard Freedom DB Maximum Annual Charge (only available if the
         LifeGuard Freedom GMWB is also                                                                   0.60%
         selected) (13)

      --------------------------------------------------------------------------------------------------- --------
      --------------------------------------------------------------------------------------------------- --------

      --------------------------------------------------------------------------------------------------- --------
      ------------------------------------------------------------------------------------------------------------

      THE FOLLOWING OPTIONAL ENDORSEMENT CHARGES ARE BENEFIT BASED. PLEASE SEE
      THE FOOTNOTES FOR ADDITIONAL INFORMATION ON THE VARIOUS OPTIONAL
      ENDORSEMENT CHARGES. YOU MAY SELECT ONE OF THE AVAILABLE BENEFITS LISTED
      BELOW(9):

      Guaranteed Minimum Income Benefit (GMIB) Maximum Annual Charge (no longer offered as of October     0.60%
         6, 2008)("FutureGuardSM") (14)
      GMIB Maximum Annual Charge ("FutureGuard 6SM") (15)                                                 0.90%
      7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge (no longer offered as of      0.75%
         March 31, 2008)("SafeGuard 7 PlusSM") (16)
      Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge ("SafeGuard         0.81%
         MaxSM") (17)
      5% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 5SM," formerly "AutoGuard") (18)      1.47%
      6% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 6SM") (19)                            1.62%
      5% GMWB Without Step-Up Maximum Annual Charge (no longer offered as of October 6, 2008)             0.51%
         ("MarketGuard 5SM") (20)
      5% for Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of April 30,       1.47%
         2007)("LifeGuard ProtectorSM") (21)
      5% for Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (no longer offered as of       1.50%
         March 31, 2008)("LifeGuard AdvantageSM," formerly "LifeGuard Protector AdvantageSM") (22)
      5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge (no longer offered as of       1.47%
         April 30, 2007)("LifeGuard Protector PlusSM") (23)
      Joint 5% for Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of April     1.62%
         30, 2007)("LifeGuard Protector with Joint Option") (24)
      Joint 5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge (no longer offered as    1.71%
         of April 30, 2007)("LifeGuard Protector Plus with Joint Option") (25)
      For Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of March 31,          1.50%
         2008)("LifeGuard AscentSM") (26)
      Joint For Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of March 31,    1.71%
         2008)("LifeGuard Ascent With Joint Option") (27)
      For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard FreedomSM GMWB")      1.50%
         (28)
      Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard Freedom GMWB    1.86%
         With Joint Option") (29)
      5% for Life GMWB Maximum Annual Charge (no longer offered as of May 1, 2006)("LifeGuard 5(R)")(30)   1.32%
      4% for Life GMWB Maximum Annual Charge (no longer offered as of May 1, 2006)("LifeGuard 4(R)")(31)   0.87%

      --------------------------------------------------------------------------------------------------- --------
      ------------------------------------------------------------------------------------------------------------

----- --------------------------------------------------------------------------

(6) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from your allocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

(7) This charge is 1.10% on Contracts issued BETWEEN SEPTEMBER 22, 2003 AND MAY 2, 2004. For Contracts with Issue Dates BEFORE SEPTEMBER 22, 2003, this charge is 1.25%.

(8) This charge is waived on initial premiums of $1 million or more, but we may reverse the waiver and reinstate the Administrative Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1 million.

(9) Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled. The 4% and 3% Contract Enhancement and the Three-year Withdrawal Schedule are NOT available if you select the 20% Additional Free Withdrawal endorsement and vice versa. Also, you may NOT select both a Guaranteed Minimum Income Benefit and any Guaranteed Minimum Withdrawal Benefit.

(10) This charge lasts for the first seven Contract Years.

(11) This charge lasts for the first five Contract Years.


(12) The current charge is 0.25%, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

(13) The LifeGuard Freedom DB is only available in conjunction with the purchase of the LifeGuard Freedom GMWB. The current and maximum charge for the LifeGuard Freedom DB is 0.05% of the GMWB Death Benefit each Contract Month (0.60% annually). THE CHARGE FOR LIFEGUARD FREEDOM DB IS IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB.

     The GMWB Death Benefit is equal to the LifeGuard Freedom GWB (see footnote 28 below). If you select the LifeGuard Freedom GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     For more information about the charge for the LifeGuard Freedom DB, please see "Optional Death Benefit - LifeGuard Freedom DB Charge" on page 39. For more information about how this optional death benefit endorsement works, please see "LifeGuard Freedom DB" under "Optional Death Benefits", beginning on page 211. For more information about how the LifeGuard Freedom GMWB works, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 156.

(14) The charge for FutureGuard is expressed as an annual percentage of the GMIB Benefit Base. The GMIB Benefit Base for FutureGuard is the greater of (a) or (b), where:

     (a) Generally equals all premiums you have paid, subject to certain adjustments, compounded at an annual interest rate of 5% until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB; and

     (b)  Generally   equals  the  greatest   Contract  Value  on  any  Contract
          Anniversary prior to the Annuitant's 81st birthday, subject to certain adjustments after that Contract Anniversary.

     For more information about how the endorsement works, including more details regarding the GMIB Benefit Base, please see "FutureGuard Guaranteed Minimum Income Benefit" beginning on page 203.


     For  Contracts  with this GMIB  purchased  ON AND AFTER  JANUARY  17,  2006
     (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

     For Contracts with this GMIB purchased FROM MAY 3, 2004 THROUGH JANUARY 16, 2006 (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

     For Contracts with this GMIB purchased FROM SEPTEMBER 22, 2003 THROUGH MAY 2, 2004 (subject to availability), you pay 0.1125% of the GMIB Benefit Base each calendar quarter (0.45% annually).

     For Contracts with this GMIB purchased BEFORE SEPTEMBER 22, 2003 (subject to availability), you pay 0.075% of the GMIB Benefit Base each calendar quarter (0.30% annually).


     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "FutureGuard Guaranteed Minimum Income Benefit Charge" beginning on page 40.

(15) The current and maximum charge is 0.075% of the GMIB Benefit Base each Contract Month (0.90% annually). The GMIB Benefit Base for FutureGuard 6 is the greater of (a) or (b), where:


     (a) Generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 6% until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB; and

     (b)  Generally   equals  the  greatest   Contract  Value  on  any  Contract
          Anniversary prior to the Annuitant's 81st birthday, subject to certain adjustments after that Contract Anniversary.

     At issue, the Step-Up Date is the Issue Date, and the Step-Up Value is generally equal to the initial premium paid plus any Contract Enhancement credited. After issue, the Step-Up Date is the Contract Anniversary on which the Owner elects to step up to the Contract Value, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.


     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "FutureGuard 6 Guaranteed Minimum Income Benefit Charge" beginning on page 41. For more information about how the endorsement works, including more details regarding the GMIB Benefit Base, please see "FutureGuard 6 Guaranteed Minimum Income Benefit" beginning on page 206.

(16) 0.75% is the maximum  annual charge of the  Guaranteed  Withdrawal  Balance
     (GWB) when this endorsement is added to a Contract ON AND AFTER JANUARY 17, 2006, which charge is payable monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.


     The charge is expressed as an annual percentage and depends on:

          *    When the endorsement is added to the Contract.

          * The endorsement's availability - ON AND AFTER, OR BEFORE JANUARY 17, 2006, or BEFORE OCTOBER 4, 2004.

          * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).

          *    The frequency of deduction - monthly or daily.

     THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES.

     For Contracts to which this endorsement was added ON AND AFTER JANUARY 17, 2006 (subject to availability), you pay the applicable percentage of the GWB each Contract Month. We deduct the charge from your Contract Value. Monthly charges are pro rata deducted over each applicable Investment Division.

     For Contracts to which this endorsement was added BEFORE JANUARY 17, 2006, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

     For Contracts to which this endorsement was added BEFORE OCTOBER 4, 2004, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases upon the first step-up.

                                                     7% GMWB
            Endorsement's           On and after               Before                  Before
            Availability          January 17, 2006        January 17, 2006         October 4, 2004
            ------------------ ----------------------- ----------------------- ------------------------
            ------------------ ----------------------- ----------------------- ------------------------
            Maximum Annual             0.75%                   0.70%                    0.70%
            Charge
            ------------------ ----------------------- ----------------------- ------------------------
            ------------------ ----------------------- ----------------------- ------------------------
            Current Annual             0.42%                   0.40%                    0.35%
            Charge                                                               0.55% upon step-up
            ------------------ ----------------------- ----------------------- ------------------------
            ------------------ ----------------------- ----------------------- ------------------------
            Charge Basis                GWB             Investment Divisions    Investment Divisions
            ------------------ ----------------------- ----------------------- ------------------------
            ------------------ ----------------------- ----------------------- ------------------------
            Charge Frequency          Monthly                  Daily                    Daily


     For more information about the charge for this endorsement, please see "7% Guaranteed Minimum Withdrawal Benefit Charge" beginning on page 41. For more information about how the endorsement works, including more details regarding the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 66.

(17) The current charge is 0.0375% (0.45% annually) of the GWB, subject to a maximum annual charge of 0.81% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page 72.

(18) The current charge is 0.055% (0.66% annually) of the GWB, subject to a maximum annual charge of 1.47% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 78.

(19) The current charge is 0.0725% (0.87% annually) of the GWB, subject to a maximum annual charge of 1.62% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 84.

(20) The current charge is 0.0175% (0.21% annually) of the GWB, subject to a maximum annual charge of 0.51% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 89.

(21) 1.47% is the maximum annual charge of the 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     You pay the applicable percentage of the GWB each month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                     5% FOR LIFE GMWB WITH ANNUAL STEP-UP
            ------------------- ----------------- ------------------

            Annual Charge           Maximum            Current
            ------------------- ----------------- ------------------
            ------------------- ----------------- ------------------
            Ages    45 - 49         0.87%/12          0.42%/12
                    50 - 54         0.87%/12          0.42%/12
                    55 - 59         1.20%/12          0.66%/12
                    60 - 64         1.32%/12          0.75%/12
                    65 - 69         1.47%/12          0.90%/12
                    70 - 74         0.87%/12          0.51%/12
                    75 - 80         0.60%/12          0.36%/12
            ------------------- ----------------- ------------------
            ------------------- ------------------------------------
            Charge Basis                        GWB
            ------------------- ------------------------------------
            ------------------- ------------------------------------
            Charge Frequency                  Monthly


     For more information about the charge for this endorsement, please see "5% for Life GMWB With Annual Step-Up Charge" beginning on page 44. For more information about how the endorsement works, please see "5% for Life GMWB With Annual Step-Up" beginning on page 94.

(22) 1.50% is the maximum annual charge of the 5% for Life GMWB With Bonus and Annual Step-Up for the following age groups: 55-59, 60-64, and 65-69, which charge is payable monthly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     You pay the applicable percentage of the GWB each month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                5% FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP
            ------------------- ----------------- ------------------

            Annual Charge           Maximum            Current
            ------------------- ----------------- ------------------
            ------------------- ----------------- ------------------
            Ages    45 - 49         1.02%/12          0.57%/12
                    50 - 54         1.17%/12          0.72%/12
                    55 - 59         1.50%/12          0.96%/12
                    60 - 64         1.50%/12          0.96%/12
                    65 - 69         1.50%/12          0.96%/12
                    70 - 74         0.90%/12          0.57%/12
                    75 - 80         0.66%/12          0.42%/12
            ------------------- ----------------- ------------------
            ------------------- ------------------------------------
            Charge Basis                        GWB
            ------------------- ------------------------------------
            ------------------- ------------------------------------
            Charge Frequency                  Monthly



     For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 45. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus and Annual Step-Up" beginning on page 102.

(23) 1.47% is the maximum annual charge of the 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.

     You pay the applicable percentage of the GWB each month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

               5% FOR LIFE GMWB WITH BONUS AND FIVE-YEAR STEP-UP
            ------------------- ----------------- ------------------

            Annual Charge           Maximum            Current
            ------------------- ----------------- ------------------
            ------------------- ----------------- ------------------
            Ages    45 - 49         0.87%/12          0.42%/12
                    50 - 54         1.02%/12          0.57%/12
                    55 - 59         1.47%/12          0.87%/12
                    60 - 64         1.47%/12          0.87%/12
                    65 - 69         1.20%/12          0.66%/12
                    70 - 74         0.75%/12          0.36%/12
                    75 - 80         0.57%/12          0.30%/12
            ------------------- ----------------- ------------------
            ------------------- ------------------------------------
            Charge Basis                        GWB
            ------------------- ------------------------------------
            ------------------- ------------------------------------
            Charge Frequency                  Monthly

     For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page
     46. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus and Five-Year Step-Up" beginning on page 111.

(24) 1.62% is the maximum annual charge of the Joint 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Annual Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     You pay the applicable percentage of the GWB each month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                  JOINT 5% FOR LIFE GMWB WITH ANNUAL STEP-UP
            ------------------- ----------------- ------------------

            Annual Charge           Maximum            Current
            ------------------- ----------------- ------------------
            ------------------- ----------------- ------------------
            Ages    45 - 49         1.02%/12          0.57%/12
                    50 - 54         1.02%/12          0.57%/12
                    55 - 59         1.35%/12          0.81%/12
                    60 - 64         1.47%/12          0.90%/12
                    65 - 69         1.62%/12          1.05%/12
                    70 - 74         1.02%/12          0.66%/12
                    75 - 80         0.75%/12          0.51%/12
            ------------------- ----------------- ------------------
            ------------------- ------------------------------------
            Charge Basis                        GWB
            ------------------- ------------------------------------
            ------------------- ------------------------------------
            Charge Frequency                  Monthly


     For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Annual Step-Up Charge" beginning on page 47. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Annual Step-Up" beginning on page 119.

(25) 1.71% is the maximum annual charge of the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     You pay the applicable percentage of the GWB each month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

            JOINT 5% FOR LIFE GMWB WITH BONUS AND FIVE-YEAR STEP-UP
            ------------------- ----------------- ------------------

            Annual Charge           Maximum            Current
            ------------------- ----------------- ------------------
            ------------------- ----------------- ------------------
            Ages    45 - 49         1.11%/12          0.66%/12
                    50 - 54         1.26%/12          0.81%/12
                    55 - 59         1.71%/12          1.11%/12
                    60 - 64         1.71%/12          1.11%/12
                    65 - 69         1.47%/12          0.90%/12
                    70 - 74         1.02%/12          0.60%/12
                    75 - 80         0.81%/12          0.57%/12
            ------------------- ----------------- ------------------
            ------------------- ------------------------------------
            Charge Basis                        GWB
            ------------------- ------------------------------------
            ------------------- ------------------------------------
            Charge Frequency                  Monthly

     For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page 48. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up" beginning on page 128.

(26) The current charge is 0.08% (0.96% annually) of the GWB, subject to a maximum annual charge of 1.50% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information about the charge for this endorsement, please see "For Life GMWB With Annual Step-Up Charge" beginning on page 49. For more information about how the endorsement works, please see "For Life GMWB With Annual Step-Up" beginning on page 137.

(27) The current charge is 0.0975% (1.17% annually) of the GWB, subject to a maximum annual charge of 1.71% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information about the charge for this endorsement, please see "Joint For Life GMWB With Annual Step-Up Charge" beginning on page 50. For more information about how the endorsement works, please see "Joint For Life GMWB With Annual Step-Up" beginning on page 147.

(28) The current charge is 0.08% (0.96% annually) of the GWB, subject to a maximum annual charge of 1.50% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information about the charge for this endorsement, please see "For Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 51. For more information about how the endorsement works, please see "For Life GMWB With Bonus and Annual Step-Up " beginning on page 156.

(29) The current charge is 0.105% (1.26% annually) of the GWB, subject to a maximum annual charge of 1.86% as used in the Table. The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information about the charge for this endorsement, please see "Joint For Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 51. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus and Annual Step-Up " beginning on page 170.

(30) 1.32% is the maximum  annual charge of the  Guaranteed  Withdrawal  Balance
     (GWB) for a 60-64 year old Owner of a Contract to which this endorsement is added ON AND AFTER JANUARY 17, 2006 THROUGH APRIL 30, 2006, which charge is payable monthly. The charge for the 5% for Life GMWB varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     Charges are expressed as an annual percentage and depend on:

     *    The Owner's age when the endorsement is added to the Contract.

     *    The   endorsement's   availability  -  effective  May  1,  2006,  this
          endorsement is no longer available to add to a Contract.

     * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).

     *    The frequency of deduction - monthly or daily.

     For Contracts to which this endorsement was added BEFORE MAY 1, 2006 (subject to availability), you pay the applicable percentage of the GWB each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. We deduct the charge from your Contract Value. Monthly charges are pro rata deducted over each applicable Investment Division.

     For Contracts to which this endorsement was added BEFORE JANUARY 17, 2006, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

                                             5% FOR LIFE GMWB
           Endorsement's               Before May 1, 2006                      Before
           Availability                                                  January 17, 2006*
           ------------------- ---------------- ------------------- -------------- --------------
           Annual Charge           Maximum           Current           Maximum        Current
           ------------------- ---------------- ------------------- -------------- --------------
           ------------------- ---------------- ------------------- -------------- --------------
           Ages    60 - 64        1.32%/12           0.90%/12           1.30%          0.90%
                   65 - 69        0.87%/12           0.60%/12           0.85%          0.60%
                   70 - 74        0.60%/12           0.51%/12           0.60%          0.50%
                   75 - 80        0.51%/12           0.42%/12           0.50%          0.40%
           ------------------- ---------------- ------------------- -------------- --------------
           ------------------- ------------------------------------ -----------------------------
           Charge Basis                        GWB                      Investment Divisions
           ------------------- ------------------------------------ -----------------------------
           ------------------- ------------------------------------ -----------------------------
           Charge Frequency                  Monthly                           Daily

     * The bonus is available only for Contracts to which this GMWB was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006.


     With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "5% For Life Guaranteed Minimum Withdrawal Benefit Charge" beginning on page
     52. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 185.

(31) 0.87% is the maximum  annual charge of the  Guaranteed  Withdrawal  Balance
     (GWB) for a 50-54 year old Owner of a Contract to which this endorsement is added ON AND AFTER JANUARY 17, 2006 THROUGH APRIL 30, 2006, which charge is payable monthly. The charge for the 4% for Life GMWB varies by age group. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES FOR ALL AGE GROUPS.


     Charges are expressed as an annual percentage and depend on:

     *    The Owner's age when the endorsement is added to the Contract.

     *    The   endorsement's   availability  -  effective  May  1,  2006,  this
          endorsement is no longer available to add to a Contract.

     * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).

     *    The frequency of deduction - monthly or daily.

     For Contracts to which this endorsement was added BEFORE MAY 1, 2006 (subject to availability), you pay the applicable percentage of the GWB each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. We deduct the charge from your Contract Value. Monthly charges are pro rata deducted over each applicable Investment Division.

     For Contracts to which this endorsement was added BEFORE JANUARY 17, 2006, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

                                             4% FOR LIFE GMWB
           Endorsement's               Before May 1, 2006                      Before
           Availability                                                  January 17, 2006*
           ------------------- ---------------- ------------------- -------------- --------------
           Annual Charge           Maximum           Current           Maximum        Current
           ------------------- ---------------- ------------------- -------------- --------------
           ------------------- ---------------- ------------------- -------------- --------------
           Ages    50 - 54        0.87%/12           0.66%/12           0.85%          0.65%
                   55 - 59        0.66%/12           0.51%/12           0.65%          0.50%
                   60 - 64        0.51%/12           0.36%/12           0.50%          0.35%
                   65 - 69        0.36%/12           0.27%/12           0.35%          0.25%
                   70 - 74        0.30%/12           0.21%/12           0.30%          0.20%
                   75 - 80        0.21%/12           0.15%/12           0.20%          0.15%
           ------------------- ---------------- ------------------- -------------- --------------
           ------------------- ------------------------------------ -----------------------------
           Charge Basis                        GWB                      Investment Divisions
           ------------------- ------------------------------------ -----------------------------
           ------------------- ------------------------------------ -----------------------------
           Charge Frequency                  Monthly                           Daily

     * The bonus is available only for Contracts to which this GMWB was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006.


     With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "4% For Life Guaranteed Minimum Withdrawal Benefit Charge" beginning on page
     53. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 193.




THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT.

                      TOTAL ANNUAL FUND OPERATING EXPENSES

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

                 ---------------------------------------------

                                Minimum: 0.58%

                                Maximum: 2.22%

                 ---------------------------------------------

MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS BELOW. BUT PLEASE REFER TO THE FUNDS' PROSPECTUSES FOR EVEN MORE INFORMATION ON THE FUNDS, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE, AND INFORMATION ABOUT JACKSON NATIONAL ASSET MANAGEMENT, LLC(R), THE FUNDS' ADVISER AND ADMINISTRATOR, AS WELL AS THE SUB-ADVISERS.


                  FUND OPERATING EXPENSES

 (AS AN ANNUAL PERCENTAGE OF THE FUND'S AVERAGE DAILY NET
                          ASSETS)
                                                             MANAGEMENT      SERVICE                  ACQUIRED FUND     ANNUAL
                                                             and ADMIN FEE   (12B-1)     OTHER          FEES AND       OPERATING
                         FUND NAME                                 A         FEE         EXPENSES B     EXPENSES C     EXPENSES
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/AIM International Growth                                   0.82%           0.20%       0.01%        0.01%           1.04%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/AIM Large Cap Growth F                                     0.77%           0.20%       0.01%        0.00%           0.98%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/AIM Global Real Estate F                                   0.86%           0.20%       0.01%        0.01%           1.08%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/AIM Small Cap Growth                                       0.95%           0.20%       0.00%        0.01%           1.16%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Capital Guardian Global Balanced F                         0.80%           0.20%       0.01%        0.00%           1.01%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Capital Guardian Global Diversified Research               0.90%           0.20%       0.00%        0.01%           1.11%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Capital Guardian International Small Cap                   1.10%           0.20%       0.00%        0.04%           1.34%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Capital Guardian U.S. Growth Equity                        0.80%           0.20%       0.00%        0.00%           1.00%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Credit Suisse Global Natural Resources                     0.85%           0.20%       0.00%        0.01%           1.06%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/Credit Suisse Long/Short F                                 0.95%           0.20%       1.06% D      0.01%           2.22%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Eagle Core Equity                                          0.73%           0.20%       0.01%        0.01%           0.95%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Eagle SmallCap Equity                                      0.83%           0.20%       0.00%        0.01%           1.04%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Franklin Templeton Founding Strategy                       0.05%           0.00%       0.00%        1.06% E         1.11%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Franklin Templeton Global Growth                           0.90%           0.20%       0.00%        0.00%           1.10%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Franklin Templeton Income                                  0.82%           0.20%       0.00%        0.00%           1.02%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Franklin Templeton Mutual Shares                           0.85%           0.20%       0.02% D      0.00%           1.07%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Franklin Templeton Small Cap Value                         0.95%           0.20%       0.01%        0.01%           1.17%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Goldman Sachs Core Plus Bond                               0.70%           0.20%       0.01%        0.01%           0.92%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/Goldman Sachs Emerging Markets Debt                        0.90%           0.20%       0.01%        0.00%           1.11%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Goldman Sachs Mid Cap Value                                0.82%           0.20%       0.01%        0.01%           1.04%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Goldman Sachs Short Duration Bond                          0.54%           0.20%       0.01%        0.00%           0.75%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/JPMorgan International Value                               0.80%           0.20%       0.01%        0.00%           1.01%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/JPMorgan MidCap Growth                                     0.80%           0.20%       0.01%        0.01%           1.02%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/JPMorgan U.S. Government & Quality Bond                    0.58%           0.20%       0.00%        0.01%           0.79%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Lazard Emerging Markets                                    1.09%           0.20%       0.00%        0.02%           1.31%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Lazard Mid Cap Equity F                                    0.81%           0.20%       0.01%        0.01%           1.03%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Lazard Small Cap Equity                                    0.85%           0.20%       0.01%        0.01%           1.07%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/M&G Global Basics                                          1.00%           0.20%       0.01%        0.00%           1.21%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/M&G Global Leaders                                         1.00%           0.20%       0.01%        0.00%           1.21%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/Mellon Capital Management European 30                      0.57%           0.20%       0.01%        0.00%           0.78%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/Mellon Capital Management Pacific Rim 30                   0.57%           0.20%       0.01%        0.00%           0.78%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management S&P 500 Index                    0.38%           0.20%       0.01%        0.01%           0.60%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management S&P 400 MidCap Index             0.39%           0.20%       0.01%        0.00%           0.60%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Small Cap Index                  0.39%           0.20%       0.01%        0.00%           0.60%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management International Index              0.44%           0.20%       0.01%        0.00%           0.65%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Bond Index                       0.40%           0.20%       0.00%        0.00%           0.60%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index     0.58%           0.20%       0.01%         0.01%          0.80%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Index 5                          0.05%           0.00%       0.01%        0.61% E         0.67%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management 10 x 10                          0.05%           0.00%       0.01%        0.63% E         0.69%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Oppenheimer Global Growth                                  0.84%           0.20%       0.01%        0.00%           1.05%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/PAM Asia ex-Japan F                                        1.05%           0.20%       0.00%        0.08%           1.33%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/PAM China-India F                                          1.10%           0.20%       0.00%        0.08%           1.38%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PIMCO Real Return                                          0.60%           0.20%       0.00%        0.00%           0.80%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PIMCO Total Return Bond                                    0.60%           0.20%       0.00%        0.01%           0.81%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PPM America Core Equity F                                  0.75%           0.20%       0.01%        0.00%           0.96%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PPM America High Yield Bond F                              0.57%           0.20%       0.00%        0.01%           0.78%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PPM America Mid Cap Value                                  0.85%           0.20%       0.01%        0.00%           1.06%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PPM America Small Cap Value                                0.85%           0.20%       0.01%        0.00%           1.06%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/PPM America Value Equity                                   0.65%           0.20%       0.01%        0.00%           0.86%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

JNL/Red Rocks Listed Private Equity                            1.00%           0.20%       0.01%        0.00%           1.21%

------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Select Balanced                                            0.58%           0.20%       0.00%        0.01%           0.79%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Select Money Market                                        0.38%           0.20%       0.00%        0.00%           0.58%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Select Value                                               0.63%           0.20%       0.00%        0.00%           0.83%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/T. Rowe Price Established Growth                           0.68%           0.20%       0.00%        0.01%           0.89%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/T. Rowe Price Mid-Cap Growth                               0.81%           0.20%       0.01%        0.02%           1.04%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/T. Rowe Price Value                                        0.75%           0.20%       0.00%        0.01%           0.96%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Managed Conservative                                   0.18%           0.00%       0.00%        0.88% E         1.06%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Managed Moderate                                       0.18%           0.00%       0.01%        0.91% E         1.10%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Managed Moderate Growth                                0.15%           0.00%       0.01%        0.96% E         1.12%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Managed Growth                                         0.15%           0.00%       0.00%        0.98% E         1.13%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Managed Aggressive Growth                              0.17%           0.00%       0.00%        1.02% E         1.19%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Retirement Income                                      0.18%           0.00%       0.00%        0.90% E         1.08%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Retirement 2015                                        0.18%           0.00%       0.00%        1.01% E         1.19%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Retirement 2020                                        0.18%           0.00%       0.00%        1.02% E         1.20%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Retirement 2025                                        0.18%           0.00%       0.00%        1.04% E         1.22%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Disciplined Moderate                                   0.18%           0.00%       0.00%        0.69% E         0.87%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Disciplined Moderate Growth                            0.18%           0.00%       0.00%        0.71% E         0.89%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Disciplined Growth                                     0.18%           0.00%       0.01%        0.67% E         0.86%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Competitive Advantage                                  0.50%           0.20%       0.00%        0.04%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Dividend Income & Growth                               0.50%           0.20%       0.00%        0.05%           0.75%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Intrinsic Value                                        0.50%           0.20%       0.00%        0.04%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P Total Yield                                            0.50%           0.20%       0.00%        0.04%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/S&P 4                                                      0.05%           0.00%       0.00%        0.74% E         0.79%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Nasdaq(R) 25                     0.50%           0.20%       0.04%        0.00%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Value Line(R) 30                 0.43%           0.20%       0.16%        0.00%           0.79%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management DowSM Dividend                   0.45%           0.20%       0.02%        0.00%           0.67%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management S&P(R) 24                        0.52%           0.20%       0.01%        0.00%           0.73%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management 25                               0.44%           0.20%       0.00%        0.00%           0.64%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Select Small-Cap                 0.44%           0.20%       0.01%        0.00%           0.65%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management JNL 5                            0.42%           0.20%       0.02%        0.00%           0.64%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management VIP                              0.44%           0.20%       0.05%        0.00%           0.69%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management JNL Optimized 5                  0.46%           0.20%       0.05%        0.00%           0.71%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management S&P(R) SMid 60                   0.52%           0.20%       0.01%        0.01%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management NYSE(R) International 25         0.57%           0.20%       0.04%        0.01%           0.82%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Communications Sector            0.49%           0.20%       0.03%        0.00%           0.72%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Consumer Brands Sector           0.52%           0.20%       0.03%        0.00%           0.75%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Financial Sector                 0.51%           0.20%       0.03%        0.00%           0.74%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Healthcare Sector                0.49%           0.20%       0.03%        0.00%           0.72%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Oil & Gas Sector                 0.44%           0.20%       0.03%        0.00%           0.67%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------
JNL/Mellon Capital Management Technology Sector                0.50%           0.20%       0.03%        0.00%           0.73%
------------------------------------------------------------ --------------- ----------- ------------ --------------- ------------

A    Certain   Funds  pay  Jackson   National   Asset   Management,   LLC,   the
     Administrator, an administrative fee for certain services provided to the Fund by the Administrator.


     The JNL/AIM Global Real Estate Fund, the JNL/AIM International Growth Fund, the JNL/Capital Guardian International Small Cap Fund, the JNL/Capital Guardian Global Diversified Research Fund, the JNL/Capital Guardian Global Balanced Fund, the JNL/Credit Suisse Global Natural Resources Fund, the JNL/Credit Suisse Long/Short Fund, the JNL/Franklin Templeton Global Growth Fund, the JNL/Goldman Sachs Emerging Markets Debt Fund, the JNL/JPMorgan International Value Fund, the JNL/Lazard Emerging Markets Fund, the JNL/M&G Global Basics Fund, the JNL/M&G Global Leaders Fund, the JNL/Oppenheimer Global Growth Fund, the JNL/PAM Asia Ex-Japan Fund, the JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds EXCEPT the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management Small Cap Index Fund, the JNL/Mellon Capital Management Bond Index Fund, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, and the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, and the JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.

     The JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, the JNL/Mellon Capital Management Pacific Rim 30 Fund, and the JNL/PAM China-India Fund pay an administrative fee of 0.20%.


     The JNL/Franklin Templeton Founding Strategy Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, and all of the JNL/S&P Funds EXCEPT the JNL/S&P Competitive Advantage Fund, the JNL/S&P Dividend Income & Growth Fund, the JNL/S&P Intrinsic Value Fund, and the JNL/S&P Total Yield Fund pay an administrative fee of 0.05%.

     All other Funds pay an administrative fee of 0.10%.

     The Management and  Administrative  Fee and the Annual  Operating  Expenses
     columns  in  this  table   reflect   the   inclusion   of  the   applicable
     administrative fee.

B Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C ACQUIRED FUND FEES AND EXPENSES. The expenses shown represent the Funds' pro rata share of fees and expenses of investing in mutual funds, including money market funds used for purposes of investing available cash balances.

D Amount includes the costs associated with the Fund's short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the Fund incurs fees in connection with the borrowing of securities related to short sale transactions. For December 31, 2007, total cost of short sales transactions to the JNL/Credit Suisse Long/Short Fund, and JNL/Franklin Templeton Mutual Shares Fund was 1.06% and 0.01%, respectively.

E Amounts are based on the allocations to underlying funds during the period ended December 31, 2007. Current allocations may be different, and therefore, actual amounts for subsequent periods may be higher or lower than those shown above.

F The management/administrative fee has been restated to reflect a contract amendment; the fee was adjusted to the level shown in the table above.

                                     EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional 2% Contract Enhancement, the Highest Anniversary Death Benefit, the Five-year Withdrawal Schedule, the 20% Additional Free Withdrawal, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

         1 YEAR              3 YEARS           5 YEARS           10 YEARS


         $861                $2,079            $3,257            $6,024


If you annuitize at the end of the applicable time period:

         1 YEAR *            3 YEARS           5 YEARS           10 YEARS


         $861                $2,079            $3,257            $6,024


* Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

If you do NOT surrender your Contract:


         1 YEAR              3 YEARS           5 YEARS            10 YEARS
         $861                $2,079            $3,257             $6,024


THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.

CONDENSED FINANCIAL INFORMATION. The information about the values of all Accumulation Units constitute the condensed financial information, which can be found in the Statement of Additional Information. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements. The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson of NY that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts. Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

                              THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 90. Optional benefits may have different requirements, as noted.

You may allocate your Contract Value to

     * our Fixed Account, as may be made available by us, or as may be otherwise limited by us, or to

     * Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

     *    the ACCUMULATION PHASE, when you make premium payments to us, and

     *    the INCOME PHASE, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact the Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are the formal contractual agreement between you and the Company.

                                  JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson of NY is working to provide documentation electronically. When this program is available, Jackson of NY will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                                THE FIXED ACCOUNT

CONTRACT VALUE THAT YOU ALLOCATE TO A FIXED ACCOUNT OPTION WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT IT. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.

Each Fixed Account option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the specified period. Currently, the Fixed Account minimum interest rate is 3% per annum, which is credited daily. For Contracts issued BEFORE MAY 1, 2006, the guaranteed minimum interest rates are as follows: 2.25% (for Contracts issued BEFORE JANUARY 1, 2006), 1.50% (for Contracts issued BEFORE MAY 2, 2005,) and 3% (for Contracts issued BEFORE SEPTEMBER 22, 2003), per annum, which is credited daily. Subject to these minimum requirements, we may declare different base interest rates at different times.

An Interest Rate Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Interest Rate Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. The Interest Rate Adjustment is based on the relationship of the current new business interest rate to the guaranteed base interest rate being credited to the Fixed Account Option. The current new business interest rate used for this comparison is the base interest rate available on a new Fixed Account Option with a duration equal to the number of years remaining in the current Fixed Account Option period, increased by 0.25%. Generally, the Interest Rate Adjustment will increase the Fixed Account Option Value when current new business rates are lower than the rate being credited and will decrease the Fixed Account Option Value when current new business rates are higher than the rate being credited.

There will be no Interest Rate Adjustment when the current new business interest rate (after adjustment for the 0.25% bias) is greater than the guaranteed base interest rate by less than 0.25%. This restriction avoids decreases in the Fixed Account Option Value in situations where the general level of interest rates has declined but the bias results in a current new business interest rate that is higher than the guaranteed base interest rate.

Also, there is no Interest Rate Adjustment on: the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will the Interest Rate Adjustment reduce the credited interest below the guaranteed minimum interest rate applicable to your Contract, which cannot be less than the guaranteed minimum interest rate required under state insurance laws.

Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, we will allocate the Contract Value based on your Investment Division allocation instructions. For Contracts purchased ON OR AFTER SEPTEMBER 22, 2003, if any Contract Enhancement is selected, allocations to the three-, five- and seven-year Fixed Account are prohibited until the end of the applicable recapture charge period. Your Contract contains a more complete description of the Fixed Account options, as supplemented by our administrative requirements relating to transfers.

The DCA+ FIXED ACCOUNT OPTION, IF AVAILABLE, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options. From time to time, we will offer special interest rates on the DCA+ Fixed Account Option. The DCA+ Fixed Account Option is only available for new premiums. DCA+ is not available to Contracts issued BEFORE JULY 14, 2008.

                              THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

You may allocate your Contract Value to no more than 18 Investment Divisions and the Fixed Account at any one time. Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR CONTRACT VALUE ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Investment Divisions are each known as a Fund of Funds. Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds. You should read the prospectus for the JNL Series Trust for more information.

                JNL/Franklin Templeton Founding Strategy
                JNL/Mellon Capital Management Index 5
                JNL/Mellon Capital Management 10 x 10
                JNL/S&P Managed Conservative
                JNL/S&P Managed Moderate
                JNL/S&P Managed Moderate Growth
                JNL/S&P Managed Growth
                JNL/S&P Managed Aggressive Growth
                JNL/S&P Retirement Income
                JNL/S&P Retirement 2015
                JNL/S&P Retirement 2020
                JNL/S&P Retirement 2025
                JNL/S&P Disciplined Moderate
                JNL/S&P Disciplined Moderate Growth
                JNL/S&P Disciplined Growth
                JNL/S&P 4

THE NAMES OF THE FUNDS THAT ARE AVAILABLE, ALONG WITH THE NAMES OF THE ADVISERS AND SUB-ADVISERS AND A BRIEF STATEMENT OF EACH INVESTMENT OBJECTIVE, ARE BELOW:

--------------------------------------------------------------------------------
                                JNL SERIES TRUST
--------------------------------------------------------------------------------
JNL/AIM INTERNATIONAL GROWTH FUND

     Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.))


          Seeks long-term growth of capital by investing in a diversified portfolio of reasonably priced, quality international equity securities whose issuers are considered by the Fund's portfolio managers to have strong fundamentals and/or accelerating earnings growth.

--------------------------------------------------------------------------------
JNL/AIM LARGE CAP GROWTH FUND

     Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.))


          Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies.

--------------------------------------------------------------------------------

JNL/AIM GLOBAL REAL ESTATE FUND
     Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc. and sub-sub-advisers: Invesco Institutional (N.A.), Inc. (f/k/a INVESCO Institutional (N.A.), Inc.); and Invesco Asset Management Limited)

          Seeks high total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in real estate and real estate-related companies, including real estate investment trusts located in the U.S. and foreign countries. The Fund will normally invest in securities of companies located in at least three different countries, including the United States.

--------------------------------------------------------------------------------

JNL/AIM SMALL CAP GROWTH FUND

     Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.)

          Seeks long-term growth of capital by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-cap companies.


--------------------------------------------------------------------------------
JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

          Seeks income and capital growth, consistent with reasonable risk via balanced accomplishment of long-term growth of capital, current income, and conservation of principal through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers. The Fund's neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% to equities and 25% to 45% to fixed-income.

--------------------------------------------------------------------------------
JNL/CAPITAL GUARDIAN GLOBAL DIVERSIFIED RESEARCH FUND
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

          Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.

--------------------------------------------------------------------------------
JNL/CAPITAL GUARDIAN INTERNATIONAL SMALL CAP FUND
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

          Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of non-U.S. issuers (including ADRs and other U.S.
          registered securities) and securities whose principal markets are outside the U.S. with market capitalization of between $50 million and $2 billion at the time of purchase.

--------------------------------------------------------------------------------
JNL/CAPITAL GUARDIAN U.S. GROWTH EQUITY FUND
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

          Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of U.S. issuers and securities whose principal markets are in the U.S. (including ADRs and other U.S. registered foreign securities that are tied economically to the U.S.). The Fund normally will invest in common stocks and convertible securities of companies with market capitalization greater than $1.5 billion at the time of purchase.

--------------------------------------------------------------------------------
JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND
     Jackson National Asset Management, LLC (and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (sub-sub-adviser))


          Seeks long-term capital growth by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in worldwide companies active in the extraction, production, processing and trading of the following products: chemicals, building materials, metal and other raw materials, timber and paper products, containers and packaging as well as companies in the energy resources sector.

--------------------------------------------------------------------------------

JNL/CREDIT SUISSE LONG/SHORT FUND
     Jackson National Asset Management, LLC (and Credit Suisse Asset Management,
     LLC)


          Seeks total return by investing through an active quantitative equity management strategy that allows the portfolio to simultaneously invest in stocks and to underweight unattractive stocks beyond benchmark weights, resulting in short positions on certain stocks.

--------------------------------------------------------------------------------

JNL/EAGLE CORE EQUITY FUND
     Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)


          Seeks long-term growth through capital appreciation and, secondarily, current income by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities consisting primarily of common stocks of large U.S. companies.


--------------------------------------------------------------------------------
JNL/EAGLE SMALLCAP EQUITY FUND
     Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

          Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of $100 million to $3 billion.

--------------------------------------------------------------------------------
JNL/FRANKLIN TEMPLETON FOUNDING STRATEGY FUND
     Jackson National Asset Management, LLC

          Seeks capital appreciation by investing in a combination of mutual funds (Underlying Funds) on a fixed percentage basis. These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

--------------------------------------------------------------------------------
JNL/FRANKLIN TEMPLETON GLOBAL GROWTH FUND
     Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

          Seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets (under normal market conditions).

--------------------------------------------------------------------------------
JNL/FRANKLIN TEMPLETON INCOME FUND
     Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

          Seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

--------------------------------------------------------------------------------
JNL/FRANKLIN TEMPLETON MUTUAL SHARES FUND
     Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)


          Seeks capital appreciation, which may occasionally be short-term, and secondarily, income by investing mainly in equity securities (including securities convertible into, or that the Sub-Adviser expects to be exchanged for, common or preferred stock) of companies in any nation that the Sub-Adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). The Fund invests predominately (80% or more) in mid- and large-cap companies with market capitalization greater than $1.5 billion at the time of investment, but it may invest a significant portion of its assets in small-cap companies as well.


--------------------------------------------------------------------------------
JNL/FRANKLIN TEMPLETON SMALL CAP VALUE FUND
     Jackson National Asset  Management,  LLC (and Franklin  Advisory  Services,
     LLC)

          Seeks long-term total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of small-capitalization companies.

--------------------------------------------------------------------------------
JNL/GOLDMAN SACHS CORE PLUS BOND FUND

     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International (sub-sub-adviser))


          Seeks a high level of current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of bonds and other fixed-income securities and related investments.

--------------------------------------------------------------------------------

JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International (sub-sub-adviser))

          Seeks a high level of total return consisting of income and capital appreciation, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in sovereign and corporate debt of issuers located in emerging countries denominated in the local currency of such emerging countries or in currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure.

--------------------------------------------------------------------------------

JNL/GOLDMAN SACHS MID CAP VALUE FUND
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)


          Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of market capitalization of companies constituting the Russell Midcap(R) Value Index at the time of investing.


--------------------------------------------------------------------------------
JNL/GOLDMAN SACHS SHORT DURATION BOND FUND
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)


          Seeks a high level of current income, and secondarily, the potential for capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed income securities (including derivatives on such securities). Normally the portfolio will focus on high quality securities.

--------------------------------------------------------------------------------

JNL/JPMORGAN INTERNATIONAL VALUE FUND
     Jackson  National  Asset  Management,   LLC  (and  J.P.  Morgan  Investment
     Management Inc.)


          Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index.

--------------------------------------------------------------------------------

JNL/JPMORGAN MIDCAP GROWTH FUND
     Jackson  National  Asset  Management,   LLC  (and  J.P.  Morgan  Investment
     Management Inc.)

          Seeks capital growth over the long-term by investing primarily in common stocks of mid-cap companies which its sub-adviser, J.P. Morgan Investment Management Inc. ("JPMorgan"), believes are capable of achieving sustained growth. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.

--------------------------------------------------------------------------------
JNL/JPMORGAN U.S. GOVERNMENT & QUALITY BOND FUND
     Jackson  National  Asset  Management,   LLC  (and  J.P.  Morgan  Investment
     Management Inc.)


          Seeks a high level of current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in: (i) U.S. treasury obligations; (ii) obligations issued or guaranteed by agencies or instrumentalities of the U.S. government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. government; and (iii) mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. government. Such securities entitle the holder to receive all interest and principal payments due whether or not payments are actually made on the underlying mortgages; (iv) mortgage-backed securities guaranteed by agencies or instrumentalities of the U.S. government which are supported by their own credit but not the full faith and credit of the U.S. government; (v) collateralized mortgage obligations issued by private issuers for which the underlying mortgage-backed securities serving as collateral are backed by (i) the credit alone of the U.S. government agency or instrumentality which issues or guarantees the mortgage-backed securities, or (ii) the full faith and credit of the U.S. government; (vi) repurchase agreements collateralized by any of the foregoing; and (vii) other investments (such as derivatives contracts) related to those listed above.

--------------------------------------------------------------------------------

JNL/LAZARD EMERGING MARKETS FUND
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

          Seeks long-term capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of companies whose principal business activities are located in emerging market countries and that the sub-adviser believes are undervalued based on their earnings, cash flow or asset values.

--------------------------------------------------------------------------------
JNL/LAZARD MID CAP EQUITY FUND
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

          Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

--------------------------------------------------------------------------------
JNL/LAZARD SMALL CAP EQUITY FUND
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

          Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented by the Russell 2000(R) Index that the sub-adviser believes are undervalued.

--------------------------------------------------------------------------------

JNL/M&G GLOBAL BASICS FUND
     Jackson National Asset Management, LLC (and M&G Investment Management Limited)

          Seeks to maximize long-term capital growth by investing in companies operating in basic industries ("primary" and "secondary" industries), and also in companies that service these industries. The Fund may also invest in other global equities.


--------------------------------------------------------------------------------

JNL/M&G GLOBAL LEADERS FUND
     Jackson National Asset Management, LLC (and M&G Investment Management Limited)

          Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide. The Fund aims to achieve consistent returns in the global equity funds sector.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT S&P 500 INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)


          Seeks to match the performance of the S&P 500(R) Index. The Fund is constructed to mirror the S&P 500 Index to provide long-term capital growth.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT S&P 400 MIDCAP INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)


          Seeks to match the performance of the S&P 400(R) Index. The Fund is constructed to mirror the index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT SMALL CAP INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)


          Seeks to match the performance of the Russell 2000(R) Index. The capitalization range for the Russell 2000 Index is currently approximately $25 million at the bottom of the range and $4.8 billion at the top of the range. The Fund is constructed to mirror the index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)


          Seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Free Index. The Fund is constructed to mirror the index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT BOND INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)


          Seeks to match the performance of the Lehman Brothers Aggregate Bond Index. The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT ENHANCED S&P 500 STOCK INDEX FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to exceed the performance of the S&P 500 Index by tilting towards stocks having higher expected return while maintaining overall index characteristics.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT INDEX 5 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to achieve its objective by initially allocating in the following Funds:

          >>   20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
          >>   20% in the  JNL/Mellon  Capital  Management  S&P 400 MidCap Index
               Fund;
          >>   20% in the JNL/Mellon Capital Management Small Cap Index Fund;
          >>   20% in the  JNL/Mellon  Capital  Management  International  Index
               Fund; and
          >>   20% in the JNL/Mellon Capital Management Bond Index Fund.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT 10 X 10 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to achieve its objective by initially allocating in the following Funds:

          >> 50% in the Class A shares of the JNL/Mellon Capital Management JNL 5 Fund;
          >> 10% in the Class A shares of the JNL/Mellon Capital Management S&P 500 Index Fund;
          >> 10% in the Class A shares of the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
          >> 10% in the Class A shares of the JNL/Mellon Capital Management Small Cap Index Fund;
          >> 10% in the Class A shares of the JNL/Mellon Capital Management International Index Fund; and
          >> 10% in the Class A shares of the JNL/Mellon Capital Management Bond Index Fund.

--------------------------------------------------------------------------------

JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Europe Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Pacific Index.

--------------------------------------------------------------------------------

JNL/OPPENHEIMER GLOBAL GROWTH FUND
     Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

          Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

--------------------------------------------------------------------------------
JNL/PAM ASIA EX-JAPAN FUND
     Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

          Seeks long-term total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purpose) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

--------------------------------------------------------------------------------
JNL/PAM CHINA-INDIA FUND
     Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

          Seeks long-term total return by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purpose) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India.

--------------------------------------------------------------------------------
JNL/PIMCO REAL RETURN FUND
     Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

          Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.

--------------------------------------------------------------------------------
JNL/PIMCO TOTAL RETURN BOND FUND
     Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)


          Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents.


--------------------------------------------------------------------------------
JNL/PPM AMERICA CORE EQUITY FUND
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks long-term capital growth by investing primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund many, but is not required to, sell the securities.

--------------------------------------------------------------------------------
JNL/PPM AMERICA HIGH YIELD BOND FUND
     Jackson National Asset Management, LLC (and PPM America, Inc.)

          Seeks to maximize current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in high-yield, high-risk debt securities ("junk bonds") and related investments and may invest in derivative instruments that have economic characteristics similar to the fixed income instruments, and in derivative instruments such as options, futures contracts or swap agreements, including credit default swaps, and may also invest in securities of foreign insurers.

--------------------------------------------------------------------------------
JNL/PPM AMERICA MID CAP VALUE FUND
     Jackson National Asset Management, LLC (and PPM America, Inc.)

          Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies, constituting the Russell Midcap Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

--------------------------------------------------------------------------------
JNL/PPM AMERICA SMALL CAP VALUE FUND
     Jackson National Asset Management, LLC (and PPM America, Inc.)

          Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the S&P Small Cap 600 Index at the time of the initial purchase. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

--------------------------------------------------------------------------------
JNL/PPM AMERICA VALUE EQUITY FUND
     Jackson National Asset Management, LLC (and PPM America, Inc.)

          Seeks long-term capital growth by investing primarily in a diversified portfolio of equity securities of domestic companies with market capitalizations within the range of companies constituting the S&P 500 Index. The capitalization range of the S&P 500 Index is currently between $1.336 billion and $510.201 billion. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in equity securities.

--------------------------------------------------------------------------------

JNL/RED ROCKS LISTED PRIVATE EQUITY FUND
     Jackson National Asset Management, LLC (and Red Rocks Capital LLC)

          Seeks maximum total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies ("Listed Private Equity Companies"), and
          (ii) derivatives that otherwise have the economic characteristics of Listed Private Equity Companies.


--------------------------------------------------------------------------------
JNL/SELECT BALANCED FUND
     Jackson National Asset Management,  LLC (and Wellington Management Company,
     LLP)


          Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities. The Fund may invest in any type or class of security.


--------------------------------------------------------------------------------
JNL/SELECT MONEY MARKET FUND
     Jackson National Asset Management,  LLC (and Wellington Management Company,
     LLP)

          Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

--------------------------------------------------------------------------------
JNL/SELECT VALUE FUND
     Jackson National Asset Management,  LLC (and Wellington Management Company,
     LLP)


          Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies, focusing on companies with large market capitalizations. Using a value approach, the Fund seeks to invest in stocks that are underpriced relative to other stocks.


--------------------------------------------------------------------------------
JNL/T. ROWE PRICE ESTABLISHED GROWTH FUND
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

          Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.

--------------------------------------------------------------------------------
JNL/T. ROWE PRICE MID-CAP GROWTH FUND
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

          Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies which the sub-adviser expects to grow at a faster rate than the average company.

--------------------------------------------------------------------------------
JNL/T. ROWE PRICE VALUE FUND
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

          Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective. In taking a value approach to investment selection, at least 65% of its total assets will be invested in common stocks the sub-adviser regards as undervalued.

--------------------------------------------------------------------------------
JNL/S&P MANAGED CONSERVATIVE FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

          Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P MANAGED MODERATE FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

          Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P MANAGED MODERATE GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

          Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P MANAGED GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

          Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P MANAGED AGGRESSIVE GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity securities.

          Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among those particular Underlying Funds that invest primarily in equity securities.

--------------------------------------------------------------------------------
JNL/S&P RETIREMENT INCOME FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks high current income and as a secondary objective, capital appreciation by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors already in or near retirement.

          Under normal circumstances, the Fund allocates approximately 20% to 45% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P RETIREMENT 2015 FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2015, assuming a retirement age of 65.

          Under normal circumstances, the Fund allocates approximately 30% to 80% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P RETIREMENT 2020 FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2020, assuming a retirement age of 65.

          Under normal circumstances, the JNL/S&P Retirement 2020 Fund allocates approximately 30-% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities. Within these three asset classes, the JNL/S&P Retirement 2020 Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P RETIREMENT 2025 FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

          Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2025, assuming a retirement age of 65.

          Under normal circumstances, the JNL/S&P Retirement 2025 Fund allocates approximately 30% to 95% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities. Within these three asset classes, the JNL/S&P Retirement 2025 Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

--------------------------------------------------------------------------------
JNL/S&P DISCIPLINED MODERATE FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

          Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC. The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities.


          Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.


--------------------------------------------------------------------------------
JNL/S&P DISCIPLINED MODERATE GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

          Seeks capital growth and current income by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC. The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities.

          Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities.

--------------------------------------------------------------------------------
JNL/S&P DISCIPLINED GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

          Seeks capital growth by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC. The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.

          Under normal circumstances, the Fund allocates approximately 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.

--------------------------------------------------------------------------------
JNL/S&P COMPETITIVE ADVANTAGE FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), profitable and predominantly higher-quality. In selecting the companies, SPIAS looks to 30 companies, ranked by return on invested capital and lowest market-to-book multiples.

--------------------------------------------------------------------------------
JNL/S&P DIVIDEND INCOME & GROWTH FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

          Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies, that have the highest indicated annual dividend yields ("Dividend Yield") within their sector. The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

--------------------------------------------------------------------------------
JNL/S&P INTRINSIC VALUE FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), companies with positive free cash flows and low external financing needs.

--------------------------------------------------------------------------------
JNL/S&P TOTAL YIELD FUND
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders). Standard & Poor's Investment Advisory Services LLC ("SPIAS") seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.

--------------------------------------------------------------------------------
JNL/S&P 4 FUND
     Jackson National Asset Management, LLC

          Seeks capital appreciation by investing in a combination of mutual funds ("Underlying Funds") on a fixed percentage basis. The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P
          500. The Fund seeks to achieve its objective by making initial allocations of its assets and cash flows to the following four Underlying Funds (Class A) on each Stock Selection Date:

          >>   25% in JNL/S&P Competitive Advantage Fund; and
          >>   25% in JNL/S&P Dividend Income & Growth Fund; and
          >>   25% in JNL/S&P Intrinsic Value Fund; and
          >>   25% in JNL/S&P Total Yield Fund.

--------------------------------------------------------------------------------

ABOUT THE JNL/S&P RETIREMENT FUNDS. The JNL/S&P Retirement Funds have retirement target dates. The investment strategies of these funds are designed to limit your risk of investment losses as of the date you expect to make withdrawals from your Contract. There is at least some degree of overlap between this fundamental goal and the protections provided under the Contract's basic death benefit and under certain optional features, specifically: (i) any GMIB and (ii) any GMWB.

Each of these three benefits provides a specific guarantee of minimum value regardless of investment performance on certain relevant dates: (i) the Owner's date of death in the case of death benefits and (ii) an Owner's specific age under a GMIB and a GMWB. To the extent the JNL/S&P Retirement Funds achieve their specific goals, the need for and the additional value of the protections received under these three benefits may be somewhat diminished.

The potential for overlap is greatest for a GMIB and GMWB because those benefits will come into effect at approximately the same date as the JNL/S&P Retirement Funds' applicable target retirement date. The potential for overlap generally is less for death benefits because those benefits do not come into effect on a fixed or predetermined date and the likelihood the Owner's date of death will be the same as the date that is the target date for the JNL/S&P Retirement Funds is relatively small.

You, therefore, are encouraged to consider whether you want to participate in an optional benefit when you plan to invest in a JNL/S&P Retirement Fund. Among the considerations are the charges for the optional benefits and the value to you of having overlapping goals and protections. In addition, there may be personal considerations affecting your decision that a knowledgeable adviser can assist you in weighing.

--------------------------------------------------------------------------------
                              JNL VARIABLE FUND LLC
--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 25 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation. The common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index(R).

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT VALUE LINE(R) 30 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line(R) gives a #1 ranking for TimelinessTM. The 30 stocks are selected each year based on certain positive financial attributes.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on each "Stock Selection Date."

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT S&P(R) 24 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through capital appreciation by investing in the common stocks of companies that have the potential for capital appreciation by investing in common stocks of 24 companies selected from a subset of stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index(R)").

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT 25 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange ("NYSE").

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT SELECT SMALL-CAP FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of common stocks of 100 small capitalization ("small cap") companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq"), on each Stock Selection Date.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

          >>   20% in the DowSM 10 Strategy, a dividend yielding strategy;
          >>   20% in the  S&P(R)  10  Strategy,  a  blended  valuation-momentum strategy;
          >>   20% in the Global 15 Strategy, a dividend yielding strategy;
          >>   20% in the 25 Strategy, a dividend yielding strategy; and
          >>   20% in the  Select  Small-Cap  Strategy,  a small  capitalization strategy.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT VIP FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return by investing in the common stocks of companies that
          are   identified  by  a  model  based  on  six  separate   specialized
          strategies:

          >>   The DowSM Core 5 Strategy;
          >>   The European 20 Strategy;
          >>   The Nasdaq(R) 25 Strategy;
          >>   The S&P 24 Strategy;
          >>   The Select Small-Cap Strategy; and
          >>   The Value Line(R) 30 Strategy.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return by investing in the common stocks of companies that
          are  identified  by  a  model  based  on  five  separate   specialized
          strategies:

          >>   25% in the Nasdaq(R) 25 Strategy;
          >>   25% in the Value Line(R) 30 Strategy;
          >>   24% in the European 20 Strategy;
          >>   14% in the Global 15 Strategy; and
          >>   12% in the 25 Strategy.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT S&P(R) SMID 60 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index. The 60 companies are selected on each Stock Selection Date. The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment. The Fund focuses on small and mid-capitalization companies because the Adviser believes they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks capital appreciation by investing in foreign companies. The 25 companies are selected on each Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for a dividend investment. The Sub-Adviser may also trade for mergers or acquisitions if the original stock is not the surviving company.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Telecommunications Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Consumer Services Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Financial Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT HEALTHCARE SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Healthcare Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Oil & Gas Index.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

          Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Technology Index.

--------------------------------------------------------------------------------

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Fund may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity Contracts issued by Jackson of NY. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.


You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Funds and Investment Divisions may be available in the future. The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus. However, these prospectuses may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 378004, Denver, Colorado 80237-9701 or by visiting www.jackson.com.


VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

SUBSTITUTION. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

                                CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. On an annual basis, this charge equals 1.20% of the average daily net asset value of your allocations to the Investment Divisions. For Contracts issued BEFORE MAY 3, 2004, the annual charge is 1.10% of the average daily net asset value of your allocations to the Investment Divisions. For Contracts issued BEFORE SEPTEMBER 22, 2003, the annual charge is 1.25% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

     o to make income payments for the life of the Annuitant during the income phase;

     o    to waive the withdrawal charge in the event of the Owner's death; and

     o    to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is taken from the Investment Divisions and the Fixed Account options based on the proportion their respective value bears to the Contract Value. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account. If the initial premium equals $1 million or more, we will waive the administration charge. However, we reserve the right to reverse this waiver and reinstate the administration charge if withdrawals are made in the first Contract Year that result in the Contract Value falling substantially below $1 million, as determined by us.

TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require.

WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

     o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least seven (three for the Three-Year Withdrawal Charge Period option or five for the Five-Year Withdrawal Charge Period option) years without being withdrawn), PLUS

     o EARNINGS (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your remaining premium in these Options)

     o    ADDITIONAL FREE WITHDRAWALS

          * during each Contract Year (the first withdrawal during a Contract Year for Contracts purchased BEFORE SEPTEMBER 22, 2003), 10% OF PREMIUMS that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn, MINUS earnings (required minimum distribution will reduce the 10% free withdrawal amount), OR

          * if you have elected the 20% Additional Free Withdrawal endorsement, during each Contract Year, 20% OF PREMIUMS that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings.

WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

     o    partial withdrawals in excess of the free withdrawal amounts, or

     o withdrawals under a tax-qualified Contract that exceeds its required minimum distributions, or

     o withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

     o    total withdrawals.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Three-Year Withdrawal Charge Period option or the Five-Year Withdrawal Charge Period option and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

                                            WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
         COMPLETED YEARS
         SINCE RECEIPT OF        0        1        2        3        4        5        6       7+
         PREMIUM


         BASE SCHEDULE          7%       6%       5%       4%       3%       2%       1%        0

         WITHDRAWAL CHARGE
         IF FIVE-YEAR          6.5%      5%       3%       2%       1%        0        0        0
         PERIOD APPLIES

         WITHDRAWAL CHARGE
         IF THREE-YEAR          6%      4.5%      2%        0        0        0        0        0
         PERIOD APPLIES*

* PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any payments paid out as:

     o income payments (but the withdrawal charge is deducted on the Income Date if that date is within 13 months of the Issue Date);

     o    death benefits;

     o withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge); or

     o withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are:
the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson of NY or any of our affiliates.

CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

    CONTRACT ENHANCEMENT                2%                3%               4%
    CHARGE (ON AN ANNUAL BASIS)         0.395%            0.42%            0.56%

For Contracts with Issue Dates BETWEEN SEPTEMBER 22, 2003 AND OCTOBER 3, 2004, the 4% Contract Enhancement was not available. For Contracts with Issue Dates ON AND AFTER SEPTEMBER 22, 2003 and a Contract Enhancement, the three-, five-, or seven-year Fixed Account option is unavailable.

Due to this charge, it is possible that upon a complete withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

         CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE
         CORRESPONDING FIRST YEAR PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL
         CONTRACT ENHANCEMENT IS SELECTED)

        Completed Years Since Receipt of        0        1        2          3         4        5        6      7+
          Premium Payment

        Recapture Charge (2% Credit)            2%      2%      1.25%      1.25%      0.5%      0        0      0

        Recapture Charge (3% Credit)            3%      3%        2%        2%         2%       1%      1%      0

        Recapture Charge (4% Credit)            3%      3%        2%        2%         2%       1%      1%      0

For Contracts with Issue Dates BEFORE SEPTEMBER 23, 2003, the recapture charges for the 4% Contract Enhancement over the same completed years since receipt of a premium payment were: 4%, 4%, 2.5%, 2.5%; 2.5%; 1.25%; and 1.25%.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do NOT assess the recapture charge on any amounts paid out as:

     o    death benefits;

     o    income payments paid during the income phase;

     o    withdrawals taken under your Contract's free withdrawal provisions;

     o withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

     o withdrawals of up to $250,000 from the Separate Account or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

OPTIONAL DEATH BENEFIT - HIGHEST ANNIVERSARY VALUE DEATH BENEFIT CHARGE. There is no additional charge for the Contract's basic death benefit. However, if you select the HIGHEST ANNIVERSARY VALUE DEATH BENEFIT, you will pay 0.25%, subject to a maximum of 0.40% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.


OPTIONAL DEATH BENEFIT - LIFEGUARD FREEDOM DB CHARGE. There is no additional charge for the Contract's basic death benefit. However, if you select the LIFEGUARD FREEDOM DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom GMWB, you will pay two separate charges for the combined benefit. For LifeGuard Freedom DB, you will pay 0.05% of the GMWB Death Benefit each Contract Month (0.60% ANNUALLY). THE CHARGE FOR LIFEGUARD FREEDOM DB, WHICH IS BASED ON A PERCENTAGE OF THE GMWB DEATH BENEFIT, IS SEPARATE FROM AND IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB, WHICH IS BASED ON A PERCENTAGE OF THE GUARANTEED WITHDRAWAL BALANCE (GWB) AND PAID EACH CONTRACT MONTH AT THE RATE OF 0.96% ANNUALLY. For more information about the GMWB Death Benefit, please see "LifeGuard Freedom DB" under "Optional Death Benefits", beginning on page 211. For more information about the charges for LifeGuard Freedom GMWB, please see page 51, and for benefit information, including the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 156.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division. The monthly charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit. Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge. We stop deducting this charge on the date you annuitize.



FUTUREGUARD GUARANTEED MINIMUM INCOME BENEFIT CHARGE.

PLEASE NOTE: EFFECTIVE OCTOBER 6, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The charge for FutureGuard depends on the endorsement's availability and the frequency of deduction, as explained below.

     For  Contracts  with this GMIB  purchased  ON AND AFTER  JANUARY  17,  2006
     (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

     For Contracts with this GMIB purchased FROM MAY 3, 2004 THROUGH JANUARY 16, 2006 (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

     For Contracts with this GMIB purchased FROM SEPTEMBER 22, 2003 THROUGH MAY 2, 2004, (subject to availability), you pay 0.1125% of the GMIB Benefit Base each calendar quarter (0.45% annually).

     For Contracts with this GMIB purchased BEFORE SEPTEMBER 22, 2003 (subject to availability), you pay 0.075% of the GMIB Benefit Base each calendar quarter (0.30% annually).


We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. The quarterly charge is waived with respect to the Fixed Account to the extent its deduction would result in a net interest rate of less than the Fixed Account minimum interest rate. The monthly charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GMIB Benefit Base, please see "FutureGuard Guaranteed Minimum Income Benefit" beginning on page 203. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection, as applicable. Similarly, the charge is prorated upon termination of the endorsement. PLEASE NOTE: THE CHARGE FOR THIS GMIB WILL BE DEDUCTED EVEN IF YOU NEVER USE THE BENEFIT. ALSO, THIS GMIB ONLY APPLIES TO CERTAIN OPTIONAL INCOME PAYMENTS.

FUTUREGUARD 6 GUARANTEED MINIMUM INCOME BENEFIT CHARGE. The charge is 0.075% of the GMIB Benefit Base each Contract Month (0.90% annually). We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division. The monthly charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GMIB Benefit Base, please see "FutureGuard 6 Guaranteed Minimum Income Benefit" beginning on page 203. PLEASE
NOTE: THE CHARGE FOR THIS GMIB WILL BE DEDUCTED EVEN IF YOU NEVER USE THE BENEFIT. ALSO, THIS GMIB ONLY APPLIES TO CERTAIN OPTIONAL INCOME PAYMENTS.

7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("SAFEGUARD 7 PLUS") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on when the endorsement is added to the Contract. For more information about the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 66. The charge also depends on the endorsement's availability, the basis for deduction, and the frequency of deduction, as explained below.


PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

     For Contracts to which this GMWB is added ON AND AFTER JANUARY 17, 2006 (subject to availability), the charge is:

                       Maximum Annual Charge        Current Annual Charge
                     --------------------------- ----------------------------
                     --------------------------- ----------------------------
                              Monthly                      Monthly
                               0.75%                      0.42% / 12


     You pay the applicable annual percentage of the GWB each Contract Month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 71.)


     For Contracts to which this GMWB was added BEFORE JANUARY 17, 2006, the charge is:

                         Maximum Annual Charge       Current Annual Charge
                      --------------------------- ----------------------------
                      --------------------------- ----------------------------
                                0.70%                        0.40%

     You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

     For Contracts to which this GMWB was added BEFORE OCTOBER 4, 2004, the charge is:

                       Maximum Annual Charge        Current Annual Charge
                     --------------------------- ----------------------------
                     --------------------------- ----------------------------
                               0.70%                        0.35%
                                                     0.55% upon step-up

     You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases to 0.55% upon the first step-up.

We reserve the right to prospectively change the charge on new Contracts, or if you select the benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this GMWB is added ON AND AFTER JANUARY 17, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. We stop deducting the charge on the earlier date that you annuitize the Contract or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 66. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH 5-YEAR STEP-UP CHARGE ("SAFEGUARD MAX"). If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, you pay the charge, currently 0.0375% of the GWB each Contract Month (0.45% annually). We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page 72.


We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a Step-Up - subject to a maximum charge of 0.81% annually.


The actual deduction of the charge will be reflected in your quarterly statement. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Guaranteed Minimum Withdrawal Benefit With 5-year Step-Up" beginning on page 72. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 5") CHARGE. If you select the 5% GMWB with annual step-up, you will pay 0.055% of the GWB each Contract Month (0.66% annually). The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 78.

We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the percentage of the GWB. We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 83.)

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.0375% of the GWB each Contract Month (0.45% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually). We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.47% annually. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 78. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 6") CHARGE. If you select the 6% GMWB With Annual Step-Up you will pay 0.0725% of the GWB each Contract Month (0.87% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 84. We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 88.)

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.05% of the GWB each Contract Month (0.60% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each Contract Month (0.30% annually). We reserve the right to prospectively change the charge on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.62% annually. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 84. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITHOUT STEP-UP ("MARKETGUARD 5") CHARGE. If you select the 5% GMWB Without Step-Up, you will pay 0.0175% of the GWB each Contract Month (0.21% annually). The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 89.


PLEASE NOTE: EFFECTIVE OCTOBER 6, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.


We deduct the charge from your Contract Value pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 93.)


The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.0125% of the GWB each Contract Month. After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.01% of the GWB each Contract Month.


We reserve the right to prospectively change the charge on new Contracts, or before you select this benefit if after your Contract is issued, subject to a maximum charge of 0.51% annually. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 89. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD PROTECTOR") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 94. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)


PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

                    Annual Charge            Maximum            Current
                ---------------------- -------------------- -----------------
                ---------------------- -------------------- -----------------
                Ages    45 - 49             0.87%/12            0.42%/12
                        50 - 54             0.87%/12            0.42%/12
                        55 - 59             1.20%/12            0.66%/12
                        60 - 64             1.32%/12            0.75%/12
                        65 - 69             1.47%/12            0.90%/12
                        70 - 74             0.87%/12            0.51%/12
                        75 - 80             0.60%/12            0.36%/12
                ---------------------- -------------------- -----------------
                ---------------------- --------------------------------------
                Charge Basis                            GWB
                ---------------------- --------------------------------------
                ---------------------- --------------------------------------
                Charge Frequency                      Monthly


You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 101.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 94. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 94. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP CHARGE ("LIFEGUARD ADVANTAGE"). The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 111. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)


PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

                 Annual Charge              Maximum               Current
             ----------------------- ---------------------- --------------------
             ----------------------- ---------------------- --------------------
             Ages    45 - 49               1.02%/12               0.57%/12
                     50 - 54               1.17%/12               0.72%/12
                     55 - 59               1.50%/12               0.96%/12
                     60 - 64               1.50%/12               0.96%/12
                     65 - 69               1.50%/12               0.96%/12
                     70 - 74               0.90%/12               0.57%/12
                     75 - 80               0.66%/12               0.42%/12
             ----------------------- ---------------------- --------------------
             ----------------------- -------------------------------------------
             Charge Basis                                GWB
             ----------------------- -------------------------------------------
             ----------------------- -------------------------------------------
             Charge Frequency                          Monthly

You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 110.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 111. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 111. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND FIVE-YEAR STEP-UP ("LIFEGUARD PROTECTOR PLUS") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 111. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)


PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

                Annual Charge             Maximum                Current
            ---------------------- ----------------------- --------------------
            ---------------------- ----------------------- --------------------
            Ages    45 - 49               0.87%/12              0.42%/12
                    50 - 54               1.02%/12              0.57%/12
                    55 - 59               1.47%/12              0.87%/12
                    60 - 64               1.47%/12              0.87%/12
                    65 - 69               1.20%/12              0.66%/12
                    70 - 74               0.75%/12              0.36%/12
                    75 - 80               0.57%/12              0.30%/12
            ---------------------- ----------------------- --------------------
            ---------------------- --------------------------------------------
            Charge Basis                               GWB
            ---------------------- --------------------------------------------
            ---------------------- --------------------------------------------
            Charge Frequency                         Monthly


You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 118.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 111. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 111. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD PROTECTOR WITH JOINT OPTION") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the youngest Covered Life's age when the endorsement is added to the Contract. For more information about the GWB and for information on who is a Covered Life under this form of GMWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 119. The charge varies by age group (see table below), and both Covered Lives must be within the eligible age range.


PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

                   Annual Charge             Maximum                Current
               ---------------------- ----------------------- ------------------
               ---------------------- ----------------------- ------------------
               Ages    45 - 49               1.02%/12              0.57%/12
                       50 - 54               1.02%/12              0.57%/12
                       55 - 59               1.35%/12              0.81%/12
                       60 - 64               1.47%/12              0.90%/12
                       65 - 69               1.62%/12              1.05%/12
                       70 - 74               1.02%/12              0.66%/12
                       75 - 80               0.75%/12              0.51%/12
               ---------------------- ----------------------- ------------------
               ---------------------- ------------------------------------------
               Charge Basis                               GWB
               ---------------------- ------------------------------------------
               ---------------------- ------------------------------------------
               Charge Frequency                         Monthly


You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 127.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 119. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 119. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND FIVE-YEAR STEP-UP ("LIFEGUARD PROTECTOR PLUS WITH JOINT OPTION") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the youngest Covered Life's age when the endorsement is added to the Contract. For more information about the GWB and for information on who is a Covered Life under this form of GMWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Annual Step-Up" beginning on page
128. The charge varies by age group (see table below) and both Covered Lives must be within the eligible age range.


PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

               Annual Charge             Maximum                Current
           ---------------------- ----------------------- --------------------
           ---------------------- ----------------------- --------------------
           Ages    45 - 49               1.11%/12              0.66%/12
                   50 - 54               1.26%/12              0.81%/12
                   55 - 59               1.71%/12              1.11%/12
                   60 - 64               1.71%/12              1.11%/12
                   65 - 69               1.47%/12              0.90%/12
                   70 - 74               1.02%/12              0.60%/12
                   75 - 80               0.81%/12              0.57%/12
           ---------------------- ----------------------- --------------------
           ---------------------- --------------------------------------------
           Charge Basis                               GWB
           ---------------------- --------------------------------------------
           ---------------------- --------------------------------------------
           Charge Frequency                         Monthly


You pay the applicable annual percentage of the GWB each month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 136.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 128. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 128. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD ASCENT") CHARGE. If you select the For Life Guaranteed Minimum Withdrawal
Benefit, you will pay 0.08% of the GWB each Contract Month (0.96% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 137.


PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.


We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 146.)


We reserve the right to prospectively change the charge on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.50% annually.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 137. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 137. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD ASCENT WITH JOINT OPTION") CHARGE. If you select the Joint For Life Guaranteed Minimum Withdrawal Benefit, you will pay 0.0975% of the GWB each Contract Month (1.17% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 147.


PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.


We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 155.)


We reserve the right to prospectively change the charge on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.71% annually.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 147. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 147. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB") CHARGE. If you select the For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up, you will pay 0.08% of the GWB each Contract Month (0.96% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up" beginning on page 155. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 169.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the maximum charge of 1.50% annually. We may also change the charge when there is a Step-Up on or after the eleventh Contract Anniversary, again subject to the maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic Step-Up provision and the GMWB charge will not increase but remain at its then current level.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 155. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 155. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

NOTE: THE ABOVE SECTION DESCRIBES THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB ONLY. IF YOU PURCHASE THE LIFEGUARD FREEDOM DB, ADDITIONAL CHARGES APPLY FOR THAT BENEFIT. PLEASE SEE "OPTIONAL DEATH BENEFIT - LIFEGUARD FREEDOM DB CHARGE" ON PAGE 39 FOR DETAILS.

JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB WITH JOINT OPTION") CHARGE. If you select the Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up, you will pay 0.105% of the GWB each Contract Month (1.26% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up" beginning on page 170. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge. (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 184.)


We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the maximum charge of 1.86% annually. We may also change the charge when there is a Step-Up on or after the eleventh Contract Anniversary, again subject to the maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic Step-Up provision and the GMWB charge will not increase but remain at its then current level.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 170. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 170. Also see
"Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("LIFEGUARD 5") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 185. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)


PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The bonus is available only for Contracts to which this GMWB was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006.

     For Contracts to which this GMWB was added BEFORE MAY 1, 2006 (subject to availability), the charge for each age group is:

                            Annual Charge        Maximum       Current
                         -------------------- -------------- -------------
                         -------------------- -------------- -------------
                         Ages    60 - 64       1.32% / 12     0.90% / 12
                                 65 - 69       0.87% / 12     0.60% / 12
                                 70 - 74       0.60% / 12     0.51% / 12
                                 75 - 80       0.51% / 12     0.42% / 12
                         -------------------- -------------- -------------
                         -------------------- ----------------------------
                         Charge Basis                     GWB
                         -------------------- ----------------------------
                         -------------------- ----------------------------
                         Charge Frequency               Monthly


     You pay the applicable annual percentage of the GWB each Contract Month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 192.)


     For Contracts to which this GMWB was added BEFORE JANUARY 17, 2006, the charge for each age group is:

                            Annual Charge       Maximum        Current
                         -------------------- ------------- --------------
                         -------------------- ------------- --------------
                         Ages    60 - 64         1.30%          0.90%
                                 65 - 69         0.85%          0.60%
                                 70 - 74         0.60%          0.50%
                                 75 - 80         0.50%          0.40%
                         -------------------- ------------- --------------
                         -------------------- ----------------------------
                         Charge Basis            Investment Divisions
                         -------------------- ----------------------------
                         -------------------- ----------------------------
                         Charge Frequency                Daily

     You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement, even if the For Life Guarantee would become invalid, through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 185. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 185. Also see
"Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("LIFEGUARD 4") CHARGE. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. For more information about the GWB, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 193. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)


PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The bonus is available only for Contracts to which this GMWB was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006.

     For Contracts to which this GMWB was added BEFORE MAY 1, 2006 (subject to availability), the charge for each age group is:

                            Annual Charge          Maximum            Current
                         --------------------- ----------------- ---------------
                         --------------------- ----------------- ---------------
                         Ages    50 - 54          0.87% / 12        0.66% / 12
                                 55 - 59          0.66% / 12        0.51% / 12
                                 60 - 64          0.51% / 12        0.36% / 12
                                 65 - 69          0.36% / 12        0.27% / 12
                                 70 - 74          0.30% / 12        0.21% / 12
                                 75 - 80          0.21% / 12        0.15% / 12
                         --------------------- ----------------- ---------------
                         --------------------- ---------------------------------
                         Charge Basis                          GWB
                         --------------------- ---------------------------------
                         --------------------- ---------------------------------
                         Charge Frequency                    Monthly


     You pay the applicable annual percentage of the GWB each Contract Month. But the charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of each Contract month (monthly anniversary) after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted). (For information about conversion privileges under this GMWB, please see "Conversion" beginning on page 200.)


     For Contracts to which this GMWB was added BEFORE JANUARY 17, 2006, the charge for each age group is:

                            Annual Charge          Maximum            Current
                         --------------------- ----------------- ---------------
                         --------------------- ----------------- ---------------
                         Ages    50 - 54            0.85%              0.65%
                                 55 - 59            0.65%              0.50%
                                 60 - 64            0.50%              0.35%
                                 65 - 69            0.35%              0.25%
                                 70 - 74            0.30%              0.20%
                                 75 - 80            0.20%              0.15%
                         --------------------- ----------------- ---------------
                         --------------------- ---------------------------------
                         Charge Basis                 Investment Divisions
                         --------------------- ---------------------------------
                         --------------------- ---------------------------------
                         Charge Frequency                     Daily

     You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement was added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.


The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement even if the For Life Guarantee would become invalid through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 193. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 193. Also see
"Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.


THREE-YEAR WITHDRAWAL CHARGE PERIOD. If you select the optional three-year withdrawal charge period feature, you will pay 0.45% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

FIVE-YEAR WITHDRAWAL CHARGE PERIOD. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw 20% of premium (still subject to a withdrawal charge minus earnings) during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.


OTHER EXPENSES. We pay the operating expenses of the Separate Account including those not covered by the mortality and expense and administrative charges. There are deductions from and expenses paid out of the assets of the Fund. These expenses are described in the attached prospectus for the JNL Series Trust and the JNL Variable Fund LLC. For more information, please see the "Fund Operating Expenses" table beginning on page 15.


PREMIUM TAXES. Your state charges premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Currently, the deduction would be 2% of a premium payment, but we are not required to pay premium taxes.

INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

                            DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC ("JNLD"), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company ("JacksonSM"), Jackson of NY's parent.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid up front, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support. They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management and the volume and size of the sales of our insurance products. They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct. While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management and sales volume. Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%). Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars. Examples of such payments include, but are not limited to, reimbursements for representative training or "due diligence" meetings (including travel and lodging expenses), client prospecting seminars, and business development and educational enhancement items. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.
Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products:

                 A G Edwards & Sons
                 Centaurus Financial Inc.
                 Commonwealth Financial Network
                 IFMG Securities
                 Inter Securities Inc.
                 Invest Financial Corporation
                 Investment Centers of America, Inc.
                 Lincoln Financial Advisors
                 Linsco/Private Ledger Corporation
                 Mutual Service Corporation
                 National Planning Corporation
                 Next Financial Group Inc.
                 Raymond James Financial
                 Securities America
                 SII Investments, Inc.
                 Thrivent Investment Management
                 UBS Financial Services Inc.
                 Wachovia Securities Inc.
                 WM Financial Services Inc.
                 Woodbury Financial Services Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. If you elect the optional Three Year Withdrawal Charge Period endorsement, if available, a lower commission may be paid to the registered representative who sells you your Contract than if you elect to purchase the product without that endorsement. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

     o    National Planning Corporation,

     o    SII Investments, Inc.,

     o    IFC Holdings, Inc. d/b/a Invest Financial Corporation,

     o    Investment Centers of America, Inc., and

     o    Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the "Other Contracts") issued by Jackson of NY and Jackson, its parent. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation. Unaffiliated broker-dealers are also compensated at the standard rates of compensation. The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

                                    PURCHASES

MINIMUM INITIAL PREMIUM:

     o    $5,000 under most circumstances

     o    $2,000 for a qualified plan Contract

MINIMUM ADDITIONAL PREMIUMS:

     o    $500 for a qualified or non-qualified plan

     o    $50 for an automatic payment plan

     o You can pay additional premiums at any time during the accumulation phase

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. There is a $100 minimum balance requirement for each Fixed Account and Investment Division. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal. We reserve the right to restrict availability or impose restrictions on the Fixed Account options.

MAXIMUM PREMIUMS:

     o The maximum aggregate premiums you may make without our prior approval is $1 million.


The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the death benefit, any GMIB or any GMWB.


ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Fixed Account and Investment Divisions. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Fixed Account or an Investment Division is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules described above.

Although more than 18 Investment Divisions and the Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancements, then at the end of any business day in the first Contract Year when we receive a premium payment, we will credit your Contract Value with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. Contract Enhancements are available to Owners 87 years old and younger. There is a charge, described above, that is assessed against the Investment Divisions and the Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement you elect. We will impose a Contract Enhancement recapture charge if you

     o make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected) or

     o    return your Contract during the Free Look period.

The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for extended care, withdrawal of earnings, withdrawals made in accordance with your Contract's free withdrawal provision or in accordance with an additional free withdrawal endorsement, amounts paid out as income payments or death benefits, or to satisfy required minimum distribution of the Internal Revenue Code. If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven (five for the 2% Contract Enhancement) years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven (five for the 2% Contract Enhancement) Contract Years. As a result, the aggregate charges assessed will be higher than those that would be charged if the Contract did not include the Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected the Contract
Enhancement.  Jackson  of  NY  will  recapture  all  or  part  of  any  Contract
Enhancements if you make withdrawals in the first seven (five for the 2% Contract Enhancement) years. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during Contract Years two through seven (five for the 2% Contract Enhancement), you would likely have a lower Contract Value than if you had not elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to make substantially all of their premium payments in the first Contract Year. Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).

According, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge. If you make premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance. Contract Values may also be higher if you pay additional premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement Charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

     o    death benefits computed on the basis of Contract Value;

     o withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal Endorsement, if elected);

     o withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;


     o withdrawals under our extended care benefit. For more information, please see "Waiver of Withdrawal and Recapture Charges for Extended Care" beginning on page 64.


For Contracts purchased ON OR AFTER SEPTEMBER 22, 2003, selection of a Contract Enhancement will prohibit allocation or transfer of any premium to the 3-, 5-, or 7-year Fixed Account options during the recapture periods.

If you purchased your Contract BETWEEN SEPTEMBER 22, 2003 AND OCTOBER 3, 2004, the 4% Contract Enhancement was not available. If you purchased your Contract BETWEEN MARCH 18, 2003 AND SEPTEMBER 21, 2003, the 3% and 4% Contract
Enhancements were not available and the 2% Contract Enhancement could not be elected with the five-year withdrawal charge period option. If you purchased your Contract BETWEEN JULY 14, 2003 AND SEPTEMBER 21, 2003, the 2% Contract Enhancement was not available.

The 3% and 4% Contract Enhancement may not be selected with the 20% Additional Free Withdrawal option.

CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account options are available. There is no charge for the Capital Protection Program. You should consult your Jackson of NY representative with respect to the current availability of 3, 5, 7 year Fixed Account options and the availability of the Capital Protection program.

For an example of capital protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson of NY receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all of your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guaranteed period.

ACCUMULATION UNITS. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

     o determining the total amount of assets held in the particular Investment Division;

     o subtracting any asset-based charges and taxes chargeable under the Contract; and

     o    dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in the computation.

The value of an Accumulation Unit may go up or down from day to day. The base Contract has a different Accumulation Unit Value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit Value.

When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between the Fixed Account and an Investment Division must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Interest Rate Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the applicable Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

RESTRICTIONS ON TRANSFERS: MARKET TIMING. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

     o    limiting the number of transfers over a period of time;

     o    requiring a minimum time period between each transfer;

     o limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

     o    limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our  policies  and  procedures  do not  apply  to the  money  market  Investment
Division, the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

                       TELEPHONE AND INTERNET TRANSACTIONS


THE BASICS. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephone transfer privileges, as described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jackson.com.


WHAT YOU CAN DO AND HOW. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

WHAT YOU CAN DO AND WHEN. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit Value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

HOW TO CANCEL A TRANSACTION. You may only cancel an earlier telephonic or electronic transfer requests made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

OUR PROCEDURES. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications, and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

     o    by making either a partial or complete withdrawal;

     o    by electing the Systematic Withdrawal Program;

     o    by electing a Guaranteed Minimum Withdrawal Benefit; or

     o    by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.


Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, MINUS any applicable premium tax, the annual contract maintenance charges, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment. For more information about withdrawal charges, please see "Withdrawal Charge" beginning on page 36.


Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature, of any address change. We do not assume responsibility for improper disbursement if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal. If you are not specific, your withdrawal will be taken from your allocations to the Fixed Account and Investment Divisions based on the proportion their respective values bear to the Contract Value. With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal. After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. FOR MORE INFORMATION, PLEASE SEE "TAXES" BEGINNING ON PAGE 213.


WAIVER OF WITHDRAWAL AND RECAPTURE CHARGES FOR EXTENDED CARE. We will waive the withdrawal charges and recapture charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Fixed Account and Investment Divisions that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your Contract.

OPTIONAL THREE-YEAR WITHDRAWAL CHARGE PERIOD. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal charge period, a three-year withdrawal charge period with withdrawal charges in contribution years one through three of 6%, 4.5% and 2%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.45% of average daily net asset value of your allocations to the Investment
Divisions. If you elect the optional Three-Year Withdrawal Charge Period endorsement, a lower commission will be paid to the registered representative who sells you your Contract than if you elect to purchase the product without that endorsement. You may NOT elect this option if you elect Five-Year Withdrawal Charge endorsement or the 20% Additional Free Withdrawal endorsement.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

OPTIONAL FIVE-YEAR WITHDRAWAL CHARGE PERIOD. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal charge period a five-year withdrawal charge period with withdrawal charges in contribution years one through five of 6.5%, 5%, 3%, 2% and 1%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.30% of the average daily net asset value of your allocations to the Investment Divisions. You may NOT elect this option if you elect the Three-Year Withdrawal Charge endorsement.

The charges for the Five-year or Three-year Withdrawal Charge Period options continue for as long as you hold the Contract. The potential benefits of these options normally will persist for no more than four-to-six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefits persist for a longer time than for a Contract where only the initial payment is made).

If you purchased your Contract BETWEEN MARCH 18, 2003, AND SEPTEMBER 21, 2003, the Five-Year Withdrawal Charge Period endorsement could not be elected with the 2% Contract Enhancement.

If you purchased your Contract PRIOR TO MAY 1, 2006, the Five-year Withdrawal Charge Period option could not be elected with the Three-year Withdrawal Charge Period option.

20% ADDITIONAL FREE WITHDRAWAL. You may elect an endorsement to your Contract that permits you to withdraw an additional 20% of premiums that are subject to a withdrawal charge, minus earnings during a Contract Year without a withdrawal charge. You will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. THIS ENDORSEMENT WILL REPLACE THE 10% FREE WITHDRAWAL ENDORSEMENT. The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals. The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available. IN FACT, ANY TIME YOU USE THE 20% ADDITIONAL FREE WITHDRAWAL ENDORSEMENT WHEN THE AMOUNT OF THE WITHDRAWAL EXCEEDS THE GAWA AND THE CONTRACT VALUE IS LESS THAN THE GWB, IT IS DISADVANTAGEOUS. You may NOT elect this option if you elect the 3% or 4% Contract Enhancement endorsements or if, PRIOR TO MAY 1, 2006, you elected the Three-year Withdrawal Charge Period option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CONSIDERATIONS. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their Beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up. However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Annual Step-Up is available only to spouses and differs from the For Life GMWB with Bonus and Annual Step-Up without the Joint Option (which is available to spouses and unrelated parties) and enjoys the following advantages:


     * If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up" subsection beginning on page 170.)


     * If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWB with Bonus and Annual Step-Up has a higher charge than the For Life GMWB with Bonus and Annual Step-Up without the Joint Option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the date on which the Owner attains age 90 under a Non-Qualified Contract, unless otherwise approved by the Company, or such earlier date as required by the applicable qualified plan, law or regulation.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your Jackson of NY representative whether a GMWB is even suitable for you. Consultation with your financial and tax advisor is also recommended.


These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date. Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize. To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation. After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date. Please also see "Extension of Latest Income Date" beginning on page 216 for further information regarding possible adverse tax consequences of extending the Latest Income Date.


In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("SAFEGUARD 7 PLUS"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW THE CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 7% GMWB may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 7% GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We may limit availability of this optional endorsement. Once selected, the 7% GMWB cannot be canceled. If you select the 7% GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 7% GMWB may also be selected after the Issue Date within the 30 days before any Contract Anniversary. If you select the 7% GMWB after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount. Upon selection, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 7%. However, withdrawals are not cumulative. If you do not take 7% in one Contract Year, you may not take more than 7% the next Contract Year. If you withdraw more than 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 7% of the net premium payment or 7% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S) AND EVEN RESET TO THE THEN CURRENT CONTRACT VALUE, LIKELY REDUCING THE GAWA, TOO. Withdrawals greater than GAWA impact the GAWA differently, depending on when you selected the 7% GMWB, because the calculation is different. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA, the GWB is equal to the greater of:

     o    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     o    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA, the GWB is equal to the lesser of:

     o the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

     o the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are LESS THAN or equal to the GAWA, the GAWA is the lesser of:

     o    the GAWA prior to the partial withdrawal; or

     o    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA, the GAWA is equal to the lesser of:

     o    the GAWA prior to the partial withdrawal; or

     o    the GWB after the partial withdrawal.

                                     - or -

     For Contracts to which this endorsement was added ON AND AFTER MAY 2, 2005, 7% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

     For Contracts to which this endorsement was added BEFORE MAY 2, 2005, 7% of the greater of:

          1.   the  Contract  Value  after  the  partial  withdrawal,  less  any
               applicable   recapture   charges   remaining  after  the  partial
               withdrawal; or

          2.   the GWB after the partial withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.

For certain tax-qualified Contracts to which the 7% GMWB is added ON AND AFTER JANUARY 17, 2006 (subject to availability), withdrawals greater than the
Guaranteed Annual Withdrawal Amount (GAWA) are allowed, under certain circumstances, to meet the Contract's required minimum distribution (RMDs) under the Internal Revenue Code (Code), and the endorsement's guarantees will not be compromised. Otherwise, the GWB and GAWA could be adversely recalculated, as described above.

REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 7% GMWB, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 7% GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.

STEP-UP. In the event Contract Value is greater than the GWB, the 7% GMWB allows the GWB to be reset to Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated,  equaling the greater of:

          *    7% of the new GWB; OR

          *    The GAWA before the Step-Up.
--- --- ----------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after the 7% GMWB is added to the Contract.

          o For Contracts to which the 7% GMWB was added BEFORE JANUARY 17, 2006, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

A Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

SPOUSAL CONTINUATION. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add the 7% GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. The 7% GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and the 7% GMWB endorsement already applies to the Contract, the 7% GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the Contract Value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

TERMINATION. The 7% GMWB endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 7% GMWB. The 7% GMWB also terminates: with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 7% GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 7% GMWB.


CONVERSION. You may convert this 7% GMWB to the 5% GMWB With Annual Step-Up (AutoGuard 5); the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009.
Conversion to AutoGuard 5 is allowed only if this 7% GMWB was added to your Contract before September 6, 2005; conversion to AutoGuard 6 is allowed only if this 7% GMWB was added to your Contract before June 4, 2007. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.


With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 7% GMWB that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 7% GMWB. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 7% GMWB. Converting to AutoGuard 5 or AutoGuard 6 may be advantageous if you desire the potential for annual Step-Ups of the GWB for a period of no less than 12 years rather than Step-Ups every five years. The annual Step-Ups may result in a higher GWB and, subsequently, a higher GAWA. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit. You will also be receiving a lower GAWA percentage of 5% for AutoGuard 5, or 6% for AutoGuard 6, instead of the current 7% you are receiving under your 7% GMWB, and this may result in a consistently lower GAWA if the GWB does not increase upon the Step-Ups.

Converting your 7% GMWB to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income versus a return of premium guarantee. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. You may also be receiving a lower GAWA percentage under LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option instead of the current 7% you are receiving under your 7% GMWB. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB. For LifeGuard Freedom GMWB with Joint Option, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62.

Finally, the new GWB upon any conversion of your 7% GMWB would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH 5-YEAR STEP-UP ("SAFEGUARD MAX"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE AND EXAMPLES 6 AND 7 FOR THE STEP-UPS. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the EARLIER of:

     *    The Owner's (or any joint Owner's) death;

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

---------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
---------------------------------------------------------------------

---------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
---------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death,  this GMWB might be continued by a spousal
Beneficiary. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                                        Ages             GAWA Percentage
                                 ------------------- ------------------------
                                 ------------------- ------------------------
                                       0 - 74                  7%
                                      75 - 79                  8%
                                      80 - 84                  9%
                                        85+                    10%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA is recalculated, equaling the lesser of:

          *    The GAWA before the withdrawal; OR

          *    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          *    The GAWA before the withdrawal; OR

          *    The GWB after the withdrawal; OR

          * The GAWA percentage multiplied by the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement.
--- --- ----------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age.

--------------------------------------------------------------------------------

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

-------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premiumnet of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- --- ------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

----------------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value (subject to a $5 million maximum).

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

               *    The GAWA percentage multiplied by the new GWB, OR

               *    The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

-------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

               *    The GWB before the payment less the payment; OR

               *    Zero.

     The GAWA is recalculated, equaling the lesser of:

               *    THE GAWA BEFORE THE PAYMENT; OR

               *    The GWB after the payment.
-- --- ------------------------------------------------------------

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, no death benefit is payable.

SPOUSAL CONTINUATION. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add this GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. This GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB. Your spouse may elect to Step-Up on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon Step-Up is the Contract Value, including any adjustments applied on the continuation date. Any subsequent Step-Up must follow the Step-Up restrictions listed above
(Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     *    The first date both the GWB and the Contract Value equals zero; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB. The GAWA percentage will not change after election of this option.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 5"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 5% GMWB WITH ANNUAL STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB With Annual Step-Up cannot be canceled. If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in
Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S), LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

     o    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     o    zero.

If all your partial withdrawals made in the current Contract Year are LESS THAN or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

     *    the GAWA prior to the partial withdrawal; or

     *    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract ON OR AFTER DECEMBER 3, 2007, the GWB is equal to the greater of:

     * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

     *    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract ON OR AFTER DECEMBER 3, 2007, the GAWA is equal to the lesser of:

     *    the  GAWA  prior  to  the  partial  withdrawal  reduced  in  the  same
          proportion   that  the  Contract   Value  is  reduced  by  the  Excess
          Withdrawal, or

     *    the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

     *    the total amount of the current partial withdrawal, or

     * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract BEFORE DECEMBER 3, 2007, the GWB is equal to the lesser of:

     o the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

     o the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract BEFORE DECEMBER 3, 2007, the GAWA is equal to the lesser of:

     o    the GAWA prior to the partial withdrawal, or

     o    the GWB after the partial withdrawal, or

     o 5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.


Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.


REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD
     requirements   for   calendar   years  2006  and  2007  are  $14  and  $16,
     respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 5% GMWB WITH ANNUAL STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.

STEP-UP. Step-ups with the 5% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the
greater  of  5%  of  the  new  GWB  or  GAWA  before  step-up.   Step-ups  occur
automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

TERMINATION. The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up. The 5% GMWB With Annual Step-Up also terminates with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

CONVERSION. You may convert this 5% GMWB With Annual Step-Up to the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied
Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 5% GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.

There are several important factors to consider when deciding whether to convert your 5% GMWB With Annual Step-Up. Converting to AutoGuard 6 may be advantageous if you desire a higher GAWA percentage of 6%, which is allowed under AutoGuard 6, as opposed to your current GAWA percentage of 5%. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit.


Converting your 5% GMWB With Annual Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income versus a return of premium guarantee. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB. For LifeGuard Freedom GMWB with Joint Option, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62.

Finally, the new GWB upon any conversion of your 5% GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


6% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 6"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 6% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 6% GMWB WITH ANNUAL STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We may further limit the availability of this optional endorsement. Once selected, the 6% GMWB With Annual Step-Up cannot be canceled. If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 6% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in
Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 6% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%. However, withdrawals are not cumulative. If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year. If you withdraw more than 6%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 6% of the net premium payment or 6% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S), LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

     *    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     *    zero.

If all your partial withdrawals made in the current Contract Year are LESS THAN or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

     *    the GAWA prior to the partial withdrawal; or

     *    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract ON OR AFTER DECEMBER 3, 2007, the GWB is equal to the greater of:

     * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

     *    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract ON OR AFTER DECEMBER 3, 2007, the GAWA is equal to the lesser of:

     *    the  GAWA  prior  to  the  partial  withdrawal  reduced  in  the  same
          proportion   that  the  Contract   Value  is  reduced  by  the  Excess
          Withdrawal, or

     *    the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

     *    the total amount of the current partial withdrawal, or

     * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract BEFORE DECEMBER 3, 2007, the GWB is equal to the lesser of:

     * the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

     * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, and this endorsement was added to your Contract BEFORE DECEMBER 3, 2007, the GAWA is equal to the lesser of:

     *    the GAWA prior to the partial withdrawal, or

     *    the GWB after the partial withdrawal, or

     * 6% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.


Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.


REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 6% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD
     requirements   for   calendar   years  2006  and  2007  are  $14  and  $16,
     respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO HELPED YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 6% GMWB WITH ANNUAL STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.

STEP-UP. Step-Ups with the 6% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the
greater  of  6%  of  the  new  GWB  or  GAWA  before  step-up.   Step-Ups  occur
automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE. IN ADDITION, THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

TERMINATION. The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up. The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

CONVERSION. You may convert this 6% GMWB With Annual Step-Up to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 6% GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied
Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 6% GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 6% GMWB With Annual Step-Up. Converting your 6% GMWB With Annual Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income versus a return of premium guarantee. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB. For LifeGuard Freedom GMWB with Joint Option, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62. Depending on the age at which you convert, you may also decrease your GAWA percentage and GAWA.

Finally, the new GWB upon any conversion of your 6% GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITHOUT STEP-UP ("MARKETGUARD 5"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES.

PLEASE NOTE: EFFECTIVE OCTOBER 6, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB Without Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 5% GMWB WITHOUT STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB Without Step-Up cannot be canceled. If you select the 5% GMWB Without Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB Without Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB Without Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION, and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (see below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB Without Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S) AND EVEN RESET TO THE THEN CURRENT CONTRACT VALUE, LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA, the GWB is equal to the greater of:

     o    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     o    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA, the GWB is equal to the lesser of:

     o the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

     o the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

     o    the GAWA prior to the partial withdrawal; or

     o    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA, the GAWA is equal to the lesser of:

     o    the GAWA prior to the partial withdrawal; or

     o    the GWB after the partial withdrawal; or

     o 5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.


Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.


For certain tax-qualified Contracts, the 5% GMWB Without Step-Up allows for withdrawals greater than GAWA to meet the required minimum distribution (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description.

REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB Without Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD
     requirements   for   calendar   years  2006  and  2007  are  $14  and  $16,
     respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 5% GMWB WITHOUT STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.

SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 5% GMWB Without Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB Without Step-Up endorsement already applies to the Contract, the 5% GMWB Without Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB Without Step-Up, if the 5% GMWB Without Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

TERMINATION. The 5% GMWB Without Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB Without Step-Up. The 5% GMWB Without Step-Up also terminates: with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Annuitant) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 5% GMWB Without Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB Without Step-Up.

CONVERSION. You may convert this 5% GMWB Without Step-Up to the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (SafeGuard Max); the 5% GMWB With Annual Step-Up (AutoGuard 5); the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% GMWB Without Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 5% GMWB WITHOUT STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 5% GMWB Without Step-Up. Converting your 5% GMWB Without Step-Up to SafeGuard Max may be advantageous if you desire the potential for Step-Ups of the GWB every five years. Step-Ups are not automatic and must be elected by you. Step-Ups may result in a higher GWB and, subsequently, a higher GAWA. You will also be receiving a higher GAWA percentage of at least 7% for SafeGuard Max, instead of the current 5% you are receiving under your 5% GMWB Without Step-Up. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit.

Converting your 5% GMWB Without Step-Up to AutoGuard 5 or AutoGuard 6 may be advantageous if you desire the potential for automatic annual Step-Ups of the GWB for a period of no less than 12 years rather than no Step-Ups. The annual Step-Ups may result in a higher GWB and, subsequently, a higher GAWA. You will also be receiving the same GAWA percentage of 5% for AutoGuard 5, and a higher GAWA percentage of 6% for AutoGuard 6, instead of the current 5% you are receiving under your 5% GMWB Without Step-Up. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit.

Converting your 5% GMWB Without Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income versus a return of premium guarantee. Depending on the age at which you convert, you may also increase your GAWA percentage. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB. For LifeGuard Freedom GMWB with Joint Option, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62.

Finally, the new GWB upon any conversion of your 5% GMWB Without Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD PROTECTOR"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 9 FOR THE FOR LIFE GUARANTEES.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the applicable recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
----------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; OR

          *    The greater of 5% of the GWB after the withdrawal, or zero.
--- --- ----------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

--------------------------------------------------------------------------------

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- --- -----------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.
-- --- -----------------------------------------------------------

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

               *    The GWB before the payment less the payment; OR

               *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
--- --- ----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).

          * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

CONVERSION. You may convert this 5% for Life GMWB With Annual Step-Up to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% for Life GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 5% FOR LIFE GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 5% for Life GMWB With Annual Step-Up. Converting your 5% for Life GMWB With Annual Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, the For Life Guarantee is effective on the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option, instead of the attained age of 65 under your 5% for Life GMWB With Annual Step-Up. Furthermore, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit.


Finally, the new GWB upon any conversion of your 5% for Life GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion.

(SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD ADVANTAGE"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 8 FOR THE BONUS AND EXAMPLE 9 FOR THE FOR LIFE GUARANTEES.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 60th birthday (or with joint Owners, the oldest Owner's 60th birthday). If the Owner (or oldest Owner) is 60 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               If this GMWB was added to your Contract PRIOR TO DECEMBER 3, 2007, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     * With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB, INCLUDING ANY BONUS OPPORTUNITY, ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the applicable recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT ON OR AFTER DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

                    o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

                    o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, OR

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT BEFORE DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; OR

          *    The greater of 5% of the GWB after the withdrawal, or zero.
--- --- ----------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

--------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
--------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

--------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.
--------------------------------------------------------------------

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- -----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).

          * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The bonus is an incentive for you NOT to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 6% (5% if this GMWB is added to the  Contract  PRIOR TO JUNE 4,
2007) and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

               * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

               * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *    The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, ANY withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus NOT to be applied.

When the bonus is applied:

     * The GWB is recalculated, increasing by 6% (5% if this GMWB is added to the Contract PRIOR TO JUNE 4, 2007) of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

CONVERSION. You may convert this 5% for Life GMWB With Bonus and Annual Step-Up to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% for Life GMWB With Bonus and Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. Depending on the age at which you convert, the charge of LifeGuard Freedom GMWB may be higher than that currently charged for this 5% for Life GMWB With Bonus and Annual Step-Up. THE CHARGE OF LIFEGUARD FREEDOM GMWB WITH JOINT OPTION WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 5% for Life GMWB With Bonus and Annual Step-Up. Converting your 5% for Life GMWB With Bonus and Annual Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA% and annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase). Additionally, LifeGuard
Freedom GMWB offers a bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. For LifeGuard Freedom GMWB with Joint Option, subject to the age at which you convert, the bonus provision may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, the For Life Guarantee is effective on the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option, instead of the attained age of 60 (attained age 65 if this GMWB was added to your Contract PRIOR TO DECEMBER 3, 2007) under your 5% for Life GMWB With Bonus and Annual Step-Up. Furthermore, depending on the age at which you convert, you may be increasing the cost of your GMWB when converting to LifeGuard Freedom GMWB. And you will be increasing the cost of your GMWB when converting to LifeGuard Freedom GWMB with Joint Option. Additionally when converting to
LifeGuard Freedom GWMB with Joint Option, depending on the age at which you convert, you may be subject to a lower bonus than currently available under your 5% for Life GMWB With Bonus and Annual Step-Up.

Finally, the new GWB upon any conversion of your 5% for Life GMWB With Bonus and Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND FIVE-YEAR STEP-UP ("LIFEGUARD PROTECTOR PLUS"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 8 FOR THE BONUS AND EXAMPLE 9 FOR THE FOR LIFE GUARANTEES.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     * With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB, INCLUDING ANY BONUS OPPORTUNITY, ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the applicable recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
-- --- -----------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; OR

          *    The greater of 5% of the GWB after the withdrawal, or zero.
-- --- -----------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

--------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
--------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

--------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.
--------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

-- --- -----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract in Good Order is called the Continuation Date.)

               *    Upon the Owner's death, the For Life Guarantee is void.

               * Only the GWB is payable while there is value to it (until depleted).

               * The Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

               * Contract Anniversaries will continue to be based on the Contract's Issue Date.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The bonus is an incentive for you NOT to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

               * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

               * WITH ANY STEP-UP, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *    The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, ANY withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus NOT to be applied.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

CONVERSION. You may convert this 5% for Life GMWB With Bonus and Five-Year Step-Up to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom
GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% for Life GMWB With Bonus and Five-Year Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 5% FOR LIFE GMWB WITH BONUS AND FIVE-YEAR STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 5% for Life GMWB With Bonus and Five-Year Step-Up. Converting your 5% for Life GMWB With Bonus and Five-Year Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA% and annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase). Additionally, LifeGuard Freedom GMWB offers a bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. For LifeGuard Freedom GMWB with Joint Option, subject to the age at which you convert, the bonus provision may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, the For Life Guarantee is effective on the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option, instead of the attained age of 65 under your 5% for Life GMWB With Bonus and Five-Year Step-Up. Furthermore, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit.

Finally, the new GWB upon any conversion of your 5% for Life GMWB With Bonus and Five-Year Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD PROTECTOR WITH JOINT OPTION"). THE DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 10 FOR THE FOR LIFE GUARANTEE.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the longer of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If the youngest Covered Life is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the Contract Value will be adjusted by the difference between the charges actually paid and the charges that would have been paid assuming the correct age. Future GMWB charges will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and, if added PRIOR TO JANUARY 16, 2007, it cannot be canceled except by a spousal Beneficiary, who, upon the Owner's death, may elect to continue the Contract without the GMWB. If this GMWB is added ON JANUARY 16, 2007 OR LATER, then it cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the maximum of the Guaranteed Annual
Withdrawal Amount (GAWA) or the required minimum distribution. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the applicable recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- ---- ---------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * 5% of the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          *    The greater of 5% of the GWB after the withdrawal, or zero.
--- ---- ---------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

-----------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.
-----------------------------------------------------------------

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see the information beginning on page 119 regarding the required ownership and Beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Annual Step-Up benefit.


CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- -----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          * If the surviving spouse is a Covered Life and the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. If the For Life Guarantee is not already in effect and the surviving spouse is a Covered Life, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest original Covered Life's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life Guarantee will be set on the effective date of the endorsement.

               If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

          * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

          *    Step-Ups   will  continue   automatically   or  as  permitted  in
               accordance with the above rules for Step-Ups.

          * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

          * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the GMWB was added to the Contract PRIOR TO JANUARY 16, 2007. Thereafter, no GMWB charge will be assessed.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if this GMWB was added to the Contract ON JANUARY 16, 2007 OR LATER and if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract in which this GMWB was added PRIOR TO JANUARY 16, 2007 if the spousal Beneficiary elects to continue the Contract without the GMWB;

     * The Continuation Date on a Contract in which this GMWB was added ON JANUARY 16, 2007 OR LATER, if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

CONVERSION. You may convert this Joint 5% for Life GMWB With Annual Step-Up to the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. In addition, Covered Lives must remain the same upon conversion. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the Joint 5% for Life GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS JOINT 5% FOR LIFE GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your Joint 5% for Life GMWB With Annual Step-Up. Converting your Joint 5% for Life GMWB With Annual Step-Up to LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, the For Life Guarantee is effective on the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option, instead of the attained age of 65 under your Joint 5% for Life GMWB With Annual Step-Up. However, again, you will be increasing the cost of your GMWB when converting to the new benefit.

Finally, the new GWB upon any conversion of your Joint 5% for Life GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


JOINT 5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND FIVE-YEAR STEP-UP ("LIFEGUARD PROTECTOR PLUS WITH JOINT OPTION"). THE DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 8 FOR THE BONUS AND EXAMPLES 9 AND 10 FOR THE FOR LIFE GUARANTEES.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the longer of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If the youngest Covered Life is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the Contract Value will be adjusted by the difference between the charges actually paid and the charges that would have been paid assuming the correct age. Future GMWB charges will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and, if added PRIOR TO JANUARY 16, 2007, it cannot be canceled except by a Spousal Beneficiary, who, upon the Owner's death, may elect to continue the Contract without the GMWB. If this GMWB is added ON JANUARY 16, 2007 OR LATER, then it cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the maximum of the Guaranteed Annual
Withdrawal Amount (GAWA) or the required minimum distribution. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the applicable recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

PLEASE NOTE: AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, THE GAWA IS RESET TO EQUAL 5% OF THE THEN CURRENT GWB.

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- ---- ---------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * 5% of the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          *    The greater of 5% of the GWB after the withdrawal, or zero.
--- ---- ---------------------------------------------------------


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.

------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or upon the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see the information beginning on page 127 regarding the required ownership and Beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Bonus and Five-Year Step-Up benefit.


CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------

AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

-- --- -----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          * If the surviving spouse is a Covered Life and the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. If the For Life Guarantee is not already in effect and the surviving spouse is a Covered Life, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest original Covered Life's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life Guarantee will be set on the effective date of the endorsement.

               If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

          * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

          * The spouse may elect to step-up the Contract Value on the first Contract Anniversary on or immediately following the Continuation Date; otherwise the above rules for Step-Up apply.

          * Bonuses will continue to apply according to the rules below for Bonuses.

          * Contract Anniversaries and Contract Years will continue to be based on the original Contract's Issue Date.

          * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the GMWB was added to the Contract PRIOR TO JANUARY 16, 2007. Thereafter, no GMWB charge will be assessed.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if this GMWB was added to the Contract ON JANUARY 16, 2007 OR LATER and if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract in which this GMWB was added PRIOR TO JANUARY 16, 2007 if the spousal Beneficiary elects to continue the Contract without the GMWB;

     * The Continuation Date on a Contract in which this GMWB was added ON JANUARY 16, 2007 OR LATER, if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The bonus is an incentive for you NOT to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * WITH ANY STEP-UP, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the youngest joint Owner's 81st birthday; or

     *    The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, ANY withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus NOT to be applied.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

CONVERSION. You may convert this Joint 5% for Life GMWB With Bonus and Five-Year Step-Up to the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. In addition, Covered Lives must remain the same upon conversion. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS JOINT 5% FOR LIFE GMWB WITH BONUS AND FIVE-YEAR STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your Joint 5% for Life GMWB With Bonus and Five-Year Step-Up. Converting your Joint 5% for Life GMWB With Bonus and Five-Year Step-Up to LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA% and annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase). For LifeGuard Freedom GMWB with Joint Option, subject to the age at which you convert, the bonus provision may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, the For Life Guarantee is effective on the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option, instead of the attained age of 65 under your Joint 5% for Life GMWB With Bonus and Five-Year Step-Up. However, again, you will be increasing the cost of your GMWB when converting to the new benefit.

Finally, the new GWB upon any conversion of your Joint 5% for Life GMWB With Bonus and Five-Year Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("LIFEGUARD ASCENT"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE AND EXAMPLES 6 AND 7 FOR THE STEP-UPS.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint owners that are spouses, as described below.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who helped you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Issue Date.

------------------------------------------------------------------

------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.
------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                                        Ages             GAWA Percentage
                                 ------------------- ------------------------
                                 ------------------- ------------------------
                                      45 - 59                  4%
                                      60 - 74                  5%
                                      75 - 84                  6%
                                        85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN effect; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- ----- --------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT ON OR AFTER DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

               o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

               o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT BEFORE DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the lesser of:

               * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

               * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

               * The GAWA percentage multiplied by the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; OR

               *    The  GAWA  percentage   multiplied  by  the  GWB  after  the
                    withdrawal.

--- ----- --------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an interest rate adjustment. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO HELPED YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

-------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- -- -------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Base (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue. Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

----------------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value (subject to a $5 million maximum).

     If the Contract Value is greater than the BDB prior to the Step-Up then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the Owner.

          * If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- --- -------------------------------------------------------------------

PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. HOWEVER, AUTOMATIC STEP-UPS STILL OCCUR AND ELECTED STEP-UPS ARE STILL PERMITTED EVEN WHEN THE GWB IS AT THE MAXIMUM OF $5 MILLION IF THE CONTRACT VALUE IS GREATER THAN THE BDB AND THE GAWA PERCENTAGE WOULD INCREASE. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero.

-------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

               *    The GWB before the payment less the payment; OR

               *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- -- -------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).

          * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

          * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death. The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.

          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

CONVERSION. You may convert this For Life GMWB With Annual Step-Up to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the For Life GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied
Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of LifeGuard Freedom GMWB will the same as that currently charged for this For Life GMWB With Annual Step-Up. THE CHARGE OF LIFEGUARD FREEDOM GMWB WITH JOINT OPTION WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your For Life GMWB With Annual Step-Up. Converting your For Life GMWB With Annual Step-Up to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. In addition, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to LifeGuard Freedom GWMB with Joint Option. Furthermore, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option instead of on the effective date of the endorsement under your For Life GMWB With Annual Step-Up.

Finally, the new GWB upon any conversion of your For Life GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


JOINT  FOR LIFE  GUARANTEED  MINIMUM  WITHDRAWAL  BENEFIT  WITH  ANNUAL  STEP-UP
("LIFEGUARD  ASCENT  WITH  JOINT  OPTION").  THE  DESCRIPTION  OF  THIS  GMWB IS
SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 10 FOR THE FOR LIFE GUARANTEES.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

FOR BOTH NON-QUALIFIED AND TAX-QUALIFIED CONTRACTS, THIS GMWB GUARANTEES PARTIAL WITHDRAWALS DURING THE CONTRACT'S ACCUMULATION PHASE (I.E., BEFORE THE INCOME
DATE) FOR THE LONGER OF:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

               The For Life Guarantee becomes effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who helped you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 85 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

-----------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Issue Date.
-----------------------------------------------------------------

-----------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.
-----------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                                        Ages             GAWA Percentage
                                 ------------------- ------------------------
                                 ------------------- ------------------------
                                      45 - 59                  4%
                                      60 - 74                  5%
                                      75 - 84                  6%
                                        85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN effect; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- ----- --------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT ON OR AFTER DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

                    o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

                    o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, AND THIS ENDORSEMENT WAS ADDED TO YOUR CONTRACT BEFORE DECEMBER 3, 2007 -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          * The GAWA percentage multiplied by the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement; OR

          *    The GAWA percentage multiplied by the GWB after the withdrawal.
--- ----- --------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an interest rate adjustment. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO HELPED YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

PREMIUMS.

-------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Base (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue. Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

----------------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value (subject to a $5 million maximum). If the Contract Value is greater than the BDB prior to the Step-Up then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the youngest Covered Life.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- --- -------------------------------------------------------------------

PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.

Step-Ups occur automatically upon each of the first ten Contract Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. HOWEVER, AUTOMATIC STEP-UPS STILL OCCUR AND ELECTED STEP-UPS ARE STILL PERMITTED EVEN WHEN THE GWB IS AT THE MAXIMUM OF $5 MILLION IF THE CONTRACT VALUE IS GREATER THAN THE BDB AND THE GAWA PERCENTAGE WOULD INCREASE. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.


OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the
information   beginning  on  page  147  regarding  the  required  ownership  and
Beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Annual Step-Up benefit.


CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT, AT LEAST ONE COVERED LIFE REMAINS ALIVE AND the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- -- ------------------------------------------------------------

Payments are made on the periodic basis you elect, but not less frequently than annually. If you die before all scheduled payments are made, then your Beneficiary will receive the remainder of the GWB in the form of continuing scheduled payments. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

               If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

          * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

          *    Step-Ups   will  continue   automatically   or  as  permitted  in
               accordance with the above rules for Step-Ups.

          * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

          * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.

          * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of death. The GAWA percentage will not change on future Step-Ups.

          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

          * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

CONVERSION. You may convert this Joint For Life GMWB With Annual Step-Up to the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. In addition, Covered Lives must remain the same upon conversion. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the Joint For Life GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS JOINT FOR LIFE GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your Joint For Life GMWB With Annual Step-Up. Converting your Joint For Life GMWB With Annual Step-Up to LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option instead of on the effective date of the endorsement under your For Life GMWB With Annual Step-Up.

Finally, the new GWB upon any conversion of your Joint For Life GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS
SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the LONGER of:


     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 63. If the Owner (or oldest Owner) is 63 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               If this GMWB was added to your Contract PRIOR TO OCTOBER 6, 2008, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2. If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation. So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.


This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.


There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

----------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
----------------------------------------------------------------------

----------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
----------------------------------------------------------------------


Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.


PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                                        Ages             GAWA Percentage
                                 ------------------- ------------------------
                                 ------------------- ------------------------

                                      45 - 74                  5%
                                      75 - 80                  6%

                                        81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------

WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

                    o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

                    o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------


GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008 and no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)


PREMIUMS.

-------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- --- ------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").


If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008, then, in addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the highest quarterly Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the Owner is age 76, a Step-Up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the highest quarterly Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the highest quarterly Contract Value is greater than the BDB, the BDB is set equal to the highest quarterly Contract Value.

Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.



----------------------------------------------------------------------------

WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).


     If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008 and the highest quarterly Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the Owner.

          * If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

-------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------


-------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------


FOR CONTRACTS TO WHICH THIS GMWB WAS ADDED ON OR AFTER  OCTOBER 6, 2008,  PLEASE
NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND HIGHEST QUARTERLY CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE HIGHEST QUARTERLY CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.


UPON STEP-UP ON OR AFTER THE 11TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the highest quarterly Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the highest quarterly Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the Owner's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).


Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

-------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- ------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).


          *    The GWB adjustment provision is void.


          * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.


          * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date. The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.


          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.


BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.


--------------------------------------------------------------------------------


The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.



     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. If this GMWB is added to the Contract ON OR AFTER OCTOBER 6, 2008, the Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, the Bonus Period runs from the date this GMWB was added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *    The date Contract Value is zero.

If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, there is no provision allowing the Bonus Period to restart.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

--------------------------------------------------------------------------------

CONVERSION. You may convert this For Life GMWB With Bonus and Annual Step-Up to the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option).

In addition, if this GMWB was added to your Contract BEFORE OCTOBER 6, 2008, you may convert this For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom
GMWB) to a newer version of this same LifeGuard Freedom GMWB, which will include the GWB adjustment, re-determination of the GAWA% and Bonus Period re-start provisions described above. Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.


With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the For Life GMWB With Bonus and Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of the newer version of LifeGuard Freedom GMWB will be the same as that currently charged for this For Life GMWB With Bonus and Annual Step-Up. THE CHARGE OF LIFEGUARD FREEDOM GMWB WITH JOINT OPTION WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your For Life GMWB With Bonus and Annual Step-Up. Converting your For Life GMWB With Bonus and Annual Step-Up to the newer version of LifeGuard Freedom GMWB or to LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, to reset the bonus provision upon Step-Ups of the Bonus Base over a certain time period (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. However, again, you will be increasing the cost of your GMWB when converting to LifeGuard Freedom GWMB with Joint Option.


Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option instead of the attained age of 59 1/2 if this GMWB was added to your Contract BEFORE OCTOBER 6, 2008. Furthermore, when converting to LifeGuard Freedom GWMB with Joint Option, depending on the age at which you convert, you may be subject to a lower bonus than currently available under your For Life GMWB With Bonus and Annual Step-Up.

Finally, the new GWB upon any conversion of your For Life GMWB With Bonus and Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.

JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB WITH JOINT OPTION"). THE DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 10 FOR THE FOR LIFE GUARANTEES AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT.


The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).

The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if - the Theplifetime of the last surviving Covered Life if the For Life Guarantee is in effect; spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the LONGER of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 62. If the youngest Covered Life is 62 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

               If this GMWB was added to your Contract PRIOR TO OCTOBER 6, 2008, the For Life Guarantee became effective when this GMWB is added to the Contract.

               The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation. So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.


This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.


At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT (GMIB). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
--------------------------------------------------------------------


Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.


PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                                        Ages             GAWA Percentage
                                 ------------------- ------------------------
                                 ------------------- ------------------------

                                      45 - 74                  5%
                                      75 - 80                  6%

                                        81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

                    o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

                    o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.


Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------

GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008 and no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the youngest Covered Life's 76th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)


PREMIUMS.

-------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").


If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008, then, in addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the highest quarterly Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the youngest Covered Life is age 76, a Step-Up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the highest quarterly Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the highest quarterly Contract Value is greater than the BDB, the BDB is set equal to the highest quarterly Contract Value.

Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.


----------------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).


     If this GMWB was added to your Contract ON OR AFTER OCTOBER 6, 2008 and the highest quarterly Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the youngest Covered Life.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          * The GAWA percentage multiplied by the new GWB, OR * The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

-------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

-------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------


FOR CONTRACTS TO WHICH THIS GMWB WAS ADDED ON OR AFTER  OCTOBER 6, 2008,  PLEASE
NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND HIGHEST QUARTERLY CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE HIGHEST QUARTERLY CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.

UPON STEP-UP ON OR AFTER THE 11TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.86%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the highest quarterly Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the highest quarterly Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the youngest Covered Life's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).


Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.


OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the
information   beginning  on  page  169  regarding  the  required  ownership  and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.


CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

-----------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  EFFECT;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- ----------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under the Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

               If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

          * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.


          * If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above. The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

               If the surviving spouse it not a Covered Life, the GWB adjustment is null and void.


          * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

          * Contract Anniversaries will continue to be based on the original Contract's Issue Date.


          * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.

          * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date. The GAWA percentage will not change on future Step-Ups.


          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

          * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.


BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 5% of the Bonus Base (defined below)(7% of the Bonus Base if the youngest Covered Life is 59 or older when this GMWB is added to the Contract) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.


--------------------------------------------------------------------------------


The bonus equals 5% of the Bonus Base (7% of the Bonus Base if the youngest Covered Life is 59 or older when this GMWB is added to the Contract), which is an amount that may vary after this GMWB is added to the Contract, as described immediately below. (If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, the bonus equals 7% of the Bonus Base for all ages.)



     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     * The GWB is recalculated, increasing by 5% (7% if the youngest Covered Life is 59 or older when this GMWB is added to the Contract) of the Bonus Base. (If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, the GWB increases by 7% for all ages.)

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. If this GMWB is added to the Contract ON OR AFTER OCTOBER 6, 2008, the Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following the effective date of the endorsement or the most recent Bonus Base Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, the Bonus Period runs from the date this GMWB was added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the youngest Covered Life's 81st birthday; or

     *    The date Contract Value is zero.

If this GMWB was added to the Contract BEFORE OCTOBER 6, 2008, there is no provision allowing the Bonus Period to restart.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

--------------------------------------------------------------------------------



CONVERSION. If this GMWB was added to your Contract BEFORE OCTOBER 6, 2008, you may convert this Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option) to a newer version of this same LifeGuard Freedom GMWB with Joint Option, which will include the GWB adjustment, re-determination of the GAWA% and Bonus Period re-start provisions described above.

Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. In addition, Covered Lives must remain the same upon conversion. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the Joint For Life GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEWER VERSION OF LIFEGUARD FREEDOM GMWB WITH JOINT OPTION WILL BE THE SAME AS THAT CURRENTLY CHARGED FOR THIS JOINT FOR LIFE GMWB WITH ANNUAL STEP-UP. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.

There are several important factors to consider when deciding whether to convert your Joint For Life GMWB With Bonus and Annual Step-Up.

Converting your Joint For Life GMWB With Bonus and Annual Step-Up to the newer version of LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA%, to reset the bonus provision upon annual Step-Ups of the Bonus Base over a certain time period (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your Bonus Base if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups.
Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. However, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option instead of on the effective date of the endorsement if this GMWB was added to your Contract BEFORE OCTOBER 6, 2008.


Finally, the new GWB upon any conversion of your Joint For Life GMWB With Bonus and Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("LIFEGUARD 5"). THE EXAMPLES IN APPENDIX D SUPPLEMENT THE DESCRIPTION OF THIS GMWB.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     o    The Owner's life (the "For Life Guarantee");

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

     o    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     * For Contracts to which this GMWB is added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB, INCLUDING ANY BONUS OPPORTUNITY, ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 60 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT
(GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code (IRC). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA equals 5% of the GWB.
--------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD requirement for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD requirements without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO  LONG  AS THE  FOR  LIFE  GUARANTEE  IS  VALID;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated BECAUSE THE FOR LIFE GUARANTEE IS INVALIDATED, equaling the lesser of:

          *    The GAWA before the withdrawal;

          *    The GWB after the withdrawal; OR

          * 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement.
--- --- ----------------------------------------------------------


IF YOU EXCEED THE GAWA, OR FOR CERTAIN TAX-QUALIFIED CONTRACTS ONLY, THE RMD (IF GREATER THAN THE GAWA), ONE TIME WITH YOUR WITHDRAWALS, THEN THE FOR LIFE GUARANTEE IS VOID AND CANNOT BE MADE VALID AGAIN. From then on, this GMWB guarantees withdrawals until the GWB is depleted. Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
--------------------------------------------------------------------------------


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.


PREMIUMS.

------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    5% of the premium net of any applicable premium taxes; OR

          *    5% of the increase in the GWB - IF THE MAXIMUM GWB IS hit.
--- --- ----------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    5% of the new GWB; OR

          *    The GAWA before the Step-Up.
--- --- ----------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

     o ON AND AFTER JANUARY 17, 2006, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

     o For Contracts to which this GMWB was added BEFORE JANUARY 17, 2006, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

If a step-up transaction is processed on the same day the bonus is applied and the Contract Value is less than or equal to the GWB after application of the bonus, the step-up transaction should be terminated and should not count against the Owner as an elected step-up.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS VALID AND the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO  LONG  AS THE  FOR  LIFE  GUARANTEE  IS  VALID;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, and the GWB after, the payment.
--- --- ----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     o Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

          *    Upon the Owner's death, the For Life Guarantee is void.

                       * Only the GWB is payable while there is value to it (until depleted).

          * The spousal Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the spousal Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

     o    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     o Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     o    The Income Date;

     o The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     o The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     o The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     o The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The bonus is an incentive for you NOT to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added ON AND AFTER JANUARY 17, 2006. The box below has more information about the bonus, including:

     o    How the bonus is calculated;

     o What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     o    For how long the bonus is available; and

     o    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, or the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * WITH ANY STEP-UP, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *    The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, ANY withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus NOT to be applied.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

CONVERSION. You may convert this 5% for Life GMWB to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% for Life GMWB that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 5% FOR LIFE GMWB. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 5% for Life GMWB. Converting your 5% for Life GMWB to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA% and annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase). Additionally, LifeGuard Freedom GMWB offers a bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. For LifeGuard Freedom GMWB with Joint Option, subject to the age at which you convert, the bonus provision may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon Step-Ups. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit.

Finally, the new GWB upon any conversion of your 5% for Life GMWB would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("LIFEGUARD 4"). THE EXAMPLES IN APPENDIX D SUPPLEMENT THE DESCRIPTION OF THIS GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee"); The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     * For Contracts to which this GMWB is added FROM JANUARY 17, 2006 THROUGH APRIL 30, 2006, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB, INCLUDING ANY BONUS OPPORTUNITY, ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 50 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT) OR A GUARANTEED MINIMUM INCOME BENEFIT
(GMIB). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is called the Guaranteed Annual Withdrawal Amount (GAWA). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA equals 4% of the GWB.
--------------------------------------------------------------------

--------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA equals 4% of the GWB.
--------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-up), and the GWB is reduced by each withdrawal.

WITHDRAWALS. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA. The two tables below clarify what happens in either instance.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GAWA -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO  LONG  AS THE  FOR  LIFE  GUARANTEE  IS  VALID;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the GAWA. You may withdraw the GAWA all at once or throughout the Contract Year. Withdrawing less than the GAWA in a Contract Year does not entitle you to withdraw more than the GAWA in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the GAWA in a Contract Year causes the GWB and the GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GAWA -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated BECAUSE THE FOR LIFE GUARANTEE IS INVALIDATED, equaling the lesser of:

          *    The GAWA before the withdrawal;

          *    The GWB after the withdrawal; OR

          * 4% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement.
--- --- ----------------------------------------------------------


IF YOU EXCEED THE GAWA ONE TIME WITH YOUR WITHDRAWALS, THEN THE FOR LIFE GUARANTEE IS VOID AND CANNOT BE MADE VALID AGAIN. Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Interest Rate Adjustment. For more information, please see "THE FIXED ACCOUNT" beginning on page 19. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.


Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax qualified and non-qualified Contracts, please see "TAXES" beginning on page 213.

PREMIUMS.

------------------------------------------------------------------
WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     The GAWA is also recalculated, increasing by:

          *    4% of the premium net of any applicable premium taxes; OR

          *    4% of the increase in the GWB - IF THE MAXIMUM GWB IS hit.
--- --- ----------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

------------------------------------------------------------------
WITH A STEP-UP -

     The GWB equals Contract Value.

     The GAWA is recalculated, equaling the greater of:

          *    4% of the new GWB; OR

          *    The GAWA before the Step-Up.
--- --- ----------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

     * ON AND AFTER JANUARY 17, 2006, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

     * For Contracts to which this GMWB was added BEFORE JANUARY 17, 2006, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

If a step-up transaction is processed on the same day the bonus is applied and the Contract Value is less than or equal to the GWB after application of the bonus, the step-up transaction should be terminated and should not count against the Owner as an elected step-up.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable SO LONG AS THE FOR LIFE GUARANTEE IS VALID AND the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

------------------------------------------------------------------
AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO  LONG  AS THE  FOR  LIFE  GUARANTEE  IS  VALID;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, and the GWB after, the payment.
--- --- ----------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).

          * The spousal Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the spousal Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.


For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 212.


TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE  "GUARANTEED   MINIMUM  WITHDRAWAL  BENEFIT  GENERAL   CONSIDERATIONS"   AND
"GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT

SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.


EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The bonus is an incentive for you NOT to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added ON AND AFTER JANUARY 17, 2006. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB was added to the Contract (the "Bonus Base"), as described immediately below.

     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * WITH ANY STEP-UP, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *    The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, ANY withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus NOT to be applied.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 4% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

CONVERSION. You may convert this 4% for Life GMWB to the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB) or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom GMWB with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary before December 6, 2009. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 4% for Life GMWB that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix D.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. THE CHARGE OF THE NEW BENEFIT WILL BE HIGHER THAN THAT CURRENTLY CHARGED FOR THIS 4% FOR LIFE GMWB. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future. In addition, no more than two conversions are currently allowed over the life of a Contract.


There are several important factors to consider when deciding whether to convert your 4% for Life GMWB. Converting your 4% for Life GMWB to LifeGuard Freedom GMWB or LifeGuard Freedom GMWB with Joint Option may be advantageous if you desire the potential for a GWB adjustment, re-determination of the GAWA% and annual Step-Ups of the GWB to the highest quarterly Contract Value for the life of the Contract (so long as the Contract is in the accumulation phase). Additionally, LifeGuard Freedom GMWB offers a bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. For LifeGuard Freedom GMWB with Joint Option, subject to the age at which you convert, the bonus provision may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon Step-Ups. You will also increase your GAWA percentage and GAWA. Additionally, conversion to LifeGuard Freedom GMWB with Joint Option will provide spousal continuation of the lifetime income feature. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 63 for LifeGuard Freedom GMWB or the youngest Covered Life's attained age of 62 for LifeGuard Freedom GMWB with Joint Option instead of on the effective date of the endorsement under your 4% for Life GMWB.

Finally, the new GWB upon any conversion of your 4% for Life GMWB would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion. (SEE EXAMPLE 1 IN APPENDIX D.)

PLEASE  CONSULT  YOUR  REPRESENTATIVE  TO SEE WHETHER A  CONVERSION,  GIVEN YOUR
INDIVIDUAL NEEDS AND CIRCUMSTANCES, WILL PROVIDE YOU WITH MORE APPROPRIATE COVERAGE THAN YOU CURRENTLY ENJOY.


SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. If you have arranged for systematic withdrawals, schedule any planned Step-Up under a GMWB to occur prior to the withdrawal. Example 6 in Appendix D illustrates the consequences of a withdrawal preceding a Step-Up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

     * the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     * under applicable SEC rules, trading on the New York Stock Exchange is restricted;

     * under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

     *    the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day on which those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract's Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation, unless otherwise approved by the Company. Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed or variable payments from the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. Or you can choose a single lump sum payment. If you have less than $5,000 (BEFORE SEPTEMBER 22, 2003 - $2,000) to apply toward an income option, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50 (BEFORE SEPTEMBER 22, 2003 - $20), we may set the frequency of payments so that the first payment would be at least $50 (BEFORE SEPTEMBER 22, 2003 - $20).

VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

     * the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

     * the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;

     *    which income option you select; and

     * the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 2.50%. For Contracts issued BEFORE OCTOBER 4, 2004, the assumed investment rate is 3%.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

INCOME OPTIONS. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

OPTION 1 - Life Income. This income option provides monthly payments for your life.

OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

OPTION 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

ADDITIONAL OPTIONS - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

FUTUREGUARD GUARANTEED MINIMUM INCOME BENEFIT .

PLEASE NOTE: EFFECTIVE OCTOBER 6, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years (7 Contract years if this option was elected BEFORE SEPTEMBER 22, 2003), subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. The guarantee is different depending on when you purchased a Contract.

This benefit is only available if:

     *    you elect it prior to your Contract's Issue Date;

     *    the  Annuitant is not older than age 75 (78 if this option was elected
          BEFORE SEPTEMBER   22,   2003)  on  the  Issue  Date;   and

     * you exercise it on or within 30 calendar days of your 10th (7th if this option was elected BEFORE SEPTEMBER 22, 2003), or any subsequent Contract Anniversary, but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

This GMIB will terminate and will not be payable at the earliest of:

     *    the Income Date (if prior to the effective date of this GMIB);

     * the 31st calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

     *    the date you make a total withdrawal from the Contract;

     * upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

     *    if the Owner is not a natural person, upon the death of the Annuitant.

Once elected, this GMIB cannot be terminated in any other way while your Contract is in force.

You have the option of taking this GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to this GMIB endorsement. The only type of income payments available under this GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

OPTION 1 - Life Income,

OPTION 2 - Joint and Survivor,

OPTION 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

OPTION 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

No other income options will be available, and no partial annuitizations will be allowed.

After the 10th Contract Anniversary or any subsequent Contract Anniversary, the Contract Owner must exercise this option prior to the Income Date. This GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 (7 if this option was elected BEFORE SEPTEMBER 22, 2003) Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

This GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits. You will not receive any benefit under this endorsement if you make a total withdrawal of your Contract Value.

Both the amount of this GMIB and the quarterly charge for this GMIB (described above in the Charges section) are based upon an amount called the "GMIB Benefit Base." The GMIB Benefit Base for this GMIB is the GREATER OF (A) OR (B), WHERE:

(A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

     *    all premiums you have paid (net of any applicable premium taxes); PLUS

     * any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; MINUS

     * an adjustment (described below) for any withdrawals (including any applicable charges and Interest Rate Adjustments to those withdrawals)

compounded at an annual interest rate of 5% from the Issue Date until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB.

For Contracts issued BEFORE MAY 2, 2005, with the Roll-Up Component, any taxes incurred and the following charges are also subtracted from your premiums and Contract Enhancements: annual contract maintenance charges; transfer charges; and any applicable non-asset based Contract charges due (other than the GMIB charge) under any optional endorsement.

For Contracts issued BEFORE MAY 3, 2004, the annual interest rate is 6%.

If  this  option  was  elected  BEFORE   SEPTEMBER  22,  2003,   compounding  is
unavailable.

All adjustments for Premiums and Contract Enhancements are made on the date of Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the exercise date of this GMIB. For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the excess withdrawal multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawal (including any applicable charges and adjustments to such excess withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than would proportional withdrawals. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

For example, the calculations for a Contract issued with an initial Premium payment of $10,000, this Guaranteed Minimum Income Benefit, and a 4% Contract Enhancement would be as follows. Assume the Owner takes a gross withdrawal during the Contract Year of $400, which is less than 5% of the Roll-Up Component as of the previous Contract Anniversary and therefore treated as a dollar-for-dollar withdrawal at the end of the Contract Year. The Roll-Up Component of the GMIB Benefit Base at the end of the year will be equal to the Premium and Contract Enhancement accumulated at 5% to the end of the year; less the withdrawal adjustment of $400 made at the end of the year. The resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $400 = $10,520. (If your
Contract was issued BEFORE MAY 2, 2005, then annual contract maintenance charges are also subtracted, and the resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $35 - $400 = $10,485.) These examples do not take into account taxes.

For Contracts issued BEFORE MAY 2, 2004, withdrawal adjustments are made at the time of the withdrawal and reduce the Roll-Up Component of the Benefit Base in the same proportion as the reduction in Contract Value.

AND (B) IS THE GREATEST CONTRACT ANNIVERSARY VALUE COMPONENT AND IS EQUAL TO:

     * the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; MINUS

     * an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Interest Rate Adjustments for those withdrawals); PLUS

     * any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; MINUS

     * any annual contract maintenance charge, transfer charge, and any applicable non-asset based charges due under any optional endorsement deducted after that Contract Anniversary; and MINUS

     *    any taxes deducted after that Contract Anniversary.

All adjustments are made on the date of the applicable listed events and their transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

Neither component of the GMIB Benefit Base will ever exceed:

     * 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date this GMIB is exercised); MINUS

     * any withdrawals (including related charges and adjustments) deducted since the issuance of the Contract.

For Contracts issued BEFORE MAY 2, 2005, with both components of the GMIB Benefit Base, any taxes incurred and the following charges are also subtracted from your premiums: annual contract maintenance charges; transfer charges; and any non-asset based Contract charges due under any optional endorsement. The applicability of this limitation will be determined after the calculation of each component of the GMIB Benefit Base.

If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for this GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then this GMIB will terminate and the charge for this GMIB will be discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then this GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations. Changing an Annuitant or selecting a new Annuitant while the current Annuitant is still living is not allowed.

Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of this GMIB, with multiple Contracts or otherwise, is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

YOU MAY NOT ELECT BOTH A GMIB AND A GMWB, AND YOU MAY NOT ELECT TO ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH A GMIB.

FUTUREGUARD 6 GUARANTEED MINIMUM INCOME BENEFIT. This Guaranteed Minimum Income Benefit may be appropriate for those investors who are looking for a guaranteed level of income now or in the future. The benefit is designed to provide a guaranteed minimum level of future income regardless of the investment performance of the underlying investment options. The benefit requires annuitization to provide guaranteed income in the future. For those investors who are wishing to have current income, this benefit allows them to withdraw a minimum amount and still have guaranteed income in the future. THE FOLLOWING DESCRIPTION OF THIS GUARANTEED MINIMUM INCOME BENEFIT IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX E.

This optional GMIB endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. The guarantee is different depending on when you purchased a Contract.

This benefit is only available if:

     *    you elect it prior to your Contract's Issue Date;

     *    the Annuitant is not older than age 75 on the Issue Date; and

     * you exercise it on or within 30 calendar days of any Contract Anniversary that is at least 10 years later than the most recent "Step-Up Date" (described below) but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

This GMIB will terminate and will not be payable at the earliest of:

     *    the Income Date (if prior to the effective date of this GMIB);

     * the 31st calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

     *    the date you make a total withdrawal from the Contract;

     * upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

     *    if the Owner is not a natural person, upon the death of the Annuitant.

This GMIB can only be elected at the time you purchase your Contract. Once elected, this GMIB cannot be terminated in any way other than described above while your Contract is in force.

You have the option of taking this GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to this GMIB endorsement. The only types of income payments available under this GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

OPTION 1 - Life Income,

OPTION 2 - Joint and Survivor,

OPTION 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

OPTION 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

No other income options will be available, and no partial annuitizations will be allowed.

After any Contract Anniversary that is at least 10 years later than the most recent "Step-Up Date" (described below), the Contract Owner must exercise this option prior to the Income Date. This GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

This GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits.

Both the amount of this GMIB and the quarterly charge for this GMIB (described above in the Charges section) are based upon an amount called the "GMIB Benefit Base." The GMIB Benefit Base for this GMIB is the GREATER OF (A) OR (B), WHERE:

(A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

     *    the Step-Up Value on the most recent Step-Up Date; PLUS

     * any premiums you have paid (net of any applicable premium taxes) subsequent to that Step-Up Date; PLUS

     * any Contract Enhancements (which are credited only in the first Contract Year) subsequent to the Step-Up Date; MINUS

     *    an adjustment  (described  below) for any  withdrawals  (including any
          applicable   charges  and  Excess   Interest   Adjustments   to  those
          withdrawals) subsequent to that Step-Up Date;

compounded at an annual interest rate of 6% from the most recent Step-Up Date until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB.

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial Premium paid (net of any applicable premium taxes and Sales Charges) plus any Contract Enhancement credited. After issue, the Step-Up Date is equal to the Contract Anniversary on which the Owner elects to step up the Roll-Up Component to the Contract Value, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

Electing to step-up the Roll-Up Component is optional; however, ELECTING TO STEP-UP MEANS THAT YOU CANNOT ANNUITIZE UNDER THIS GMIB FOR ANOTHER 10 YEARS (FROM THE NEWLY DETERMINED STEP-UP DATE). A written request for step-up must be received in Good Order by the Service Center within 30 days prior to the Contract Anniversary. The latest available Step-Up Date will be the Contract Anniversary on or immediately following the Annuitant's 75th birthday.

All adjustments for Premiums and Contract Enhancements are made on the date of the Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the exercise date of this GMIB. For total withdrawals up to 6% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up
Component immediately prior to the excess withdrawal multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawal (including any applicable charges and adjustments to such excess withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than would proportional withdrawals. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

AND (B) IS THE GREATEST CONTRACT ANNIVERSARY VALUE COMPONENT AND IS EQUAL TO:

     * the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; MINUS

     * an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Excess Interest Adjustments for those withdrawals); PLUS

     * any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; MINUS

     *    any taxes deducted after that Contract Anniversary.

All of the applicable listed events and their adjustments are made on the date of the transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

For an Annuitant age 52 or younger on the Contract's Issue Date, neither component of the GMIB Benefit Base will ever exceed the cap of:

          500% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date this GMIB is exercised); MINUS any withdrawals (including related charges and adjustments) deducted since the issuance of the Contract.

For an Annuitant age 53 or older on the Contract's Issue Date, there is no cap on either component of the GMIB Benefit Base.

If the Contract Value falls to zero while this GMIB is in effect, then:

          Annuitization under this GMIB will be automatically exercised IF, in each Contract Year since the Issue Date, all withdrawals taken during the Contract Year have either been verified to be RMDs or, in total (including any applicable charges and adjustments), have not exceeded 6% of the Roll-Up Component as of the previous Contract Anniversary.

          * A notice of the annuitization will be sent to the Owner within 10 calendar days, and the Owner will have 30 days from the date the Contract Value falls to zero to choose an income option and a payment frequency. The Contract will remain active during this 30-day period. If no choice is made by the end of the 30-day period, the Owner will receive monthly payments based on a life annuity with 10 years certain (joint life annuity with 10 years certain if Joint Annuitants).

          OTHERWISE, the GMIB terminates without value.

If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for this GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then this GMIB will terminate and the charge for this GMIB will be discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then this GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations. Changing an Annuitant or selecting a new Annuitant while the current Annuitant is still living is not allowed.

Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of this GMIB, with multiple Contracts or otherwise, is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

YOU MAY NOT ELECT BOTH A GMIB AND A GMWB, AND YOU MAY NOT ELECT TO ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH A GMIB.

                                  DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Instead, you may choose an optional death benefit for an additional charge. As opposed to the LifeGuard Freedom DB optional death benefit, which may be selected after the Contract has been issued but only in conjunction with the purchase of the LifeGuard Freedom GMWB, the optional Highest Anniversary Value Death Benefit is only available upon application. In addition, once an optional death benefit is chosen, it cannot be canceled.

The effect of any GMWB on the amount payable to your Beneficiaries upon your death should be considered in selecting the death benefit in combination with a GMWB. Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes but is not limited to due proof of death and a completed claim form from the Beneficiary of record (if there are multiple Beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include interest to the extent required by law. The death benefit paid will be the basic death benefit unless you have selected an optional death benefit endorsement. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Fixed Account and Investment Divisions according to the current allocation instructions on file for your account as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spouse Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

     * your Contract Value on the date we receive all required documentation from your Beneficiary; or

     * the total premiums you have paid since your Contract was issued REDUCED FOR prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. For Contracts issued BEFORE OCTOBER 4, 2004, the withdrawal adjustment is equal to the dollar amount of the withdrawal, and this component of the death benefit would be further reduced by any annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes.

For Contracts issued BEFORE SEPTEMBER 22, 2003, there is a third component. The death benefit could also be the greatest Anniversary Value before your 86th birthday. The "Anniversary Value" is your Contract Value on the first day of a Contract year, minus any withdrawals (and applicable charges) and plus any additional premiums since that day.

OPTIONAL DEATH BENEFITS. Optional death benefits are available but, because there is an additional annual charge for optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.

The Highest Anniversary Value Death Benefit is designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. This optional death benefit is available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit.

Each optional death benefit is subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary. For purposes of the optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deductions. For Contracts issued BEFORE OCTOBER 4, 2004, the withdrawal adjustment is instead equal to the dollar amount of the withdrawals and your premium payments are further reduced by the annual contract maintenance charges, transfer charges, the charges for any optional benefit endorsements, and taxes. Also for Contracts issued BEFORE OCTOBER 4, 2004, the withdrawal adjustment is instead equal to the dollar amount of your withdrawals.

FOLLOWING ARE THE CALCULATIONS FOR THE OPTIONAL DEATH BENEFITS:

     HIGHEST ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

          (b)  total Net Premiums since your Contract was issued; or

          (c) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, MINUS any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, PLUS any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary. FOR CONTRACTS ISSUED ON OR AFTER JANUARY 16, 2007, ANNUAL CONTRACT MAINTENANCE CHARGES, TRANSFER CHARGES, ANY APPLICABLE CHARGES DUE UNDER ANY OPTIONAL ENDORSEMENT AND TAXES SUBSEQUENT TO THAT CONTRACT ANNIVERSARY WILL NOT BE DEDUCTED FROM YOUR GREATEST CONTRACT VALUE.

     LIFEGUARD FREEDOM DB, changes your basic death benefit to the greatest of:

          (a)  The Contract's  Basic Death Benefit (see the description  above);
               or

          (b)  The GMWB Death Benefit


     The LifeGuard Freedom DB is only available in conjunction with the purchase of the LifeGuard Freedom GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract. At election, the GMWB Death Benefit equals the LifeGuard Freedom GMWB Guaranteed Withdrawal Balance (GWB). If you select the LifeGuard Freedom GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of any applicable premium taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. Election after issue is only permitted if another optional death benefit endorsement has not been elected.

     At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.


     With each subsequent premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.00.


     The GMWB Death Benefit is not adjusted upon step-up, the application of the GWB adjustment or the application of any bonus. THE GMWB DEATH BENEFIT WILL TERMINATE ON THE DATE THE CONTRACT VALUE EQUALS ZERO.

     For more information about how the LifeGuard Freedom GMWB works, including how the GWB and GAWA are calculated, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 156.


PAYOUT OPTIONS. The Contract's death benefit is payable pursuant to one of the following payout options:

     *    single lump sum payment; or

     *    payment of entire death  benefit  within 5 years of the date of death;
          or

     * payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future payments to the Beneficiary.


Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 212.


PRE-SELECTED PAYOUT OPTIONS. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Instead, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive all required documentation from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.


If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. Any GMIB will terminate upon your death (and no further GMIB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see the descriptions of the "Guaranteed Minimum Income Benefits" beginning on page 203. Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see the respective GMWB subsections in this prospectus.


The Special Spousal Continuation Option is available to elect one time on the Contract. However, if the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.

DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner.

DEATH OF ANNUITANT. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payments will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

                                      TAXES

THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

CONTRACT OWNER TAXATION

TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

NON-QUALIFIED CONTRACTS - AGGREGATION OF CONTRACTS. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

     *    paid on or after the date you reach age 59 1/2;

     *    paid to your Beneficiary after you die;

     * paid if you become totally disabled (as that term is defined in the Code);

     * paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

     *    paid under an immediate annuity; or

     *    which come from premiums made prior to August 14, 1982.

NON-QUALIFIED CONTRACTS - REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated Beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

     *    reaches age 59 1/2;

     *    leaves his/her job;

     *    dies;

     *    becomes disabled (as that term is defined in the Code); or

     * experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income-tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

     * there was a written agreement providing for payments of the fees solely from the annuity Contract,

     *    the Contract Owner had no liability for the fees and

     *    the fees were paid solely from the annuity Contract to the adviser.

EXTENSION OF LATEST INCOME DATE. If you do not annuitize your non-qualified Contract on or before the Latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

DEATH BENEFITS. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

DIVERSIFICATION. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements. A fuller discussion of the diversification requirements is contained in the SAI.

OWNER CONTROL.  In a Revenue Ruling issued in 2003, the Internal Revenue Service
(IRS) considered certain variable annuity and variable life insurance Contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under these variable Contracts was not sufficient to cause the Contract Owners to be treated as the Owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, Contract or agreement between the Contract Owner and Jackson Life of NY regarding the availability of a particular investment option and other than the Contract Owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.


The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 90 Investment Divisions and at least one Fixed Account option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time. The second difference is that the Owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.


The Revenue Ruling states that whether the Owner of a variable contract is to be treated as the Owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson Life of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

WITHHOLDING. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

     (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee,
          (b) the joint lives or joint life expectancies of the employee and the employee's Beneficiary, or (c) for a specified period of ten years or more;

     (b)  a required minimum distribution;

     (c)  a hardship withdrawal; or

     (d)  the non-taxable portion of a distribution.

JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. (We do impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, but the "Federal (DAC) Tax Charge" merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

                                OTHER INFORMATION

DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to the Fixed Account options is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account options from the one-year Fixed Account or any of the Investment Divisions. In the case of transfers from the one-year Fixed Account or Investment Divisions with a stable unit value, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain restrictions may apply. Dollar Cost Averaging and Rebalancing are mutually exclusive, and you cannot select both.


SPECIAL DOLLAR COST AVERAGING PLUS (DCA+). DCA+ is only available to Contracts issued ON OR AFTER JULY 14, 2008. The DCA+ Fixed Account Option is a "source account" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options. The DCA+ Fixed Account Option is credited with a special interest rate. If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over the DCA+ term selected. There is no charge for DCA+. We may discontinue the availability of DCA+ at any time and without notice. You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.


EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the one year Fixed Account Option and the Money Market Investment Division). There is no charge for Earnings Sweep.

REBALANCING. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. Dollar Cost Averaging and Rebalancing are mutually exclusive, you cannot select both. There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

     *    the Contract Value in the Investment Divisions, PLUS

     * any fees and expenses deducted from the premium prior to allocation to the Investment Divisions, PLUS

     * the full amount of premium you allocated to the Fixed Account (minus any withdrawals), MINUS

     * any withdrawals from the Fixed Account and applicable Contract Enhancement recapture charge.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law.

ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

     * TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

     * STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

     * NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

     * YIELD refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson of NY is a party.

Jackson, Jackson of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended. Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable. Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2007, for information concerning such amounts that have been accrued. At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

COLLECTION OF NONPUBLIC PERSONAL INFORMATION. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

     *    Information we receive from you on applications or other forms;

     *    Information about your transactions with us;

     *    Information we receive from a consumer reporting agency;

     * Information we obtain from others in the process of verifying information you provide us; and

     * Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION. We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION. We HAVE SECURITY PRACTICES AND PROCEDURES in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.

"JNL(R)," "Jackson National(R)" and "JacksonSM" are trademarks or service marks of Jackson National Life Insurance Company.


"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," "S&P MidCap 400 Index," "S&P 500/Citigroup Value Index," and "S&P MidCap 400/Citigroup Value Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company ("Jackson"). The JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P(R) 10 Fund, the JNL/Mellon Capital Management S&P(R) SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P(R) 24 Fund and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor's Index are not sponsored, endorsed, sold or promoted by Standard & Poor's (S&P) and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in these Funds. Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P. S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.


"Dow Jones(R)," "Dow Jones Industrial AverageSM," "Dow Jones Select Dividend IndexSM," "DJIASM," "DowSM" and "Dow 10SM" are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson. Dow Jones has no relationship to the annuity and Jackson, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital
Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates)(Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The  Nasdaq-100(R),"   "Nasdaq-100  Index(R),"  "Nasdaq  Stock  Market(R)"  and
"Nasdaq" are trade or service marks of The Nasdaq, Inc. (Which with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund. The JNL/Mellon Capital Management Nasdaq(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson National Life Insurance Company. The JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund. Jackson National Life Insurance Company is not affiliated with any Value Line Company.

"NYSE(R)" is a registered mark of, and "NYSE International 100 IndexSM" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by Jackson National Asset Management, LLC. The JNL/Mellon Capital Management NYSE(R) International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

"NYSE International 100 IndexSM" is a service mark of NYSE Group, Inc. NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the "NYSE International 100 IndexSM" (the "Index") and its service marks for use in connection with the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

NYSE Group, Inc. DOES NOT:

     o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o Recommend that any person invest in the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other securities.

     o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Have  any   responsibility   or  liability  for  the   administration,
          management or marketing of the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Consider  the  needs  of the  JNL/Mellon  Capital  Management  NYSE(R)
          International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE(R) International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

--------------------------------------------------------------------------------
NYSE GROUP, INC. AND ITS AFFILIATES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND. SPECIFICALLY,

     o NYSE GROUP, INC. AND ITS AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AND NYSE GROUP, INC. AND ITS AFFILIATES DISCLAIM ANY WARRANTY
          ABOUT:

          o THE RESULTS TO BE OBTAINED BY THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND, THE OWNER OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE INDEX AND THE DATA INCLUDED IN THE NYSE INTERNATIONAL 100 INDEXSM;

          o    THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS DATA;

          o THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE INDEX AND ITS DATA;

     o NYSE GROUP, INC. WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE INDEX OR ITS DATA;

     o UNDER NO CIRCUMSTANCES WILL NYSE GROUP, INC. OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NYSE GROUP, INC. KNOWS THAT THEY MIGHT OCCUR.

THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL ASSET MANAGEMENT, LLC AND NYSE GROUP, INC. IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER THIRD PARTIES.
--------------------------------------------------------------------------------

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History...............................................2

Services......................................................................5

Purchase of Securities Being Offered..........................................5

Underwriters..................................................................6

Calculation of Performance....................................................6

Additional Tax Information....................................................8

Annuity Provisions............................................................18

Net Investment Factor.........................................................18

Condensed Financial Information...............................................19

                                   APPENDIX A

DOW JONES DOES NOT:

* Sponsor, endorse, sell or promote the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management
     Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Recommend that any person invest in the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management
     Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other securities.

* Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management
     Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Consider the needs of the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund in determining, composing or calculating the DJIA or have any obligation to do so.

--------------------------------------------------------------------------------
DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL
MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND. SPECIFICALLY,

     * DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

          * THE RESULTS TO BE OBTAINED BY THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL
               MANAGEMENT  CONSUMER  BRANDS SECTOR FUND, THE JNL/MELLON  CAPITAL
               MANAGEMENT  OIL  &  GAS  SECTOR  FUND,  THE  JNL/MELLON   CAPITAL
               MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL
               MANAGEMENT TECHNOLOGY SECTOR FUND, THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE
               JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND, THE
               JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

          *    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

          * THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA.

     * DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA.

     * UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL LIFE INSURANCE COMPANY(R) AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL
MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND OR ANY OTHER THIRD PARTIES.
--------------------------------------------------------------------------------

                                   APPENDIX B

                     CONTRACT ENHANCEMENT RECAPTURE CHARGES

--------------------------------------------------------------------------------
Example 1 using the Base Withdrawal Charge Schedule
--------------------------------------------------------------------------------
     100,000.00 : Premium
          4.00% : Withdrawal Charge Year 4
          3.00% : Contract Enhancement
          2.00% : Recapture Charge Year 4
          5.00% : Net Return

At end of Year 4

     125,197.14 : Contract Value at end of year 4
     100,000.00 : Net Withdrawal requested

      25,197.14 : Earnings
      79,577.51 : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
---------------
     104,744.65 : Total Gross Withdrawal

     104,774.65 : Total Gross Withdrawal
      -3,183.10 : Withdrawal Charge
      -1,591.55 : Recapture Charge
---------------
     100,000.00 : Total Net Withdrawal
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Example 2 using the Base Withdrawal Charge Schedule
--------------------------------------------------------------------------------
        10/1/05
     100,000.00 : Premium
          5.00% : Withdrawal Charge Contribution Year 3
          2.00% : Recapture Charge Contribution Year 3
        12/1/05
     100,000.00 : Premium
          6.00% : Withdrawal Charge Contribution Year 2
          3.00% : Recapture Charge Contribution Year 2

          3.00% : Contract Enhancement
          0.00% : Net Return

        11/1/07
     206,000.00 : Contract Value
     150,000.00 : Net Withdrawal Requested

       6,000.00 : Earnings
      14,000.00 : 10% Additional Free Withdrawal Amount
     100,000.00 : Premium 1 withdrawn (grossed up to account for Withdrawal
                  Charge and Recapture Charge)
      40,659.34 : Premium 2 withdrawn (grossed up to account for Withdrawal
                  Charge and Recapture Charge)
---------------
     160,659.34 : Total Gross Withdrawal

     160,659.34 : Total Gross Withdrawal
      -5,000.00 : Withdrawal Charge from Premium 1
      -2,000.00 : Recapture Charge from Premium 1
      -2,439.56 : Withdrawal Charge from Premium 2
      -1,219.78 : Recapture Charge from Premium 2
---------------
     150,000.00 : Total Net Withdrawal
--------------------------------------------------------------------------------

                                   APPENDIX C

                              BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products.

1717 Capital Management Co.
1st Discount Brokerage Inc.
1st Global Capital Corporation
1st Worldwide Financial Partners
A G Edwards & Sons
Advanced Advisor Group LLC
AFS Brokerage Inc.
AIG Financial Advisors
American General Securities
American Investment
American Portfolios Financial Services
Ameritas Investment Corp
Askar Corp
Associated Securities Corp
Axa Advisors LLC
B C Ziegler & Company
Bancwest Investment Services Inc.
BB&T Investment Services Inc.
BCG Securities
Beneficial Investment Services
Bentley Lawrence Securities
BI Investments
BOSC, Inc.
Brecek & Young Advisors Inc.
Brewer Financial Services
Broker Dealer Financial Services Corp
Brookstone Securities
Brookstreet Securities Corp
Bueter & Company Inc.
Butler Freeman Tally Group Financial
Cadaret Grant & Company
Calton & Associates Inc.
Cambridge Investment Research
Capital Analysts Inc.
Capital Financial Services
Capital Investment Group
Capital Strategies Financial
Capwest Securities Inc.
Centaurus Financial Inc.
Century Securities
CFD Investments Inc.
Chevy Chase Securities Inc.
Choice Investments Inc.
Colonial Brokerage Inc.
Colonial Investments Services
Commonwealth Financial Network
Countrywide Investment Service
Crowell Weedon & Co
Crown Capital Securities LP
Cue Financial Group
Cumberland Brokerage Corp
CUSO Financial Services
Despain Financial Corporation
E Planning Securities Inc.
Equable Securities Corp
Equitas America
ESI Financial
Fenwick Securities
Ferris Baker Watts Inc.
FFP Securities Inc.
Fifth Third Securities
Financial Network Investment
Financial Security Management
Financial Services
Financial West Investment Group
First Allied Securities
First Brokerage American LLC
First Financial Equity
First Heartland Capital Inc.
First Merit
FNB Brokerage Services
Foothill Securities Inc.
Fortune Financial Services
Founders Financial Securities
FSC Securities Corporation
Fulcrum Securities Inc.
GA Repple & Company
Geneos Wealth Management Inc.
Gilman Ciocia
Great American Advisors Inc.
Great Nation Investment Corp
Gunn Allen Financial Inc.
GW Sherwold
GWN Securities Inc.
H Beck Inc.
H D Vest Investment Securities
H&R Block Financial Advisors
H.S. Dent
Haas Financial Products
Hantz Financial Services
Harbour Investment Inc.
Harvest Capital LLC
Harvest Companies
HBW Securities
Heim Young & Associates Inc.
Heritage Study Group
Hornor Townsend & Kent Inc.
HSBC
Huckin Financial Group Inc.
Huntleigh Securities Corp
ICBA Financial Services
IFMG Securities
IMS Securities
Independent Financial Group
Indiana Merchant Banking
Infinex Investments Inc.
ING Financial
Institutional Securities Corp
Inter Securities Inc.
Intercarolina Financial Services
Intervest International Equities Corp
Invest Financial Corporation
Investacorp Inc.
Investment Centers of America, Inc.
Investment Professionals Inc.
Investors Capital Corp
Investors Security Co Inc.
J P Turner & Co LLC
J W Cole Financial Inc.
Janney Montgomery Scott LLC
Jefferson Pilot Securities Corp
Jesup & Lamont Securities Corp
JJB Hilliard WL Lyons Inc.
JRL Capital Corporation
KCD Financial
Kenai Investments Inc.
Key Investments
KMS Financial Services
Koehler Financial LLC
Kovack Securities Inc.
Labrunerie Financial Inc.
Lasalle St Securities LLC
Legacy Financial Services
Legend Equities
Leonard & Company
Liberty Partners Financial Services
Lincoln Financial Advisors
Lincoln Investment Planning
Linsco/Private Ledger Corporation
M&T Securities

Main Street Securities
Medallion Investment Services
Michigan Securities Inc.
Mid Atlantic Securities Inc.
Midwest Financial & Inv Services
Milkie/Ferguson Investments
MML Investors Services Inc.
Money Concepts Capital Corp
Money Management Advisory
Moors & Cabot Inc.
Morgan Keegan
Morgan Peabody Inc.
MTL Equity Products Inc.
Multi-Financial Securities Corp
Mutual Service Corporation
MWA Financial Services Inc.
National Planning Corporation
National Securities Corp
New Alliance Investments Inc.
New England Securities
Newbridge Securities Corp
Next Financial Group Inc.
NFP Securities Inc.
North Atlantic Securities LLC
Northridge Securities Corp
NPB Financial Group
NPF Securities
O.N. Equity Sales Company
Ogilvie Securities
Oneamerica Securities
Oppenheimer & Co
Pacific RP Group
Pacific West
Packerland Brokerage Services
Park Avenue Securities
Peak Securities
Pension Planners Securities
Peoples Securities
PFIC Securities
Planmember Securities
Prime Capital Services Inc.
Prime Vest Financial Services
Princor Financial Services Corp
Pro Equities Inc.
Professional Asset Management
Purshe Kaplan Sterling Investments
QA3 Financial Corporation
Questar Capital Corporation
R.L. Harger & Associates Inc.
Raymond James Financial
RBC Dain Rauscher Inc.
Regal Securities Inc.
Resource Horizons Group
River Stone Wealth Management
RMIN Securities Inc.
RNR Securities LLC
Robert W Baird & Co Inc.
Royal Alliance Associates Inc.
Ryan Beck & Co
Rydex Distributors Inc.
Sammons Securities Company Inc.
Sanders Morris Harris Inc.
SCF Securities
Schlitt Investor Services Inc.
Scott & Stringfellow Inc.
Securian Financial Services
Securities America
Securities Service Network
Sicor Securities Inc.
Sigma Financial Corporation
Signator Investors Inc.
SII Investments, Inc.
Silver Oak Securities
Sky Bank
Sorrento Pacific
Southwest Investments
Southwest Securities Financial Services
Stanford Group Company
Steadfast Foundation
Sterne Agee Financial Services
Stifel Nicolaus & Company
Strategic Financial Alliance
Summit Brokerage Services Inc.
Summit Equities Inc.
SummitAlliance Securities LLC
Sunset Financial Services Inc.
SWBC Investments
SWS Financial Service Inc.
Synergy Investment Group
TFS Securities Inc.
Thomas McDonald Partners
Thrivent Investment Management
Tower Square Securities
Traderlight Securities Inc.
Traid Advisors Inc.
Transamerica Financial
Tricor
Triune Capital Advisors
Trustmont Financial
UBOC Union Banc
UBS Financial Services Inc.
United Equity Securities
United Planners Financial
United Securities Alliance Inc.
USA Advanced Planners Inc.
USA Financial Securities Corp
UVEST Financial
Valmark Securities Inc.
VSR Financial Services Inc.
W.H. Colson Securities
Wachovia Securities Inc.
Wall Street Financial Group
Walnut Street Securities Inc.
Waterstone Financial Group
Webster Investments
Wellstone Securities
Western Equity Group
Western International Securities Inc.
Westminster Financial
Wilbanks Securities
William R Pintaric & Assoc
Williams Financial Group
WM Financial Services Inc.
Woodbury Financial Services Inc.
Workman Securities Corp
World Choice Securities Inc.
World Equity Group Inc.
World Group Securities Inc.
WRP Investments Inc.
XCU Capital

                                   APPENDIX D

                            GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, and all partial withdrawals requested include any applicable charges, no prior partial withdrawals have been made, and the bonus percentage (if applicable) is 7%. The examples also assume that the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus. If you elected a GMWB other than a GMWB with a 5% benefit, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage.

EXAMPLE 1: AT ELECTION, YOUR GWB IS SET AND YOUR GAWA IS DETERMINED BASED ON THAT VALUE.

|X|  Example 1a: If the GMWB is elected at issue:

     Your initial GWB is $100,000, which is your initial Premium payment.

     Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

|X| Example 1b: If the GMWB is elected after issue when the Contract Value is $105,000:

     Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.

     Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

|X| Example 1c: If the GMWB is elected after issue or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

     Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement. If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

     Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

|X|  Notes:

     If your endorsement contains a varying benefit percentage:

     - Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

     - If your endorsement allows for re-determination of the GAWA%, your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

     If  your  endorsement  includes  a  Guaranteed   Withdrawal  Balance  Bonus
     provision, your bonus base is set equal to your GWB at the time of election.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your initial GWB adjustment is set equal to 200% times your initial GWB.

     If your endorsement includes a GMWB Death Benefit provision, your initial GMWB death benefit is set equal to your initial GWB.

EXAMPLE 2: IF YOUR ENDORSEMENT CONTAINS A VARYING BENEFIT PERCENTAGE, YOUR GAWA% IS DETERMINED ON THE EARLIER OF THE TIME OF YOUR FIRST WITHDRAWAL, THE DATE THAT YOUR CONTRACT VALUE REDUCES TO ZERO, THE DATE THAT THE GMWB IS CONTINUED BY A SPOUSAL BENEFICIARY WHO IS NOT A COVERED LIFE, OR UPON ELECTION OF A GMWB INCOME OPTION. YOUR GAWA% IS SET BASED UPON YOUR ATTAINED AGE AT THE TIME. YOUR INITIAL GAWA IS DETERMINED BASED ON THIS GAWA% AND THE GWB AT THE TIME.

|X| If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

|X| If your endorsement allows for re-determination of the GAWA%, your GAWA% will be re-determined based on your attained age if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of a Step-Up is greater than the BDB.


EXAMPLE 3: UPON PAYMENT OF A SUBSEQUENT PREMIUM, YOUR GWB AND GAWA ARE RE-DETERMINED. YOUR GWB IS SUBJECT TO A MAXIMUM OF $5,000,000.

|X| Example 3a: If you make an additional Premium payment of $50,000 and your GWB is $100,000 at the time of payment:

     Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).

     Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).

|X| Example 3b: If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

     Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

     Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

|X|  Notes:

     If your endorsement contains a varying benefit percentage:

     - Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.

     - If your endorsement allows for re-determination of the GAWA%, your BDB is increased by the Premium payment.

     If  your  endorsement  includes  a  Guaranteed   Withdrawal  Balance  Bonus
     provision, your bonus base is increased by the Premium payment, subject to a maximum of $5,000,000.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision:

     - If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000. For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 200% of the additional premium payment. The resulting GWB adjustment is $200,000 + $100,000 = $300,000.

     - If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000. For example, if you make an additional Premium payment of $50,000 AFTER your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 100% of the additional premium payment. The resulting GWB adjustment is $200,000 + $50,000 = $250,000.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is increased by the Premium payment, subject to a maximum of $5,000,000.

EXAMPLE 4: UPON WITHDRAWAL OF THE GUARANTEED AMOUNT (WHICH IS YOUR GAWA FOR ENDORSEMENTS FOR NON-QUALIFIED AND QUALIFIED CONTRACTS THAT DO NOT PERMIT WITHDRAWALS IN EXCESS OF THE GAWA OR WHICH IS THE GREATER OF YOUR GAWA OR YOUR RMD FOR THOSE GMWBS RELATED TO QUALIFIED CONTRACTS THAT PERMIT WITHDRAWALS IN EXCESS OF THE GAWA TO EQUAL YOUR RMD), YOUR GWB AND GAWA ARE RE-DETERMINED.

|X| Example 4a: If you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:

     Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).

     Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.

     If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 4b: If you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

     Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).

     Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).

     If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit may be reduced.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your new GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 5: UPON WITHDRAWAL OF AN AMOUNT THAT EXCEEDS YOUR GUARANTEED AMOUNT (AS DEFINED IN EXAMPLE 4), YOUR GWB AND GAWA ARE RE-DETERMINED.

|X| Example 5a: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $91,200, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

     - Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($130,000 - $10,000 = $120,000).

     Your GAWA is recalculated based on the type of endorsement you have elected and the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000
          - $5,000)) = $4,800]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($120,000*0.05 = $6,000). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

     - Otherwise, your GAWA is recalculated to equal $4,500, which is 5% of your new GWB ($90,000*0.05 = $4,500). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 5b: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $90,250, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

     - Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).

     Your GAWA is recalculated based on the type of endorsement you have elected and/or the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 -
          $5,000)) = $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB). In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

     - Otherwise, your GAWA is recalculated to equal $4,500, which is 5% of your new GWB ($90,000*0.05 = $4,500). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 5c: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $85,500, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1
          - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

     - Otherwise, your new GWB is $45,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($55,000 - $10,000 = $45,000).

     Your GAWA is recalculated based on the type of endorsement you have elected and/or the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.

     - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 -
          $5,000))=$4,500]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $2,250, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($45,000*0.05 = $2,250). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

     - Otherwise, your GAWA is recalculated to equal $2,250, which is 5% of your new GWB ($45,000*0.05 = $2,250). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     If your endorsement contains a varying benefit percentage and allows for re-determination of your GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is recalculated to equal the lesser of 1) your bonus base prior to the withdrawal or 2) your GWB following the withdrawal. In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit will be reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 6: UPON STEP-UP, YOUR GWB AND GAWA ARE RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A STEP-UP PROVISION.)

|X| Example 6a: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).

     If your GAWA% is not eligible for re-determination, your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).

     - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     However, if your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

     - If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:

          o Your GAWA% is set to 6%, since your Contract Value (or highest quarterly Contract Value, as applicable)($200,000) is greater than your BDB ($100,000).

          o Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).

          o Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your

               Contract  Value  (or  highest   quarterly   Contract   Value,  as
               applicable) at the time of step-up ($200,000).

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision your bonus base is $100,000 just prior to the step-up, your bonus base is recalculated to equal $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

     - If your endorsement allows for the Bonus Period to re-start and you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.


|X| Example 6b: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).

     Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).

     - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

     If your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB. However, in this case, it is assumed that your initial Premium is $100,000. Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%. In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($90,000).

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, your bonus base remains $100,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

     - Even if your endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your bonus base has not been increased due to the step-up.


|X|  Notes:

     Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up. If the charge does increase, a separate calculation would be recommended to establish if the step-up is beneficial.

     If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

     If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

     If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

     If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since step-ups do not impact the GWB adjustment.

     If your endorsement contains a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since step-ups do not impact the GMWB death benefit.

     If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

EXAMPLE 7: IMPACT OF THE ORDER OF TRANSACTIONS. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A STEP-UP PROVISION.)

|X| Example 7a: If prior to any transactions your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

     If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (or highest quarterly Contract Value, as applicable). At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of the final withdrawal would be less than your GAWA (and equal to your remaining GWB). However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, at the time of step-up, your bonus base is recalculated and is equal to $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000). Your bonus base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

          - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

     - If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($200,000). Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

     If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value. At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your bonus base is not adjusted since the amount of the withdrawal does not exceed your GAWA. At the time of step-up, your bonus base is recalculated and is equal to $195,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

          - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

     - If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals. At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($195,000).


|X|  Notes:

     As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

     - If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

     - If your endorsement contains an annual step-up provision and is effective on or after 12/03/2007, the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

     - Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.

     This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.

     Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.

     If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

     If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

     If your endorsement contains a varying benefit percentage, the GAWA% is determined at the time of the first withdrawal (if not previously determined).

     - If your endorsement allows for re-determination of the GAWA%, the GAWA% is re-determined upon step-up if your

          Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB.

     If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.

     If your endorsement contains a GMWB Death Benefit provision, the GMWB death benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB death benefit may be reduced for the withdrawal.

     If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 8: UPON APPLICATION OF THE GUARANTEED WITHDRAWAL BALANCE BONUS, YOUR GWB AND GAWA ARE RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A GUARANTEED WITHDRAWAL BALANCE BONUS PROVISION.)

|X| Example 8a: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your bonus base is $100,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your bonus base ($100,000 + $100,000*0.07 = $107,000).

     Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or
     2) 5% of your new GWB ($107,000*0.05 = $5,350).

     After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 8b: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your bonus base is $100,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your bonus base ($90,000 + $100,000*0.07 = $97,000).

     Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).

     After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     Your bonus base is not recalculated upon the application of the bonus to your GWB.

     If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.

     If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not impacted by the application of the bonus.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since the GWB adjustment is not impacted by the application of the bonus.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since the GMWB death benefit is not impacted by the application of the bonus.

     If the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

EXAMPLE 9: FOR LIFE GUARANTEE BECOMES EFFECTIVE AFTER THE EFFECTIVE DATE OF THE ENDORSEMENT. AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, YOUR GAWA IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB THAT CONTAINS A FOR LIFE GUARANTEE THAT BECOMES EFFECTIVE AFTER THE EFFECTIVE DATE OF THE ENDORSEMENT.)

|X| Example 9a: If on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:

     Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).

     The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

|X| Example 9b: If your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:

     You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.

     The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

|X| Example 9c: If on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:

     Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).

     The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

     Although your GAWA is $0, upon step-up or subsequent premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     If your endorsement is effective prior to 12/03/2007, your reset date is the Contract Anniversary on or immediately following your 65th birthday (or the youngest Covered Life's 65th birthday if your endorsement is a For Life GMWB with Joint Option). If your endorsement is effective on or after 12/03/2007 and before 03/31/2008, your reset date is the Contract Anniversary on or immediately following your 60th birthday. If your endorsement is effective on or after 03/31/2008 and before 10/06/2008, your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2. If your endorsement is effective on or after 10/06/2008, your reset date is the Contract Anniversary on or immediately following your 63rd birthday (or the youngest Covered Life's 62nd birthday if your endorsement is a For Life GMWB with Joint Option).


EXAMPLE 10: FOR LIFE GUARANTEE ON A FOR LIFE GMWB WITH JOINT OPTION. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB WITH JOINT OPTION.)

|X| If at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:

     If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

     If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life's attained age (or the age he or she would have attained). The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

     The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

     Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

|X|  Notes:

     If your endorsement is effective prior to 12/03/2007 and has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If your endorsement is effective on or after 10/06/2008 and has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life 62nd birthday.

     If  your  endorsement  contains  a  Guaranteed   Withdrawal  Balance  Bonus
     provision, your bonus base remains unchanged at the time of continuation.

     If your endorsement contains a varying benefit percentage, your BDB remains unchanged at the time of continuation.


EXAMPLE 11: UPON APPLICATION OF THE GUARANTEED  WITHDRAWAL  BALANCE  ADJUSTMENT,
YOUR GWB IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PROVISION.)

|X| Example 11a: If on the GWB Adjustment Date, your GWB is $160,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

     Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($160,000) or 2) the GWB adjustment ($200,000).

|X| Example 11b: If on the GWB Adjustment Date, your GWB is $210,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

     Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($210,000) or 2) the GWB adjustment ($200,000).

|X|  Notes:

     The GWB adjustment provision is terminated on the GWB Adjustment Date after the GWB adjustment is applied (if any).

     Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.

     No adjustment is made to your bonus base since the bonus base is not impacted by the GWB adjustment.

     If your endorsement allows for re-determination of the GAWA%, no adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.

     If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the GWB adjustment.

                                   APPENDIX E

                     FUTUREGUARD 6 GMIB PROSPECTUS EXAMPLES

The following examples assume that the FutureGuard 6 GMIB was elected when the Contract was purchased, no other optional benefits were elected and the Annuitant was age 50 on the Contract's Issue Date. If the Annuitant was age 53 or older on the Contract's Issue Date, the 500% benefit cap would not apply.

EXAMPLE 1: AT ISSUE, ALL GMIB VALUES ARE INITIALIZED.

If your Contract is issued with a $100,000 initial premium payment (net of any applicable premium taxes and sales charges):

     -    The Step-Up Date is equal to the Issue Date.

     - The Step-Up Value is equal to $100,000, which is your initial premium payment.

     -    Your  Roll-Up  Component  is equal to  $100,000,  which is the Step-Up
          Value.

     - Your Greatest Contract Anniversary Value (GCAV) Component is equal to $100,000, which is your initial premium payment.

     - Neither Component is permitted to exceed $500,000, which is 500% of your initial premium payment. (These examples will refer to this limit as the "benefit cap".)

     - Your GMIB Benefit Base is equal to $100,000, which is the greater of the Roll-Up Component and the GCAV Component.

     - The earliest date that you may elect to exercise the GMIB is on the 10th Contract Anniversary, which is 10 years from the most recent Step-Up Date.

EXAMPLE 2: UPON PAYMENT OF A SUBSEQUENT PREMIUM, YOUR ROLL-UP COMPONENT, GCAV COMPONENT, BENEFIT CAP AND GMIB BENEFIT BASE ARE RE-DETERMINED.

If you make an additional premium payment of $50,000 (net of any applicable premium taxes and sales charges) and your Roll-Up Component is equal to $180,000, your GCAV Component is equal to $160,000, your benefit cap is equal to $500,000 and your GMIB Benefit Base is equal to $180,000 at the time of payment:

     -    The Step-Up Date does not change.

     -    The Step-Up Value does not change.

     - Your Roll-Up Component is equal to $230,000, which is the Roll-Up Component prior to the premium payment plus the premium payment.

     - Your GCAV Component is equal to $210,000, which is the GCAV Component prior to the premium payment plus the premium payment.

     - Your benefit cap is equal to $750,000, which is the benefit cap prior to the premium payment plus 500% of the premium payment.

     - Your GMIB Benefit Base is equal to $230,000, which is the greater of the Roll-Up Component and the GCAV Component.

     - The earliest date that you may elect to exercise the GMIB does not change.

EXAMPLE 3: UPON A PARTIAL WITHDRAWAL, YOUR ROLL-UP COMPONENT, GCAV COMPONENT, BENEFIT CAP AND GMIB BENEFIT BASE ARE RE-DETERMINED.

If you request a single partial withdrawal of $30,000 (including any applicable charges and adjustments), no other partial withdrawals are made during the Contract Year, and your Contract Value is equal to $120,000, your Roll-Up Component on the previous Contract Anniversary is equal to $125,000, your GCAV Component is equal to $132,000, your benefit cap is equal to $500,000, and your GMIB Benefit Base is equal to $132,000 at the time of the withdrawal:

     -    The Step-Up Date does not change.

     -    The Step-Up Value does not change.

     - Your Roll-Up Component will not be adjusted until the end of the Contract Year (assuming that the GMIB is not exercised before then), at which point it will be equal to:

     - The Roll-Up Component on the previous Contract Anniversary accumulated at 6% ($125,000 x 1.06 = $132,500),

          - Less the portion of total withdrawals in the Contract Year that are less than or equal to 6% of the Roll-Up Component on the previous Contract Anniversary (0.06 x $125,000 = $7,500);

          - Multiplied by the percentage reduction in Contract Value attributable to total withdrawals in the Contract Year in excess of 6% of the Roll-Up Component on the previous Contract Anniversary (1 - [$30,000 - $7,500]/[$120,000 - $7,500] = 0.8).

          - Your Roll-Up Component is equal to [$132,500 - $7,500] x 0.8 = $100,000.

     - Your GCAV Component is adjusted at the time of the partial withdrawal, at which point it will be equal to $99,000, which is the GCAV Component prior to the partial withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (1 - $30,000/$120,000 = 0.75).

     - Your benefit cap is equal to $470,000, which is the benefit cap prior to the partial withdrawal less the amount of the partial withdrawal.

     - Your GMIB Benefit Base at the end of the Contract Year is equal to $100,000, which is the greater of the Roll-Up Component and the GCAV Component.

     - The earliest date that you may elect to exercise the GMIB does not change.

EXAMPLE 4: ON EACH CONTRACT ANNIVERSARY PRIOR TO THE ANNUITANT'S 75TH BIRTHDAY, YOU MAY ELECT TO STEP UP YOUR ROLL-UP COMPONENT TO THE CONTRACT VALUE, IN WHICH CASE THE STEP-UP DATE, STEP-UP VALUE, EARLIEST DATE THAT YOU MAY ELECT TO
EXERCISE THE GMIB, AND YOUR ROLL-UP COMPONENT WILL BE RE-DETERMINED. IN ADDITION, ON EACH CONTRACT ANNIVERSARY PRIOR TO THE ANNUITANT'S 81ST BIRTHDAY, YOUR CONTRACT VALUE IS COMPARED TO THE CONTRACT VALUES ON ALL PREVIOUS CONTRACT ANNIVERSARIES, WHICH MAY RE-DETERMINE THE GCAV COMPONENT.

Example 4a: If your Contract Value is equal to $120,000, your benefit cap is equal to $500,000, the greatest Contract Value on any previous Contract Anniversary is $100,000, your Roll-Up Component is equal to $106,000, and you elect to step up your Roll-Up Component to the Contract Value:

     -    The  Step-Up  Date  is  equal  to the  date  of the  current  Contract
          Anniversary.

     - The Step-Up Value is equal to $120,000, which is the Contract Value on the Step-Up Date.

     -    Your  Roll-Up  Component  is equal to  $120,000,  which is the Step-Up
          Value.

     - Your GCAV Component is equal to $120,000, which is the greatest Contract Value on any Contract Anniversary.

     - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.

     - Your GMIB Benefit Base is equal to $120,000, which is the greater of the Roll-Up Component and the GCAV Component.

     -    You may not elect to exercise your GMIB for 10 years.

Example 4b: If your Contract Value is equal to $510,000, your benefit cap is equal to $500,000, the greatest Contract Value on any previous Contract Anniversary is $460,000, your Roll-Up Component is equal to $450,000, and you elect to step up your Roll-Up Component to the Contract Value:

     -    The  Step-Up  Date  is  equal  to the  date  of the  current  Contract
          Anniversary.

     - The Step-Up Value is equal to $510,000, which is the Contract Value on the Step-Up Date.

     - Your Roll-Up Component is equal to $500,000, which is the lesser of the Step-Up Value and the benefit cap.

     - Your GCAV Component is equal to $500,000, which is the lesser of the greatest Contract Value on any Contract Anniversary and the benefit cap.

     - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.

     - Your GMIB Benefit Base is equal to $500,000, which is the greater of the Roll-Up Component and the GCAV Component.

     -    You may not elect to exercise your GMIB for 10 years.

Example 4c: If your Contract Value is equal to $130,000, your benefit cap is equal to $500,000, the greatest Contract Value on any previous Contract Anniversary is $150,000 but your GCAV Component has been reduced by a subsequent withdrawal to $120,000, your Roll-Up Component is equal to $140,000, and your GMIB Benefit Base is $140,000:

     - The Step-Up Date does not change because the Contract Value is less than the Roll-Up Component, which means that step up is not available.

     -    The Step-Up Value does not change because step up did not occur.

     -    Your Roll-Up Component does not change because step up did not occur.

     - Your GCAV Component does not change because the Contract Value on the current Contract Anniversary is not the greatest Contract Value on any Contract Anniversary.

     - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.

     - The GMIB Benefit Base does not change because neither the Roll-Up Component nor the GCAV Component changed.

     - The earliest date that you may elect to exercise the GMIB does not change because step up did not occur.

EXAMPLE 5: IF YOUR CONTRACT VALUE FALLS TO ZERO AND YOUR GMIB BENEFIT BASE IS GREATER THAN ZERO, THEN ALL WITHDRAWALS TAKEN FROM THE CONTRACT WILL BE EXAMINED IN ORDER TO DETERMINE THE ELIGIBILITY OF THE GMIB BENEFIT BASE FOR AUTOMATIC ANNUITIZATION.

Example 5a: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and all withdrawals from the Contract have been Required Minimum
Distributions:

     -    Your GMIB Benefit Base is eligible for automatic annuitization.

     - Unless you choose another payment option, $10,000 will be applied to purchase a Life Annuity with 120 Monthly Periods Guaranteed (a Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed if there are Joint Annuitants) using the Guaranteed Annuity Purchase Rates defined in the GMIB.

     - Unless you choose another payment frequency, you will receive monthly income payments.

     -    The GMIB and the Contract will terminate.

Example 5b: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and total withdrawals from the Contract for each individual Contract Year have been less than or equal to 6% of the Roll-Up Component on the previous Contract Anniversary:

     -    Your GMIB Benefit Base is eligible for automatic annuitization.

     - Unless you choose another payment option, $10,000 will be applied to purchase a Life Annuity with 120 Monthly Periods Guaranteed (a Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed if there are Joint Annuitants) using the Guaranteed Annuity Purchase Rates defined in the GMIB.

     - Unless you choose another payment frequency, you will receive monthly income payments.

     -    The GMIB and the Contract will terminate.

Example 5c: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and, in one Contract Year, a withdrawal was taken that was not a Required Minimum Distribution and total withdrawals for that Contract Year exceed 6% of the Roll-Up Component on the previous Contract Anniversary:

     - The GMIB and the Contract will terminate because your GMIB Benefit Base is not eligible for automatic annuitization.

                                   APPENDIX F

                            ACCUMULATION UNIT VALUES

The tables reflect the values of accumulation units for each Investment Division for the beginning and end of the periods indicated, and the number of accumulation units outstanding as of the end of the periods indicated - for each of a base Contract (with no optional endorsements) and for each Contract with the most expensive combination of optional endorsements (through the end of the most recent period). This information derives from the financial statements of the Separate Account, which together constitute the Separate Account's condensed financial information. The annualized charge for your Contract may fall in between the charge for a base Contract and a Contract with the most expensive combination of optional endorsements, and complete condensed financial information about the Separate Account is available in the SAI. Contact the Annuity Service Center to request your copy free of charge, and contact information is on the cover page of the prospectus. Also, please ask about the more timely Accumulation Unit Values that are available for each Investment Division.

Effective March 31, 2008, the names of the following Investment Divisions changed (whether or not in connection with a sub-adviser change):

JNL/Lazard Mid Cap Value Fund to JNL/Lazard Mid Cap Equity Fund; and JNL/Lazard Small Cap Value Fund to JNL/Lazard Small Cap Equity Fund.


Also effective March 31, 2008, the Separate Account has the following new Investment Divisions, for which no Accumulation Unit information is available yet:


JNL/PAM Asia ex-Japan Fund;
JNL/PAM China-India Fund;
JNL/PPM America Mid Cap Value Fund; and
JNL/PPM America Small Cap Value Fund.


Effective October 6, 2008, the name of the following Investment Division changed (whether or not in connection with a sub-adviser change):

JNL/AIM Real Estate Fund to JNL/AIM Global Real Estate Fund.

Also effective October 6, 2008, the Separate Account has the following new Investment Divisions, for which no Accumulation Unit information is available yet:

JNL/Goldman Sachs Emerging Markets Debt Fund;
JNL/M&G Global Basics Fund;
JNL/M&G Global Leaders Fund;
JNL/Mellon Capital Management Pacific Rim 30 Fund;
JNL/Mellon Capital Management European 30 Fund; and
JNL/Red Rocks Listed Private Equity Fund.


At the end of the tables in the SAI are the footnotes with the beginning dates of activity for each Investment Division at every applicable charge level (annualized) under the Contract.

Accumulation Unit Values
Base Contract with $1 Million Premium Administrative Fee Waiver - 1.10% (Contracts issued between September 22, 2003 and May 2, 2004)

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/AIM International Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/AIM Large Cap Growth Division(596)

   Accumulation unit value:
      Beginning of period                    $ 12.78        $ 11.98        $ 11.29        $ 10.81          N/A            N/A
      End of period                          $ 14.63        $ 12.78        $ 11.98        $ 11.29          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          2,251          3,701          3,701          N/A            N/A

JNL/AIM Premier Equity II Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/AIM Real Estate Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/AIM Small Cap Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Alger Growth Division(596)

   Accumulation unit value:
      Beginning of period                    $ 20.69        $ 19.93        $ 17.94        $ 17.34          N/A            N/A
      End of period                          $ 22.50        $ 20.69        $ 19.93        $ 17.94          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          1,403          2,307          2,307          N/A            N/A

JNL/Alliance Capital Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Capital Guardian Global Balanced
Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Capital Guardian Global Diversified
Research Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Capital Guardian International
Small Cap Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/Capital Guardian U.S. Growth
Equity Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/Credit Suisse Global Natural
Resources Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/Credit Suisse Long/Short Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Eagle Core Equity Division(596)

   Accumulation unit value:
      Beginning of period                    $ 20.02        $ 18.02        $ 17.62        $ 16.52          N/A            N/A
      End of period                          $ 19.92        $ 20.02        $ 18.02        $ 17.62          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          4,049          6,658          6,658          N/A            N/A

JNL/Eagle SmallCap Equity Division(596)

   Accumulation unit value:
      Beginning of period                    $ 24.17        $ 20.35        $ 20.07        $ 17.71          N/A            N/A
      End of period                          $ 26.79        $ 24.17        $ 20.35        $ 20.07          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --            687          1,129          1,129          N/A            N/A

JNL/Franklin Templeton Founding
Strategy Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Franklin Templeton Global Growth
Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Franklin Templeton Income Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Franklin Templeton Mutual Shares
Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Franklin Templeton Small Cap
Value Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Goldman Sachs Core Plus Bond
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 20.15        $ 19.46        $ 19.18        $ 17.86          N/A            N/A
      End of period                          $ 21.33        $ 20.15        $ 19.46        $ 19.18          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          3,406          5,600          5,600          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Goldman Sachs Mid Cap Value Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Goldman Sachs Short Duration
Bond Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/JPMorgan International Value
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 16.35        $ 12.53        $ 10.68        $  9.12          N/A            N/A
      End of period                          $ 18.11        $ 16.35        $ 12.53        $ 10.68          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          4,003          6,582          6,582          N/A            N/A

JNL/JPMorgan MidCap Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/JPMorgan U.S. Government & Quality
Bond Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Lazard Emerging Markets Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Lazard Mid Cap Value Division(596)

   Accumulation unit value:
      Beginning of period                    $ 21.46        $ 18.94        $ 17.60        $ 15.48          N/A            N/A
      End of period                          $ 20.67        $ 21.46        $ 18.94        $ 17.60          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --            786          1,292          1,292          N/A            N/A

JNL/Lazard Small Cap Value Division(596)

   Accumulation unit value:
      Beginning of period                    $ 17.86        $ 15.46        $ 14.94        $ 13.38          N/A            N/A
      End of period                          $ 16.46        $ 17.86        $ 15.46        $ 14.94          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          1,364          2,243          2,243          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Mellon Capital Management (MCM)
10 x 10 Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM 25 Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM 25 Division (NY)

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM Bond Index Division(596)

   Accumulation unit value:
      Beginning of period                    $ 11.58        $ 11.30        $ 11.21        $ 10.75          N/A            N/A
      End of period                          $ 12.19        $ 11.58        $ 11.30        $ 11.21          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          1,131          1,860          1,860          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Communications Sector Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Consumer Brands Sector Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Dow 10 Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Dow Dividend Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Dow Dividend Division (NY)

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM Enhanced S&P 500 Stock Index
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 10.09        $  8.73         $ 8.47         $ 7.86          N/A            N/A
      End of period                          $ 10.35        $ 10.09         $ 8.73         $ 8.47          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          3,870          6,363          6,363          N/A            N/A

JNL/MCM Financial Sector Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM Global 15 Division (NY)

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Healthcare Sector Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Index 5 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM International Index Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM JNL 5 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM JNL Optimized 5 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A             N/A           N/A            N/A
      End of period                            N/A            N/A            N/A             N/A           N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A             N/A           N/A            N/A

JNL/MCM Nasdaq 15 Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A             N/A           N/A            N/A
      End of period                            N/A            N/A            N/A             N/A           N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A             N/A           N/A            N/A

JNL/MCM Nasdaq 25 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A             N/A           N/A            N/A
      End of period                            N/A            N/A            N/A             N/A           N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A             N/A           N/A            N/A

JNL/MCM NYSE International 25 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A             N/A           N/A            N/A
      End of period                            N/A            N/A            N/A             N/A           N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A             N/A           N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Oil & Gas Sector Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 10 Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 24 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 24 Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM S&P 400 MidCap Index Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM S&P 500 Index Division(596)

   Accumulation unit value:
      Beginning of period                    $ 12.46        $ 10.95        $ 10.61        $  9.90          N/A            N/A
      End of period                          $ 12.93        $ 12.46        $ 10.95        $ 10.61          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          1,228          2,020          2,020          N/A            N/A

JNL/MCM S&P SMid 60 Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM Select Small-Cap Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Select Small-Cap Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Small Cap Index Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Technology Sector Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Value Line 25 Division (NY)

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Value Line 30 Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/MCM VIP Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Oppenheimer Global Growth
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 14.92        $ 12.90        $ 11.46        $  9.93          N/A            N/A
      End of period                          $ 15.69        $ 14.92        $ 12.90        $ 11.46          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          2,449          4,026          4,026          N/A            N/A

JNL/Oppenheimer Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/PIMCO Real Return Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/PIMCO Total Return Bond
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 14.77        $ 14.43        $ 14.26        $ 13.62          N/A            N/A
      End of period                          $ 15.81        $ 14.77        $ 14.43        $ 14.26          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          4,466          7,344          7,344          N/A            N/A

JNL/PPM America Core Equity Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/PPM America High Yield Bond
Division(596)

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A         $15.74          N/A            N/A
      End of period                              N/A            N/A            N/A         $16.49          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A             --          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/PPM America High Yield Bond
Division(674)

   Accumulation unit value:
      Beginning of period                    $ 14.68        $ 13.43        $ 13.35        $ 12.97          N/A            N/A
      End of period                          $ 14.36        $ 14.68        $ 13.43        $ 13.35          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          1,474          2,423          2,423          N/A            N/A

JNL/PPM America Value Equity Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/Putnam Midcap Growth Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

JNL/S&P 4 Division

   Accumulation unit value:
      Beginning of period                        N/A            N/A            N/A            N/A          N/A            N/A
      End of period                              N/A            N/A            N/A            N/A          N/A            N/A
   Accumulation units outstanding
   at the end of period                          N/A            N/A            N/A            N/A          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Competitive Advantage Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 100 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 50 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 75 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Disciplined Growth Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Disciplined Moderate Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Disciplined Moderate Growth
Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Dividend Income & Growth
Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Equity Aggressive Growth
Division I

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Equity Growth Division I

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Intrinsic Value Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Managed Aggressive Growth
Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Managed Conservative Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Managed Growth Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Managed Moderate Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Managed Moderate Growth Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Retirement 2015 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Retirement 2020 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Retirement 2025 Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Retirement Income Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Total Yield Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Very Aggressive Growth Division I

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/Select Balanced Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

JNL/Select Money Market Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Select Value Division(596)

   Accumulation unit value:
      Beginning of period                    $ 21.18        $ 17.71        $ 16.56        $ 15.04          N/A            N/A
      End of period                          $ 22.59        $ 21.18        $ 17.71        $ 16.56          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          2,022          3,325          3,325          N/A            N/A

JNL/T.Rowe Price Established Growth
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 31.32        $ 27.85        $ 26.54        $ 24.67          N/A            N/A
      End of period                          $ 34.11        $ 31.32        $ 27.85        $ 26.54          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          2,959          4,865          4,865          N/A            N/A

JNL/T.Rowe Price Mid-Cap Growth
Division(596)

   Accumulation unit value:
      Beginning of period                    $ 41.08        $ 38.89        $ 34.46        $ 30.78          N/A            N/A
      End of period                          $ 47.62        $ 41.08        $ 38.89        $ 34.46          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --            988          1,625          1,625          N/A            N/A

JNL/T.Rowe Price Value Division(596)

   Accumulation unit value:
      Beginning of period                    $ 16.71        $ 14.07        $ 13.41        $ 12.05          N/A            N/A
      End of period                          $ 16.66        $ 16.71        $ 14.07        $ 13.41          N/A            N/A
   Accumulation units outstanding
   at the end of period                           --          5,047          8,298          8,298          N/A            N/A

Investment Divisions                      December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              2007           2006           2005           2004           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
JNL/Western Balanced Division

   Accumulation unit value:
      Beginning of period                      N/A            N/A            N/A            N/A            N/A            N/A
      End of period                            N/A            N/A            N/A            N/A            N/A            N/A
   Accumulation units outstanding
   at the end of period                        N/A            N/A            N/A            N/A            N/A            N/A

Accumulation Unit Values
Contract with Endorsements - 3.36%

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/AIM International Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/AIM Large Cap Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/AIM Premier Equity II Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/AIM Real Estate Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/AIM Small Cap Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Alger Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Alliance Capital Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Capital Guardian Global Balanced
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Capital Guardian Global Diversified
Research Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Capital Guardian International
Small Cap Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Capital Guardian U.S. Growth
Equity Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Credit Suisse Global Natural
Resources Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Credit Suisse Long/Short Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Eagle Core Equity Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Eagle SmallCap Equity Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Franklin Templeton Founding
Strategy Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Franklin Templeton Global Growth
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Franklin Templeton Income Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Franklin Templeton Mutual Shares
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Franklin Templeton Small Cap
Value Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Goldman Sachs Core Plus Bond
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Goldman Sachs Mid Cap Value Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Goldman Sachs Short Duration
Bond Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/JPMorgan International Value
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/JPMorgan MidCap Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/JPMorgan U.S. Government & Quality
Bond Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Lazard Emerging Markets Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Lazard Mid Cap Value Division(967)

  Accumulation unit value:
    Beginning of period                        $ 17.58        $ 15.87        $ 15.91          N/A            N/A            N/A
    End of period                              $ 16.55        $ 17.58        $ 15.87          N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           4,978          5,373          5,563          N/A            N/A            N/A

JNL/Lazard Small Cap Value Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/Mellon Capital Management (MCM)
10 x 10 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM 25 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM 25 Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Bond Index Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Communications Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Consumer Brands Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Dow 10 Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Dow Dividend Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Dow Dividend Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Enhanced S&P 500 Stock Index
Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Financial Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Global 15 Division (NY)(967)

  Accumulation unit value:
    Beginning of period                        $ 21.37        $ 15.79        $ 15.66          N/A            N/A            N/A
    End of period                              $ 22.64        $ 21.37        $ 15.79          N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                            --            6,524          7,537          N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Healthcare Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Index 5 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM International Index Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM JNL 5 Division

  Accumulation unit value:
    Beginning of period                        $ 13.79          N/A            N/A            N/A            N/A            N/A
    End of period                              $ 13.09          N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           8,391          N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM JNL Optimized 5 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Nasdaq 15 Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Nasdaq 25 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM NYSE International 25 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Oil & Gas Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 10 Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 24 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 24 Division (NY)

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM S&P 400 MidCap Index Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P 500 Index Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM S&P SMid 60 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Select Small-Cap Division(1224)

  Accumulation unit value:
    Beginning of period                        $ 18.20          N/A            N/A            N/A            N/A            N/A
    End of period                              $ 16.01          N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           5,147          N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Select Small-Cap Division
(NY)(967)

  Accumulation unit value:
    Beginning of period                        $ 18.99        $ 17.51        $ 17.72          N/A            N/A            N/A
    End of period                              $ 16.03        $ 18.99        $ 17.51          N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                            --             --            4,995          N/A            N/A            N/A

JNL/MCM Small Cap Index Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Technology Sector Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/MCM Value Line 25 Division (NY)(967)

  Accumulation unit value:
    Beginning of period                        $ 14.49        $ 15.21        $ 15.33          N/A            N/A            N/A
    End of period                              $ 16.84        $ 14.49        $ 15.21          N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                            --            8,317          7,701          N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/MCM Value Line 30 Division(1450)

  Accumulation unit value:
    Beginning of period                        $ 16.94          N/A            N/A            N/A            N/A            N/A
    End of period                              $ 16.82          N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           6,530          N/A            N/A            N/A            N/A            N/A

JNL/MCM VIP Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Oppenheimer Global Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Oppenheimer Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/PIMCO Real Return Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/PIMCO Total Return Bond Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/PPM America Core Equity Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/PPM America High Yield Bond Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/PPM America High Yield Bond Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/PPM America Value Equity Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/Putnam Midcap Growth Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P 4 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

Investment Divisions                        December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                                2007           2006           2005           2004           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
JNL/S&P Competitive Advantage Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 100 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 50 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A

JNL/S&P Core Index 75 Division

  Accumulation unit value:
    Beginning of period                          N/A            N/A            N/A            N/A            N/A            N/A
    End of period                                N/A            N/A            N/A            N/A            N/A            N/A
  Accumulation units outstanding
  at the end of period                           N/A            N/A            N/A            N/A            N/A            N/A




----------------------------------------------------------------------------------------------------------------------
QUESTIONS:  If you have any questions about your Contract, you may contact us at:

JACKSON OF NY SERVICE CENTER:                               1 (800) 599-5651 (8 a.m. - 8 p.m. ET)

             MAIL ADDRESS:                                  P.O. Box 378004, Denver, Colorado 80237-9701

             DELIVERY ADDRESS:                              7601 Technology Way, Denver, Colorado 80237

JACKSON OF NY IMG SERVICE CENTER:                           1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank
or another financial institution)

             MAIL ADDRESS:                                  P.O. Box 33178, Detroit, MI 48232-5178

             DELIVERY ADDRESS:                              c/o Standard Federal Bank, Drawer 5178,
                                                            12425 Merriman Road, Livonia, MI 48150

HOME OFFICE:                                                2900 Westchester Avenue, Purchase, New York 10577
----------------------------------------------------------- ----------------------------------------------------------